PREFORMED LINE PRODUCTS
The connection you can count on.



GLOBAL REACH
LOCAL FOCUS

2009 ANNUAL REPORT

ENERGY

SPECIAL INDUSTRIES

COMMUNIC

SOLAR



PREFORMED LINE PRODUCTS
The connection you can count on.

GLOBAL REACH LOCAL FOCUS

With the 2009 acquisition of Dulmison, Preformed Line Products broadened its **Global Reach and Local Focus.** The expanded presence in both Indonesia and Malaysia was the result of years of strategic planning. Now with twelve international subsidiaries, PLP continues to strengthen its ability to respond to market needs both globally and locally.

Despite worldwide economic downturns, PLP continues to look to the future, developing new and competitive products, while offering solutions and a level of quality, customer service and specialization unmatched in the markets we serve.

Founded in 1947, Preformed Line Products Company, headquartered in Mayfield Village, Ohio, designs and manufactures products and systems for the construction and maintenance of overhead and underground networks for the energy and communications industries. Additional specialized markets include solar energy, tower/antenna and metal buildings. PLP serves all of these worldwide markets through its three manufacturing centers and sixteen international operations.





PREFORMED LINE PRODUCTS COMPANY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To our shareholders:

The 2010 annual meeting of shareholders of Preformed Line Products Company will be held at the offices of the Company, 660 Beta Drive, Mayfield Village, Ohio, on Monday, April 26, 2010, at 9:00 a.m., local time, for the following purposes:

1. To elect four directors, each for a term expiring in 2012;
2. To receive reports at the meeting. No action constituting approval or disapproval of the matters referred to in the reports is contemplated; and
3. Any other matters that properly come before the meeting.

Only shareholders of record at the close of business on March 10, 2010, are entitled to notice of and to vote at the meeting or any adjournment thereof. Shareholders are urged to complete, date and sign the enclosed proxy and return it in the enclosed envelope. The principal address of Preformed Line Products Company is 660 Beta Drive, Mayfield Village, Ohio 44143.

By order of the Board of Directors,

Caroline S. Vaccariello

CAROLINE S. VACCARIELLO,
Secretary

Dated: March 19, 2010

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MONDAY, APRIL 26, 2010: The proxy statement and the Company's 2009 Annual Report to Shareholders are also available at: http://materials.proxyvote.com/740444.

YOUR VOTE IS IMPORTANT
PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY

PREFORMED LINE PRODUCTS COMPANY

PROXY STATEMENT

Our Board of Directors is sending you this proxy statement to ask for your vote as a Preformed Line Products Company shareholder on the matters to be voted on at the annual meeting of shareholders. The annual meeting of shareholders will be held at 660 Beta Drive, Mayfield Village, Ohio, 44143, on Monday, April 26, 2010, at 9:00 a.m., local time. We are mailing this proxy statement and the accompanying notice and proxy to you on or about March 19, 2010.

Annual Report. A copy of our Annual Report to Shareholders for the fiscal year ended December 31, 2009, is enclosed with this proxy statement.

Solicitation of Proxies. Our Board of Directors is making this solicitation of proxies and we will pay the cost of the solicitation. In addition to solicitation of proxies by mail, our employees may solicit proxies by telephone, facsimile or electronic mail.

Proxies; Revocation of Proxies. The shares represented by your proxy will be voted in accordance with the instructions as indicated on your proxy. In the absence of any such instructions, they will be voted to elect the director nominees set forth under "Election of Directors". Your presence at the annual meeting of shareholders, without more, will not revoke your proxy. However, you may revoke your proxy at any time before it has been exercised by signing and delivering a later-dated proxy or by giving notice to us in writing at our address indicated on the attached Notice of Annual Meeting of Shareholders by April 26, 2010, or in the open meeting.

Voting Eligibility. Only shareholders of record at the close of business on the record date, March 10, 2010, are entitled to receive notice of the annual meeting of shareholders and to vote the common shares that they held on the record date at the meeting. On the record date, our voting securities outstanding consisted of 5,253,140 common shares, $2 par value, each of which is entitled to one vote at the meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

The following table shows the amount of the Company's Common Shares beneficially owned as of March 10, 2010 by (a) the Company's directors, (b) each other person known by the Company to own beneficially more than 5% of the outstanding Common Shares, (c) the Company's named executive officers, and (d) the Company's executive officers and directors as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Barbara P. Ruhlman (1)	852,722 (2)	16.2%
Robert G. Ruhlman (1)	1,889,632 (3)	36.0%
Randall M. Ruhlman (1)	1,657,030 (4)	31.5%
KeyCorp (5)	404,352	7.7%
Eric R. Graef	30,428 (6)	*
William H. Haag III	27,425 (6)	*
Dennis F. McKenna	24,983 (6)	*
David C. Sunkle	21,551 (6)	*
Glenn E. Corlett	1,000	*
Richard R. Gascoigne	1,000	*
Michael E. Gibbons	0	*
R. Steven Kestner	1,146	*
All executive officers and directors as a Group (13 persons)	3,062,541	58.3%

* Represents less than 1%.

(1) The mailing address for each of Barbara P. Ruhlman, Robert G. Ruhlman and Randall M. Ruhlman is 660 Beta Drive, Mayfield Village, Ohio 44143.

(2) Includes 63,335 shares held by The Thomas F. Peterson Foundation, of which Barbara P. Ruhlman is President and a Trustee.

(3) Includes 114,348 shares held by the Preformed Line Products Company Profit Sharing Trust, 93,312 shares held in trust for the benefit of Robert G. Ruhlman and his children (these 93,312 shares are also shown as being beneficially owned by Randall M. Ruhlman) and 300 shares owned by his wife or held by her as custodian. Also includes 400,452 shares held in the Ethel B. Peterson Trust of which Robert G. Ruhlman acts as co-Trust Advisor and has voting control (these 400,452 shares are also shown as being beneficially owned by Randall M. Ruhlman who also acts as co-Trust Advisor and has voting control); and 997,000 shares in the Irrevocable Trust between Barbara P. Ruhlman and Bernard L. Karr of which Bernard L. Karr is the trustee and for which Robert G. Ruhlman acts as co-Trust-Advisor and has voting control (these 997,000 shares are also shown as being beneficially owned by Randall M. Ruhlman). Also includes 103,820 restricted shares that may be acquired pursuant to service and performance vesting requirements.

(4) Includes 93,312 shares held in trust for the benefit of Randall M. Ruhlman and his children (these 93,312 shares are also shown as being beneficially owned by Robert G. Ruhlman). Also includes 400,452 shares held in the Ethel B. Peterson Trust of which Randall M. Ruhlman acts as co-Trust Advisor and has voting control (these 400,452 shares are also shown as being beneficially owned by Robert G. Ruhlman who also acts as co-Trust Advisor and has voting control); and 997,000 shares in the Irrevocable Trust between Barbara P. Ruhlman and Bernard L. Karr of which Bernard L. Karr is the trustee and for which Randall M. Ruhlman acts as co-Trust-Advisor and has voting control (these 997,000 shares are also shown as being beneficially owned by Robert G. Ruhlman).

(5) The mailing address for KeyCorp is 127 Public Square, Cleveland, Ohio 44114.

(6) Includes the following number of shares that may be acquired pursuant to currently exercisable stock options for Dennis F. McKenna, 5,000; and David C. Sunkle, 5,000. Includes the following number of restricted shares that may be forfeited pursuant to service and performance vesting requirements; Eric R. Graef, 22,028; William H. Haag III, 18,537; Dennis F. McKenna, 18,273; and David C. Sunkle, 14,301.

CORPORATE GOVERNANCE

Composition

The Company believes that high ethical standards are conducive to long-term performance, and as such, all Board members (as well as all employees) are subject to the Company's Code of Conduct, which is available on the Company's website www.preformed.com in our About Us section.

Board Leadership

The Company's leadership begins with the Board, where the Company has one individual, Robert G. Ruhlman, who serves as both principal executive officer and chairman of the board. Mr. Ruhlman's dual responsibility is appropriate given the Company's size and history. Since its beginning, PLP has had one person serve as both principal executive officer and chairman of the board. Mr. Ruhlman, as both CEO and Chairman, has thorough, specialized knowledge regarding the strategic challenges and opportunities facing the Company. Mr. Ruhlman is supported by independent directors who play pivotal roles. The Board does not have a lead independent director.

Board's role in risk oversight

The Company believes in taking measured and informed risks is an important element of its strategy. The Board maintains an active role in the Company's risk oversight. Given the current economic climate, the Board has become increasingly active in identifying and mitigating broader systematic risks. All material transactions and decisions are presented to the Board, and the Board engages in active discussions, challenging management while using their experiences to improve the Company. Additionally, the Board has a depth of risk management experience, including one Board member with over 30 years of experience as an insurance broker. The Board members frequently have discussions with members of management outside of the meetings, and have the authority to call on experts where appropriate. The Company relies on the Board's robust participation. Additionally, in accordance with the Audit Committee Charter, the Audit Committee reviews and discusses with management and the Company's independent auditor, the Company's (i) significant exposures (whether financial, operating or otherwise), and (ii) the Company's risk assessment and risk management policies.

Board Composition

In accordance with our Code of Regulations, the number of directors has been fixed at eight. The Company has classified its Board of Directors into two classes composed of four members each, both classes serving staggered two year terms. Below is an overview of each current Board member, of whom, Mr. Corlett, Mr. Gibbons, Mr. Kestner and Mr. Randall Ruhlman are nominees for election as directors at the annual meeting of shareholders, along with a description of the particular experiences, qualifications, attributes and skills of the directors that led to the conclusion that each should serve as a director.

Glenn E. Corlett – Mr. Corlett's vast business experience commenced over 40 years ago when he joined Price Waterhouse where he served as a partner from 1977 until 1990. Since that time, Mr. Corlett has served as the Chief Financial Officer and later the Chief Operating Officer for N.W. Ayer, a major international advertising agency before he became a Professor of Accounting at Ohio University, and the Dean and Philip J. Gardner Leadership Professor at the College of Business at Ohio University from July 1997 through June 2007. Mr. Corlett's tenure at Ohio University's Business School has given him the necessary credentials to be a viable member of the Board, not only from an accounting aspect, but also in general business management. Mr. Corlett has lectured and written on accounting, auditing and executive compensation. Mr. Corlett's zest for understanding the Company's financials; while providing sound business advice keeps him in a close working relationship with senior management, and makes him an excellent Chairman of the Compensation Committee. In fact, his oversight experience is critical to his role in reviewing the Company's compensation policy and ensuring that management is compensated in a manner consistent with the compensation policy and in accordance with the relevant laws. Additionally, Mr. Corlett is recognized for his high ethical standards. Finally, his inquisitive mind ensures that he is kept apprised of recent developments which may affect the Company.

Richard R. Gascoigne – Mr. Gascoigne brings more than 30 years experience in the insurance industry, and is ideally suited to be a board member, given this expertise in risk management and compliance. He has been

Managing Director at Marsh Inc., subsidiary of Marsh & McLennan Co. from 1995 until his retirement in 2008. He had held numerous positions during his career at Marsh, including two years as regional compliance officer. He has extensive experience in commercial property and casualty underwriting, specifically focusing on Middle Market companies. In addition, he has provided risk management consulting to clients during product development, acquisitions, and market introductions. The Company values his strong risk management and compliance experience, and he is excellent at monitoring the Company's implementation of its policies while ensuring that the Company adheres to its own guidelines. His wisdom and thoughtfulness in decision-making coupled with his willingness to thoroughly discuss issues make him an ideal member of the Board, as well as the Compensation and Audit Committees.

Michael E. Gibbons – Mr. Gibbons began his career with McDonald & Company, where he quickly rose to the level of general partner and then senior vice president. From there, he became president and CEO of a leading regional securities and investment banking firm in Houston, Texas. Soon after that, he founded Brown Gibbons Lang & Company, where he provides an active senior role to client engagements and business development opportunities. His financial literacy is exceptional, particularly his experience with respect to trends in the debt and equity markets. He knows how to provide workable solutions to the Company. He is particularly well suited to provide counsel on the integrity of the financial statements and the performance of our independent registered public accounting firm. His comprehensive experience with mergers, divestitures and acquisitions is a valuable resource to the Company and the Board for discussions on potential transactions, as well as strategic decision-making. This business acumen and experience ensures that he is well suited not only as a member of the board, but also as the Chairman of the Audit Committee.

R. Steven Kestner – Mr. Kestner has been practicing corporate law with the national law firm of Baker & Hostetler LLP since 1979. Mr. Kestner has served as the Executive Partner of Baker & Hostetler since 2004 and is a member of the firm's Policy Committee, which functions as the board of directors for the law firm. As Executive Partner, Mr. Kestner is the chief executive officer of the firm and his responsibilities include managing the firm's operations, finance and strategic growth. In addition, prior to becoming Executive Partner of the firm he served in several management positions, including Policy Committee member and Chair of the firm's National Business Practice Group, while developing an active legal practice focusing primarily on transactions, financings and securities law matters. Mr. Kestner advises and represents clients in the areas of domestic and foreign mergers and acquisitions, and he regularly works with public and private companies. He works closely with NYSE and NASDAQ companies. Mr. Kestner's securities law work has included registration statements under the Securities Act of 1933 with respect to both debt and equity financings and annual and periodic reports and proxy statements under the Securities Exchange Act of 1934. He is valued for his thoughtful analysis and ability to provide the board with various perspectives based on his depth of experience with similar companies.

Barbara R. Ruhlman – Mrs. Ruhlman is the current longest-serving board member, having become a member of the Board in 1988. As the daughter of the founder, wife of the former CEO and President, mother of current CEO and President, mother of Randall M. Ruhlman, a Board member, and one of the largest shareholders, she has seen the Company grow from when it was merely a dream in the founder's eyes, to a local manufacturing firm to the multi-national company it is today. She has served as President of the Thomas F. Peterson Foundation since 1988, and has been active in her philanthropy for over 50 years. She serves as a member of the Development Committee of the University Hospitals Board of Directors, and in addition, she serves as Chair of the MacDonald Women's Health Leadership Council. She has been on the Board of the Arthritis Foundation Northeastern Ohio Chapter for 20 years, and also serves on the Hunger Network Board. Finally, she has been a member of the board at Laurel School for over 10 years. Mrs. Ruhlman brings her vast experience based not only on long-standing tenure with the Company, but also with her extensive exposure to other entities via her volunteer work. She has the skills and capacity to provide strategic insight and direction by encouraging innovations and evaluating strategic decisions.

Randall M. Ruhlman – Mr. Ruhlman has managed his own company for over twenty years. As such, he has experience in corporate management, and an understanding of management trends in general. He presents a mature confidence, respect for others, and an openness to other opinions.

Robert G. Ruhlman – Mr. Ruhlman started with the Company over 30 years ago as an Associate Engineer. Over his years of service with the Company, he has held various positions including Manufacturing Administrator (1985), New Venture Coordinator (1987), Vice President of Corporate Planning (1988), President (1995), Chief

Operating Officer (1995) and, most recently, Chief Executive Officer (2000). These positions have given Mr. Ruhlman exposure to almost every aspect of the Company, from Manufacturing to Marketing. He has had ample experience and intimate knowledge of not only the Company itself, but also working with customers. He has also been lauded for his clear thinking and ability to distill vast information into the critical components. He has a record of making sound business decisions as well as evidence that the duties as a director will be discharged in good faith and in a manner that is in the best interests of the Company. Finally, his leadership fosters a board culture of open discussion to support sound decision-making.

Election of Directors

Four of the Company's directors, Glenn E. Corlett, Michael E. Gibbons, R. Steven Kestner and Randall M. Ruhlman, are serving a term that expires at this year's annual meeting of shareholders and have been nominated for re-election at the meeting to a term which expires in 2012. Three directors, Barbara P. Ruhlman, Robert G. Ruhlman, and Richard R. Gascoigne, are currently serving terms that expire in 2011. There is one vacancy in the class of directors whose term will expire at the 2011 annual meeting of shareholders. The Board of Directors, upon the recommendation of a majority of the Company's independent directors, proposes that the nominees described below be elected to the Board of Directors. At the annual meeting of shareholders, the shares represented by proxies, unless otherwise specified, will be voted for the four nominees hereinafter named.

The director nominees are identified in the following table. If for any reason any of the nominees are not a candidate when the election occurs (which is not expected), the Board of Directors expects that proxies will be voted for the election of a substitute nominee designated by management. The following information is furnished with respect to each person nominated for election as a director.

The Board recommends that you vote "FOR" the following nominees.

Nominees for Election at the Annual Meeting

Name and Age	Principal Occupation and Business Experience	Period of Service as a Director	Expiration of Term for Which Proposed
Glenn E. Corlett, 66	Mr. Corlett is currently a consultant and professor of Accounting at Ohio University. From July 1997 through June 2007, Mr. Corlett was the Dean and the Philip J. Gardner Leadership Professor at The College of Business at Ohio University. Mr. Corlett currently serves as a director and chairman of the audit committee for Rocky Brands, Inc. Mr. Corlett also serves as a director of the following companies: Inn-Ohio, Inc., Copernicus, Therapeutics, Inc., Grange Insurance Companies and Palmer-Donavin Manufacturing Corporation.	2004 to date	2012
Michael E. Gibbons, 57	Mr. Gibbons is the founder and Managing Director of Brown Gibbons Lang & Company. Mr. Gibbons serves as chairman and is a member of the executive committee for Global M&A, Dusseldorf, Germany; on the board of directors, audit committee and chairman of the finance and planning committee for Associated Estates Realty Corporation (AEC), Richmond Hts., Ohio; on the board of trustees and executive committee for Greater Cleveland Sports Commission, Cleveland, Ohio; on the board of trustees for Ohio Israeli Chamber of Commerce,	2008 to date	2012

	Cleveland, Ohio; and on the visiting committee for Case Western Reserve University Weatherhead School of Management, Cleveland, Ohio.		
R. Steven Kestner, 55	Since September 1979, Mr. Kestner has been an attorney with the law firm Baker & Hostetler LLP, and has been Executive Partner of that firm since January 2004. Mr. Kestner serves on the Board of Trustees for The Cleveland Museum of Art, the Board of Regents for St. Ignatius High School and the Board of Directors for the Greater Cleveland Partnership.	2008 to date	2012
Randall M. Ruhlman, 51	President of Ruhlman Motorsports since 1987.	1998 to date	2012

Current directors whose terms will not expire at the annual meeting of shareholders:

Name and Age	**Principal Occupation and Business Experience**	**Period of Service as a Director**	**Term Expiration**
Barbara P. Ruhlman, 77	President of the Thomas F. Peterson Foundation since 1988.	1988 to date	2011
Robert G. Ruhlman, 53	Mr. Ruhlman was elected Chairman of the Company in July 2004. Mr. Ruhlman has served as Chief Executive Officer since July 2000, and as President since 1995. He is on the Board of Proxisafe.	1992 to date	2011
Richard R. Gascoigne, 60	Mr. Gascoigne was Managing Director at Marsh Inc., subsidiary of Marsh & McLennan Co. from 1995 until his retirement in 2008. Prior to that, he had held numerous positions during his twenty-eight year career at Marsh. Mr. Gascoigne is the Trustee and Fund Development chair for the Ronald McDonald House of Cleveland and a Disbursement Committee Member for Bluecoats, Inc.	2009 to date	2011

The Board has determined that Messrs. Corlett, Gibbons, Kestner and Gascoigne are independent under the NASDAQ's corporate governance rules. In the opinion of the Board, Mr. Kestner's affiliation with Baker & Hostetler LLP, a law firm that regularly provides legal services to the Company, does not interfere with Mr. Kestner's exercise of independent judgment in carrying out his duties as a director of the Company.

Board Committees and Meetings

Nominating Committee

The Board does not have a Nominating Committee nor any charter with respect to nominations, however, pursuant to NASDAQ corporate governance rules, any Board nominees must be recommended for Board selection by a majority of the Company's independent directors. The independent directors are responsible for ensuring that the members of the Board of Directors possess a variety of knowledge, experience and capabilities derived from substantial business and professional experience, based on an assessment of numerous factors such as age and understanding of and experience in manufacturing, technology, finance and marketing. The Board considers whether potential candidates will satisfy the independent standards for the Board and the Audit Committee. Additionally, nominees for the Board of Directors should be committed to enhancing long-term shareholder value and must possess a high level of personal and professional ethics, sound business judgment and integrity. Finally, the Board welcomes nominees with diverse backgrounds, not only in gender and ethnicity, but also in particular experience in the industry and in banking, international business and finance. To this end, the independent directors rely on their networks of contacts to compile a list of potential candidates, and may also consider qualified candidates suggested by officers, employees, shareholders and others, using the same criteria to evaluate all candidates. In addition, the Board considers diversity in its evaluation of candidates, however, the Board does not have a policy specifically focused on the consideration of diversity.

Audit Committee

The Board of Directors has appointed an Audit Committee and does not have a Finance Committee. The Audit Committee is comprised of Messrs. Gibbons (chairman), Corlett and Gascoigne, each of whom qualify as independent for audit committee purposes under the NASDAQ rules. The Board of Directors has determined that Michael E. Gibbons is an audit committee financial expert.

The Audit Committee of the Board of Directors engages the independent registered public accountants for the Company, reviews with the independent registered public accountants the plans and results of audit engagements, preapproves all professional services provided by the independent registered public accountants including audit and non-audit-related services, reviews the independence of the independent registered public accountants, approves the range of audit and non-audit fees, reviews the independent registered public accountants' management letters and management's responses, reviews with management their conclusions about the effectiveness of the Company's disclosure controls and procedures, and reviews significant accounting or reporting changes. Management does not approve professional services provided by the independent public accountants for audit and non-audit-related services. The Audit Committee is governed by a written charter, which is available on the Company's website www.preformed.com in our About Us section.

Compensation Committee

The Board of Directors has appointed a Compensation Committee, comprised of Messrs. Corlett (chairman), Gibbons and Gascoigne. The Compensation Committee administers the Company's executive compensation program and as such, is responsible for reviewing all aspects of the compensation program for the Company's executive officers. The Compensation Committee meets at scheduled times during the year – no less than twice – and has the authority to consider and take action by written consent. The Compensation Committee Chairman reports on Compensation Committee actions and recommendations at the Company's Board meetings. The Compensation Committee's Charter reflects the responsibilities of the Committee. The Compensation Committee, together with the Board, periodically reviews and revises the Charter. The Compensation Committee is governed by a written charter, which is available on the Company's website www.preformed.com in our About Us section. In order to meet its responsibilities, the Compensation Committee has the authority to delegate certain of its responsibilities to subcommittees and/or Officers where necessary, consistent with applicable law. See "Compensation Disclosure and Analysis" for the role of the President and Chief Executive Officer in compensation matters.

The Compensation Committee's primary objective with respect to executive compensation is to establish programs that attract and retain key officers and managers, and align their compensation with the Company's overall business strategies, values, and performance. To this end, the Compensation Committee has established, and the Board of Directors has endorsed, an executive compensation philosophy to compensate executive officers based on their responsibilities and the Company's overall annual and longer-term performance, which is outlined in the Directors and Executive Officers Compensation. See "Compensation Disclosure and Analysis" for the role of the compensation consultant.

Meetings

In 2009, the Board of Directors held three meetings. No director attended less than 75% of the total meetings of the Board of Directors and the total of meetings held by all committees on which the director served. In 2009, the Audit Committee held seven meetings and the Compensation Committee held four meetings. Additionally, the Audit Committee Chairman and the Compensation Committee Chairman had numerous informal meetings with management and the independent public accountants. The directors are expected to attend the Company's annual meeting of shareholders. All of the directors, except Randall Ruhlman, attended last year's annual meeting of shareholders.

Audit Committee Report

In accordance with its charter, the Audit Committee assists the Board of Directors in fulfilling its responsibility relating to corporate accounting, reporting practices of the Company, and the quality and integrity of the financial reports and other financial information provided by the Company to NASDAQ, the Securities and Exchange Commission or the public. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accountants are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles. The Audit Committee is comprised of three directors who are not officers or employees of the Company and are "independent" under the current NASDAQ rules.

In discharging its oversight responsibility as to the audit process, the Audit Committee reviewed and discussed the audited financial statements of the Company for the year ended December 31, 2009, with the Company's management. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standard No. 61, as amended, (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee has received the written disclosures and letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence and the Audit Committee has discussed with the independent auditor the independent auditor's independence. The Audit Committee also considered whether the provision of non-audit services by the independent auditor is compatible with maintaining the independent auditor's independence. Management has the responsibility for the preparation of the Company's financial statements, and the independent auditors have the responsibility for the examination of those statements.

Based on the above-referenced review and discussions with management and the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the Securities and Exchange Commission.

Michael E. Gibbons, Chairman
Glenn E. Corlett
Richard R. Gascoigne

COMPENSATION POLCIES AND RISK

The Company's policies and overall actual compensation practices for all employees do not create risks that are reasonably likely to have a material adverse affect on the Company. Generally speaking, the compensation policies are consistent for all business units of the Company. Additionally, incentives are not designed, and do not create, risks that are reasonably likely to have a material adverse affect on the Company as all incentives reward growth and profitability. The Company's various bonus programs are based on consistent growth of the Company, relying, for example, on the total return on investment, or including language that requires any increases in sales to be on appropriate and consistent margins. As such, they do not encourage employees to take risks in order to receive incentive compensation, nor are they reasonably likely to have a material adverse effect on the Company.

DIRECTORS AND EXECUTIVE OFFICERS COMPENSATION

Compensation Discussion and Analysis

Role of the Compensation Committee

The Compensation Committee (the "Committee") administers the Company's executive compensation programs. The Committee's primary role is to oversee the Company's compensation and benefit plans and policies for its elected executive officers ("Officers"), including the Named Executive Officers ("NEOs") who are the Company's principal executive officer (Robert G. Ruhlman, Chairman, President and Chief Executive Officer), principal financial officer (Eric R. Graef, Chief Financial Officer and Vice President – Finance) and the three other most highly compensated executive officers. The Committee reviews and approves all executive compensation decisions relating to the Officers, including all NEOs.

In performance of its duties, the Committee has the authority to allocate all or any portion of its responsibilities and powers to any one or more of its members, and may delegate all or any portion of its responsibilities and powers to a committee formed for that purpose, subject to approval from the entire Board. Additionally, the Committee may select and appoint outside consultants to assist it.

Philosophy of the Compensation Program

The philosophy of the Committee is to provide a compensation program that will attract, motivate and retain key leadership in order to give the Company a competitive advantage while ensuring the success and growth of the Company. The Compensation program should ensure that a significant portion of compensation will be directly related to the Company's performance by tying annual cash bonus and long-term incentive awards to Company performance. The compensation program is intended to motivate the Officers to enable the Company to achieve its short-term and long-term business goals. The Committee has three goals to guide it in this endeavor: (a) compensation paid to Officers should be aligned with the performance of the Company on both a long- and short-term basis; (b) compensation should be competitive within the employment environment; and (c) compensation should be designed to reward Officers for meeting performance targets.

Compensation Program

The Committee strives to craft a compensation program that pays the Officers at competitive levels reflective of their individual responsibilities while maintaining consistency and pay equity among the individual Officers. The Committee conducts an annual review of the compensation program, as well as changes in the overall composition of the management team and the responsibilities of the individual Officers, to ensure that the compensation is competitive within the market, supports retention objectives and is internally equitable. Reliance upon various tools, and the findings from such tools, assists the Committee in its analysis, and leads to decisions regarding the mix of the various compensation elements to be included. Additionally, the cost of the compensation program is considered, in recognition that the optimal compensation program motivates employees to improve the results on a cost-effective basis. Typically, the Committee finalizes compensation elements for a year in December of the prior year.

Tools and Findings from Analysis. The Committee relies upon tools to analyze the compensation program internally and within the competitive landscape. Historically, these tools have been consideration of outside data compiled by various consultants, the use of tally sheets detailing overall compensation package to the individual Officers and discussions with the CEO regarding performance levels and goals.

Consultant. Since 2007, the Committee has engaged Tower Perrin ("TP") to assist with its evaluation of the compensation program, and to determine whether the compensation plan is adequately structured to meet the Committee's goals. TP provides no other services to the Company.

In 2009, TP provided the Committee with an overview of issues influencing pay decisions, including decisions on executive pay trends. This report highlighted that many companies do not plan on paying bonuses to officers for 2009. However, the Committee recognized that the Company's healthy performance in 2009 was unexpected given the harsh economic conditions. Because of the Company's success, the Committee agreed to award bonuses to the Officers for 2009.

External Data. The Committee generally relies upon various independent surveys, which are matched to specific positions with similar functional descriptions as those for the Officers. In 2009, the Committee utilized the Watson-Wyatt's annual compensation level survey. Using this independent survey, the Company analyzed the compensation paid to Officers, including the CEO, to determine in which percentile of the compensation paid to executives holding equivalent positions in the peer classification group (i.e., durable goods manufacturing companies with employment levels of between 1,000 and 5,000) the Officers fell. The Officers including the CEO were near the 50th percentile, when reviewing base salary alone. The Company also reviewed total cash compensation, which included salary and the maximum available bonus, for the Officers, and compared that data with the peer group data. When comparing total cash compensation, all of the Officers except the CEO and CFO, were above the 75th percentile, while the CEO and CFO were just above the 60th percentile. Additionally, the Company reviewed the CEO's salary as a percentage of the salary of each Officer, as compared with the Watson-Wyatt data, and determined that the CEO's salary was in line with the peer group results.

Discussions with the CEO. All of the non-CEO Officers report directly to the CEO, who performs a yearly evaluation of the performance of each Officer. The CEO's assessment of the individual performance forms the basis for the proposed compensation levels of each Officer based upon the information derived from the aforementioned survey. The CEO provides a written evaluation for each Officer that includes his recommendations for salary adjustments for the subsequent year to the Committee, which weighs these recommendations in determining salary levels.

Compensation Elements. The Company recognizes that its success depends, in large part, on a leadership team with the skills and commitment necessary to successfully manage a global organization. The compensation program assists in achieving this objective by relying on the elements of compensation detailed below. Certain elements are designed to enable the Company to attract and retain the Officers with the skills to anticipate and respond to the market, while other elements are intended to motivate the Officers to achieve financial results to enhance shareholder value. The Company's 2009 compensation program for Officers consists of the following elements:

- Base salaries;
- Annual cash incentive awards;
- Long-term equity grants;
- Retirement benefits; and
- Health and welfare benefits.

The Company structures the total compensation program so that its reliance on any particular element of compensation is flexible. Thus, the compensation program strives to meet the goals outlined above, by balancing short-term (i.e., base salaries, annual cash incentive awards), and long-term (i.e., long-term equity grants) incentives, competitively in the market. There is no difference in the policies and their application for each of the Officers, except for the CEO.

Base Salaries. The Company's goal is to establish salaries at a level sufficient to attract and retain talented executives. This goal is based on the Company belief that it is important to maintain salary levels near a midpoint of comparable peer group executives to be competitive within the general market and the peer group. The base salaries of the Officers are reviewed annually. In each case, factors considered in establishing an Officer's salary level include a review of the individual's performance initiated by the CEO, an accounting of the Company's performance, the experience level for the position and the peer group executive compensation information using companies with similar revenue and employee levels, derived from independent compensation surveys and internal equity. For 2009, the Committee ratified the CEO's recommendations for Officer salaries. For the CEO's salary, the Committee considered the written recommendation on the competitive market prepared by the Vice President of Human Resources, as well as the CEO's request for no adjustment particularly given the harsh economic conditions. The Committee believed that because the CEO lead the management team to a successful year in the face of the trying economy, an adjustment was warranted. As such, the Committee approved an increase to the CEO compensation consistent with increases given to all Officers.

Annual Cash Incentive Awards. The annual cash incentive award is designed to motivate and reward the Officers for their contributions to the Company's performance by making a significant portion of their total compensation variable and dependent upon the Company's annual financial performance. It is tied directly to the financial performance of the Company on a sliding scale of return on shareholders' equity. The Committee believes that compensating management by aligning compensation with shareholders' return on their investment is an effective way to connect the achievement of performance goals and to encourage growth in the Company while rewarding Officers for their contributions. The calculation is based on the Company's pretax return on equity and assessed over a range of 6% to 15%. The implied target is 10.4% which assumes a linear, symmetrical bonus curve with one-half of the maximum bonus earned at the midpoint of the performance range. From this calculation, the awards are determined based on a schedule that provides certain percentages to be applied to base salaries. The maximum bonuses are 100% of salary for the CEO and 85% of salary for the other Officers. The awards are discretionary, subject to the Committee's approval. Upon approval, the cash incentive payments are granted at year end, and the cash incentive payment for each Officer except for the CEO utilizes the same percentage of each Officer's salary. The Committee has the ability to exercise discretion and make adjustments, in the event of a transformational event where circumstances beyond the control of the Officers occur during the year.

Long-term equity grants. The Committee believes that the Company's shareholders will be well served if a greater percentage of the long-term equity incentive program is related to achievement of the Company's board-approved strategic objectives. To that end, the "balanced LTI program" consisting of service vested restricted shares and performance vested restricted shares, is a way to achieve its objectives. Generally, performance-vesting aligns executive long-term incentive rewards more directly with shareholder interests since achieving strategic objectives is a better measure of managements' performance than the vagaries of the stock market. Furthermore, the Committee believes that the shareholders are served well by decisions that further the Company's long-term strategic plan. The Committee also believes that the CEO's long-term incentive should be 100% dependent on the achievement of the Company's strategic objectives. Nevertheless, the Committee believes that it is appropriate to include some service vested restricted shares in the long-term incentive of the other Officers in order to encourage retention of key executives over the duration of a business cycle.

The Committee adopted the Preformed Line Products Company Long Term Incentive Plan of 2008 ("LTIP"), which was approved by the Board during its February 2008 meeting and adopted by the shareholders at the April 2008 annual meeting. The Committee then determined the grants to be made under the LTIP which are set forth on the accompanying compensation tables. The CEO's equity compensation awards will be performance-based shares, vesting in three years based upon achieving performance standards approved at the time of the grant by the Company's Board of Directors. The equity compensation awards to the other participants will be as follows: two-thirds of the award will be performance-based shares, vesting in three years based on achieving performance standards approved at the time of the grant by the Company's Board of Directors, and one-third of the award will be service-based shares, vesting three years after the date of the grant based solely on continued employment by the Company. The Committee chose to emphasize performance over three years (rather than weigh performance and service equally), because it believes this approach aligns the Company's performance with shareholder interests, while acknowledging the benefit from long-term service. The CEO's target award will be equal to 100% of the CEO's salary at the date of vesting, with a maximum award equal to two times the target award. The awards to the other Officers is as follows: the target award will be equal to that percentage of participant's salary at the date of vesting that is specified at the time of grant. The maximum amount of the performance portion of the award will be equal to two times the target award. The maximum award for the service vested portion of the award will be equal to the target award. Each Officer was granted the number of shares equal to the maximum level, under the performance criteria. For the performance-based shares, the number of restricted shares in which the participant becomes vested will depend upon the specific level of performance of growth in pretax income and sales growth over the three-year performance period, with thresholds of 5% and 3% respectively, and maximum of 10% of both. Further, cash dividends will be reinvested in additional restricted shares, and held subject to the same vesting requirements as the underlying shares.

In consultation with TP, the Committee considered the 2009 Grants of restricted shares under the LTIP, and any changes to the 2009 grants compared with the 2008 grants. The Committee first addressed the treatment of dividends on unvested awards. The 2008 grants paid shares on the unvested restricted stock and the Committee reviewed paying dividends in cash. TP reported that most companies awarding restricted shares pay dividends as they are paid to investors, as this is consistent with maximizing investors' total return. Additionally, TP reported that paying dividends on unvested shares has been criticized because if less than all shares vest, executives received dividends on unvested shares. The Committee recognized that one of the objectives of the LTIP is to increase share ownership of the NEOs, but the NEOs will have a substantial tax burden when the shares vest. To reduce that burden, the Committee agreed that paying dividends in lieu of shares will provide each NEO with additional cash upon vesting, which may help to defray those costs. The Committee also agreed to accrue the cash dividends until a taxable event. The Committee then agreed to require mandatory deferral of receipt of the restricted shares under the existing Deferred Shares Plan. The next issue addressed by the Committee was the performance metrics. TP reported that most plans tie awards to earnings per share ("EPS") goals based on internal company projections, while other companies use return on investment/return on earnings. The Committee determined that EPS would not be appropriate as it does not adequately measure the Company's growth and profitability. For example, a company could inflate EPS by repurchasing shares rather than investing in the business. The Committee agreed that while sales growth can be an effective measurement, it alone would not suffice as a performance measure because the Company could inflate sales to drive the result, but at lower profitability. As such, the Committee believes that growth in revenue and growth in income – as used in the 2008 grants – are the appropriate metrics to incent performance. The Committee also recognized the current economic climate is so uncertain that the Committee may make additional changes, as is authorized under the LTIP, provided such changes do not materially or negatively affect the shares already granted. TP agreed that the Committee's decision to use two metrics was sound. The Committee then approved grants of LTIP awards under the LTIP in February 2009 to each of the Officers, including the CEO.

Retirement Benefits. The Company believes that retirement benefits are an important component of total compensation. The Company's primary retirement benefit consists of the Company's 401(k) and profit sharing plan under which all salaried employees of the Company, including Officers, participate starting in their third year of employment. The amount the Company provides to the profit sharing plan is based on the recommendation of management, with the Board's approval. Typically, the Company's contribution under this plan is approximately 15% of the then-current year's cash compensation which is consistent with the amount contributed for all full-time salaried employees of the Company, including the cash incentive award. When calculating the Company's contributions under the profit sharing plan, the Company does not consider gains from prior awards. Every aspect of this plan is the same for all salaried employees, including Officers. Thus, each salaried participant elects the investment options with the same options offered to all salaried employees and Officers. The plan does not involve any guaranteed minimum return or above-market returns; rather, the investment returns are dependent upon actual investment results. To the extent an employee's award exceeds the maximum allowable contribution permitted under existing tax laws, the excess is accrued for (but not funded) under a non-qualified Supplemental Profit Sharing Plan. The return under this Supplemental Profit Sharing Plan is calculated at a weighted average of the Treasury constant maturity one-year rate plus 1%.

Executive Perquisites. Perquisites and other personal benefits do not comprise a significant aspect of the Company's compensation program. Although Officers participate in the same benefit programs as the Company's other employees, the Company provides a few additional benefits to its Officers. These benefits are designed to enable the Officers to balance their personal, business and travel schedules. In 2009, benefits include the Company's payment of club dues, which was less than $4,000 annually per membership, for four of the NEOs as indicated in the accompanying Summary Compensation Table. The Company also pays annual dues for Robert G. Ruhlman at a club located near the Company's Rogers, Arkansas facility, which totaled approximately $3,000 in 2009. This benefit is also provided to four other employees, primarily for business entertainment purposes. Except as described here, the Company aircraft is available to the employees, including the Officers, for business-related travel only. The CEO is permitted to use the Company's aircraft for personal purposes, as shown on the Summary Compensation Table. The Company also makes personal financial advice available to the CEO and tax advice available to all its Officers.

Directors' Compensation. The Company pays each Board member an annual retainer rather than fees for meeting attendance, because the Committee recognized the active role in corporate governance required from the Board members on an on-going basis. As such, the Directors are able to focus on their role as an overseer of corporate governance on a day-to-day basis. A crucial driver for the annual retainer is the need to ensure that the Company can retain and recruit Directors who are chosen for their financial and business acumen rather than prestige.

Additionally, the Board approved the Directors Deferred Compensation Plan, which allows Directors to make elective deferrals of Director Fees payable by the Company in the form of Common Stock. The Plan is intended to work in concert with the Preformed Line Products Company Deferred Shares Plan, so that Directors will have the ability to elect to receive Director Fees either in cash currently or in shares of Common Stock of the Company at a later date, thereby deferring taxation to the extent permitted by law.

Tax Deductibility of Pay. Section 162(m) of the Internal Revenue Code of 1986 places a limit of $1 million on the amount of compensation that a company may deduct in any one year with respect to each of its NEOs. All Officers were below this threshold in 2009, except the CEO.

Compensation Committee Report

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K, and based on the review and discussion, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Glenn E. Corlett, Chairman
Richard R. Gascoigne
Michael E. Gibbons

Summary Compensation Table

The table below describes the compensation earned in the last three fiscal years for our NEOs.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Robert G. Ruhlman	2009	650,000	650,000	650,000	284,614	2,234,614
Chairman, President and	2008	600,000	600,000	600,000	352,017	2,152,017
Chief Executive Officer	2007	550,000	-	550,000	254,342	1,354,342
Eric R. Graef	2009	300,000	165,000	255,000	89,778	809,778
Chief Financial Officer and	2008	280,000	154,004	238,000	102,198	774,202
Vice President - Finance	2007	265,000	-	225,260	75,333	565,593
William H. Haag III	2009	250,000	137,500	212,500	74,580	674,580
Vice President -	2008	236,400	130,020	200,940	84,032	651,392
International Operations	2007	223,600	-	190,070	61,066	474,736
Dennis F. McKenna	2009	245,000	134,750	208,250	70,218	658,218
Vice President - Marketing	2008	230,000	126,502	195,500	79,965	631,967
and Business Development	2007	212,000	-	180,200	55,351	447,551
David C. Sunkle	2009	195,000	107,250	165,750	54,754	522,754
Vice President - Research and	2008	175,000	96,254	148,760	58,459	478,473
Engineering and Manufacturing	2007	155,000	-	131,750	39,177	325,927

(1) Reflects the dollar amount of the grant date fair value, as determined in accordance with Financial Accounting Standard Board ASC Topic 718, with respect to shares of restricted shares under the LTIP. The value of performance condition awards were calculated based on the probable outcome of the performance condition at the date of grant. The maximum grant date fair value of stock awards granted in 2009 was: Robert G. Ruhlman, $1,300,000; Eric R. Graef, $275,000; William H. Haag III, $229,166; Dennis F. McKenna, $224,584; and

David C. Sunkle, $178,752. Prior years' proxy statement reflected the dollar amount of expense recognized for that year by the Company for financial statement reporting purposes. For a further description of these awards, see the discussion under the heading "Long-term equity grants" above and Note G – Share-Based Compensation to the Notes to Consolidated Statements in the Company's Annual Report on Form 10-k for the fiscal year ended December 31, 2009.

(2) Reflects the employees' 2009 earnings and interest accruals to the related non-qualified Supplemental Profit Sharing Plan, of which the Company accrues for (but does not fund) those employees' awards which exceed the maximum allowable contribution permitted under existing tax laws, with the following amounts: Robert G. Ruhlman, $158,882; Eric R. Graef, $44,332; William H. Haag III, $30,767; Dennis F. McKenna, $28,767; and Dave C. Sunkle, $15,447. See Non-qualified Deferred Compensation Table for additional information. Reflects the following perquisites and personal benefits received by Robert G. Ruhlman: aggregate incremental cost for personal use of the Company's airplane of $24,882, club dues of $6,441, tax preparation fees of $4,415 and financial planning of $48,000. The aggregate incremental cost of the personal use of the corporate airplane is determined on a per flight basis and includes the cost of the fuel used, the hourly cost of aircraft maintenance for the applicable number of flight hours, landing fees, trip-related hangar and parking costs, crew expenses and other costs specifically incurred. Imputed income is assessed to Mr. Ruhlman amounting to the equivalent of a first class ticket for comparable flights. Reflects the Company's contributions to the Profit Sharing Plan in 2009 of $36,750 for each NEO. Also reflects premiums paid for group term life insurance for 2009: Robert G. Ruhlman, $5,244; Eric R. Graef, $4,386; William H. Haag III, $1,260; Dennis F. McKenna, $486; and David C. Sunkle, $1,477.

Grants of Plan-Based Awards

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of	Grant Date Fair Value of Stock and Option
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Stocks (#) (3)	Awards (4)
Robert G. Ruhlman			292,500	455,000	650,000	-	-	-	-	-
Eric R. Graef			90,000	105,000	255,000	-	-	-	-	-
William H. Haag III			75,000	87,500	212,500	-	-	-	-	-
Dennis F. McKenna			73,500	85,750	208,250	-	-	-	-	-
David C. Sunkle			58,500	68,250	165,750	-	-	-	-	-
Robert G. Ruhlman	2/24/09	2/24/09	-	-	-	10,794	21,588	43,175	-	650,000
Eric R. Graef	2/24/09	2/24/09	-	-	-	1,827	3,654	7,307	1,827	165,000
William H. Haag III	2/24/09	2/24/09	-	-	-	1,522	3,045	6,089	1,522	137,500
Dennis F. McKenna	2/24/09	2/24/09	-	-	-	1,492	2,984	5,967	1,492	134,750
David C. Sunkle	2/24/09	2/24/09	-	-	-	1,187	2,375	4,749	1,187	107,250

(1) Reflects the dollar amount of the potential payout under the Company's Annual Non-equity Incentive Plan.

(2) Reflects the number of performance-based restricted share awards granted during 2009 pursuant to the LTIP. The awards vest over a three-year performance period through December 31, 2011 based on the Company's level of performance measured by growth in pretax income and sales growth over the performance period. The amounts in this column were calculated on the probable outcome of the performance conditions on the date of the grant.

(3) Reflects the number of time-based restricted share awards granted during 2009 pursuant to the LTIP. The awards cliff vest and are no longer subject to risk of forfeiture after December 31, 2011 depending on continuous employment.

(4) The value of the restricted shares was calculated using the closing market price of the restricted shares on the grant date multiplied by the number of restricted shares granted, and reflects the probable total amount that the Company would expense in its financial statements over the restricted awards' vesting period assuming service and performance goals are met, in accordance with FASB ASC Topic 718. The maximum grant date fair value of stock awards granted in 2009 was: Robert G. Ruhlman, $1,300,000; Eric R. Graef, $275,000; William H. Haag III, $229,166; Dennis F. McKenna, $224,584; and David C. Sunkle, $178,752.

Outstanding Equity Awards at Fiscal Year-End

	OPTION AWARDS					STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Robert G. Ruhlman	-	-	-	-	-	-	-	-	-
Eric R. Graef	-	-	-	-	-	-	-	-	-
William H. Haag III	451	-	-	15.13	2/16/2010	-	-	-	-
Dennis F. McKenna	550	-	-	15.13	2/16/2010	-	-	-	-
Dennis F. McKenna	5,000	-	-	22.10	7/28/2014	-	-	-	-
David C. Sunkle	239	-	-	15.13	2/16/2010				
David C. Sunkle	3,750	1,250	-	35.50	1/2/2017	-	-	-	-
Robert G. Ruhlman	-	-	-	-	-	-	-	65,955	2,888,829
Eric R. Graef	-	-	-	-	-	-	-	14,005	613,419
William H. Haag III	-	-	-	-	-	-	-	11,724	513,511
Dennis F. McKenna	-	-	-	-	-	-	-	11,461	501,992
David C. Sunkle	-	-	-	-	-	-	-	8,979	393,280

(1) Includes dividends that were reinvested in additional restricted shares.
(2) The market value was calculated using the closing price of the shares of $43.80 as of December 31, 2009.

Option Exercises and Stock Vested

	OPTION AWARDS	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Robert G. Ruhlman	-	-
Eric R. Graef	10,000	259,606
William H. Haag III	5,647	159,048
Dennis F. McKenna	750	18,259
David C. Sunkle	1,761	58,486

Non-qualified Deferred Compensation

Name	Registrant Contributions in Last FY ($) (1)	Aggregate Earnings in Last FY ($) (1)	Aggregate Balance at Last FYE ($) (2)
Robert G. Ruhlman	148,198	10,684	938,747
Eric R. Graef	42,011	2,321	213,719
William H. Haag III	29,286	1,481	138,901
Dennis F. McKenna	27,775	992	101,151
David C. Sunkle	15,109	338	40,106

(1) The Company's contributions under the Supplemental Profit Sharing Plan for the year ending December 31, 2009 included in the identified columns are also included in the Summary Compensation Table. The amounts are based on compensation from the Company's qualified retirement plan that is limited by the IRS.

Earnings are calculated based on an imputed interest rate multiplied by the amount that the employee earned under the plan.

(2) Of the totals in this column, the following amounts have previously been reported in the Summary Compensation Table in previously reported proxy statements: Robert G. Ruhlman, $779,865; Eric R.Graef, $169,387; William H. Haag III, $108,133; Dennis F. McKenna, $72,383; and David C. Sunkle, $0.

Potential Payments upon Termination or Change in Control

All of our employees, including executive officers, are employed at will and do not have employment, severance or change-in-control agreements. However, the LTIP includes a change in control provision which provides that in the event of a Change in Control (as defined in the Plan) (a) any Options outstanding which are not then exercisable and vested shall become fully exercisable and vested; and (b) the restrictions applicable to any Restricted Stock shall lapse and such Restricted Stock shall become fully vested and transferable. In the event a Change in Control occurred at December 31, 2009 the following NEOs would be entitled to the fair value of LTIP restricted shares under both grants (as calculated by fair value at December 31, 2009 multiplied by the maximum amount of stock awards granted under both grants): Robert G. Ruhlman, $2,888,829; Eric R. Graef, $613,419; William H. Haag III, $513,511; Dennis F. McKenna, $501,992; and David C. Sunkle, $393,280. The following details typical compensation arrangements upon retirement, resignation, death, disability or other termination for other plans.

Profit-Sharing Plan

Upon termination of employment, the employee may receive vested contributions plus income earned on those contributions under the Company's Profit Sharing Plan. Upon disability, the IRS allows withdrawals to be made if the employee became permanently disabled. Upon death, the vested account balance of the employee will be paid to the designated beneficiaries.

Supplemental Profit-Sharing Plan

Our Supplemental Profit-Sharing Plan was established to compensate employees whose benefits in the Profit-Sharing Plan were reduced due to IRS limitations on compensation. Upon termination of employment, the employee may receive vested contributions plus income earned on those contributions. Upon disability, the IRS allows withdrawals to be made if the employee became permanently disabled. Upon death, the vested account balance of the employee will be paid to the designated beneficiaries.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($) (1)	Total ($)
Barbara P. Ruhlman	25,000	7,812	32,812
Randall M. Ruhlman	25,000	-	25,000
Glenn E. Corlett	55,000	-	55,000
Michael E. Gibbons	55,000	-	55,000
R. Steven Kestner	25,000	-	25,000
Richard R. Gascoigne	33,750	-	33,750

Each director who is not an employee of the Company received an annual retainer fee. Directors who are also employees are not paid a director's fee. Additionally, board members who serve on committees are also paid a committee fee.

(1) Includes compensation attributable to the aggregate incremental cost of the personal use of the Company airplane for Barbara P. Ruhlman. The aggregate incremental cost of the personal use of the corporate aircraft is determined on a per flight basis and includes the cost of the fuel used, the hourly cost of aircraft

maintenance for the applicable number of flight hours, landing fees, trip-related hangar and parking costs, crew expenses and other costs specifically incurred. Imputed income is assessed to Mrs. Ruhlman amounting to the equivalent of a first class ticket for comparable flights.

Compensation Committee Interlocks and Insider Participation

There are no Compensation Committee interlocks or insider participation.

Transactions with Related Person

It is the policy of the Company that the Audit Committee approve all related party transactions. Additionally, the Company has a Code of Conduct that addresses the Company's commitment to the honesty, integrity and ethical behavior of the Company's directors, Officers and employees. The Code governs the actions and working relationships of the Company's directors, Officers and employees with current and potential customers, consumers, fellow employees, competitors, government and self-regulatory agencies, investors, the public, the media and anyone else with whom the Company has or may have contact. Each director, Officer and employee is instructed to inform the Board when confronted with a situation that may be perceived as a conflict of interest. All related party transactions must be approved by the Audit Committee in advance. The Audit Committee may engage outside parties to assist it in assessing the fairness and reasonableness of related party transactions. Although the policies and procedures for related parties are not in writing, the results of actions taken by the Audit Committee are documented in formal minutes and are reported to the Board. The following are the Transactions with Related Parties which have been approved by the Board in 2009.

- The Company's Belos operation hires temporary employees through a temporary work agency, Flex-Work Sp. Z o.o., which is 50% owned by Agnieszka Rozwadowska. Agnieszka Rozwadowska is the wife of Piotr Rozwadowski, the Managing Director of the Belos operation. For the year ended December 31, 2009, Belos incurred a total of $.4 million for such temporary labor expense. The Audit Committee approved this related party transaction, and the Company believes the terms of the temporary employee arrangement are no less favorable to the Company than would be the terms of a third-party arrangement.

- The Company's DPW subsidiary currently leases two parcels of property, on which they have their manufacturing, offices and warehouse space. The entities leasing the property to DPW are owned by Kevin Goodreau and Jeff Randall, the Vice Presidents of DPW, and former owners. For the year ended December 31, 2009, DPW incurred a total of $.2 million for such lease expense. The Audit Committee approved this related party transaction and believes the terms of this engagement are no less favorable to the Company than would be the terms of a third-party arrangement.

- In September 2009, the Company invested $.5 million in Proxisafe, a Canadian entity formed to design and commercialize new industrial safety equipment, upon the Board approval. In light of this investment, Mr. Robert Ruhlman, the Chairman of the Board, President and CEO of the Company, was asked to become a board member of Proxisafe. The Audit Committee approved this related party transaction and believes Mr. Ruhlman's directorship with Proxisafe would not adversely interfere with his responsibilities with the Company.

SHAREHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

Proposals of shareholders intended to be presented, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act"), at the 2011 annual meeting of shareholders must be received by the Company at 660 Beta Drive, Mayfield Village, Ohio 44143, on or before November 19, 2010, for inclusion in the proxy statement and form of proxy relating to the 2011 annual meeting of shareholders. In order for a shareholder's proposal outside of Rule 14a-8 under the Exchange Act to be considered timely within the meaning of Rule 14a-4(c) of the Exchange Act, such proposal must have been received by the Company at the address listed in the immediately preceding sentence not later than February 2, 2011.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and owners of more than 10% of our Common Shares, to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of our Common Shares and other equity securities. Executive officers, directors and owners of more than 10% of the Common Shares are required by SEC regulations to furnish the Company with copies of all forms they file pursuant to Section 16(a).

Based solely on a review of these reports and written representations from the executive officers and directors, the Company believes that there was compliance with all such filing requirements for the fiscal year ended December 31, 2009.

OTHER MATTERS

Independent Registered Public Accounting Firm

The Company has not selected the independent auditors for the current fiscal year. The Audit Committee of the Board of Directors will make this selection later in the year Representatives of Ernst & Young LLP (E&Y), which served as the Company's independent registered public accounting firm for the year ended December 31, 2009, are expected to be present at the annual meeting of shareholders, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions.

Fees

Audit Fees

The aggregate fees billed for professional services rendered by E&Y were $1,368,000 for the audit of the Company's annual financial statements for the year ended December 31, 2009, the audit of internal controls over financial reporting as of December 31, 2009, E&Y's review of the financial statements included in the Company's Form 10-Q's filed with the Securities and Exchange Commission (SEC) for the first, second and third quarters of 2009 and statutory audits of various international subsidiaries. The aggregate fees billed for professional services rendered by E&Y were $1,309,000 for the audit of the Company's annual financial statements for the year ended December 31, 2008, the audit of internal controls over financial reporting as of December 31, 2008, E&Y's review of the financial statements included in the Company's Form 10-Q's filed with the SEC for the second and third quarters of 2008 and statutory audits of various international subsidiaries. The aggregate fees billed for professional services rendered by the Company's former independent registered public accounting firm, Deloitte & Touche LLP (Deloitte), review of the financial statements included in the Company's Form 10-Q filed with the SEC for the first quarter of 2008 were $153,900.

Audit Related Fees

The incremental fees billed for professional services rendered by E&Y for audit-related services for the year ended December 31, 2009 were $26,100. Fees included in 2009 were for services related to financial due diligence related to the acquisition of Tyco Electronics Group S.A. The incremental fees billed for professional services rendered by E&Y for audit-related services for the year ended December 31, 2008 were $63,000. Fees included in 2008 were for services related to the review of the final purchase price allocation for the acquisition of Belos SA. The incremental fees billed for professional services rendered by Deloitte, prior to the change to E&Y, for audit-related services for the year ended December 31, 2008 were $17,400 and included services related to the purchase price allocation for the acquisition of Belos SA and an intercompany inventory review at our Australian subsidiary.

Tax Fees

The incremental fees billed for professional services rendered by E&Y for tax-related services for the year ended December 31, 2009 were $214,600. Fees included in 2009 were for an earnings and profits study, unremitted earnings study, tax compliance, tax consulting, IRS audit and exam, due diligence related to the acquisition of Tyco Electronics Group S.A., tax restructuring and a transfer pricing analysis at the Company's Spain subsidiary. The incremental fees billed for professional services rendered by E&Y for tax-related services for the year ended December 31, 2008 were $43,000. Fees included in 2008 were for an earnings and profits study and unremitted earnings study. The incremental fees billed for professional services rendered by Deloitte for tax-related services for the year ended December 31, 2008 were $5,000, prior to the change to E&Y. Fees included in 2008 were for a transfer pricing analysis at the Company's Mexican subsidiary.

All Other Fees

The incremental fees billed for professional services rendered by E&Y for all other services for the year ended December 31, 2009 were $4,400. Fees included in 2009 were for filing the Company's financial statements in Puerto Rico. The incremental fees billed for professional services rendered by E&Y for all other services for the year ended December 31, 2008 were $0. The incremental fees billed for professional services rendered by Deloitte for all other services for the year ended December 31, 2008 were $5,200. Fees included in 2008 were for filing the Company's financial statements in Puerto Rico

Communication with the Board of Directors

The Board of Directors of the Company believes that it is important for shareholders to have a process to send communications to the Board of Directors. Accordingly, shareholders who wish to communicate with the Board of Directors or a particular director may do so by sending a letter to:

Caroline S. Vaccariello
General Counsel and Corporate Secretary
Preformed Line Products Company
660 Beta Drive
Mayfield Village, Ohio 44143

\- or -

Michael E. Gibbons
Chairman, Audit Committee
1111 Superior Ave
Suite 900
Cleveland, OH 44114

The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All such letters must identify the author as a shareholder and clearly state whether the intended recipients are all members of the Board of Directors or certain specified individual directors. The Secretary and Mr. Gibbons, as applicable, will make copies of all such letters and circulate them to the appropriate director or directors. The directors are not spokespeople for the Company and shareholders should not expect a response or reply to any communication.

Miscellaneous

If the enclosed proxy card is executed and returned to the Company, the persons named in it will vote the shares represented by that proxy at the meeting. The form of proxy permits specification of a vote for the election of directors as set forth under "Election of Directors" above, the withholding of authority to vote in the election of directors, or the withholding of authority to vote for one or more specified nominees. When a choice has been specified in the proxy, the shares represented will be voted in accordance with that specification. If no specification is made, those shares will be voted at the meeting to elect directors as set forth under "Election of Directors" above. Under Ohio law and our Amended and Restated Articles of Incorporation, broker non-votes and abstaining votes will not be counted in favor of or against any nominee but will be counted as "present" for purposes of determining whether a quorum has been achieved at the meeting. Director nominees who receive the greatest number of affirmative votes will be elected directors. All other matters to be considered at the meeting require for approval the favorable vote of a majority of the shares voted at the meeting in person or by proxy. If any other matter properly comes before the meeting, the persons named in the proxy will vote thereon in accordance with their judgment. We do not know of any other matter that will be presented for action at the meeting and we have not received any timely notice that any of our shareholders intend to present a proposal at the meeting.

By order of the Board of Directors,



CAROLINE S. VACCARIELLO,
Secretary

Dated: March 19, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009

Commission file number 0-31164

Preformed Line Products Company
(Exact name of registrant as specified in its charter)

Ohio	34-0676895
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
660 Beta Drive Mayfield Village, Ohio	44143
(Address of Principal Executive Office)	(Zip Code)

(440) 461-5200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $2 par value per share	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: (None)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes __ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes __ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes _X__ No ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (S232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes __ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange act.
Large accelerated filer ____ Accelerated filer _X__ Non-accelerated filer____ Smaller Reporting Company ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No _X_

The aggregate market value of voting and non-voting common shares held by non-affiliates of the registrant as of June 30, 2009 was $98,875,883, based on the closing price of such common shares, as reported on the NASDAQ National Market System. As of March 10, 2010 there were 5,253,140 common shares of the Company ($2 par value) outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Definitive Proxy Statement for the Annual Meeting of Shareholders to be held April 26, 2010 are incorporated by reference into Part III, Items 10, 11, 12, 13 and 14.

Table of Contents

Forward-Looking Statements

This Form 10-K and other documents we file with the Securities and Exchange Commission ("SEC") contain forward-looking statements regarding Preformed Line Products Company's (the "Company") and management's beliefs and expectations. As a general matter, forward-looking statements are those focused upon future plans, objectives or performance (as opposed to historical items) and include statements of anticipated events or trends and expectations and beliefs relating to matters not historical in nature. Such forward-looking statements are subject to uncertainties and factors relating to the Company's operations and business environment, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and factors could cause the Company's actual results to differ materially from those matters expressed in or implied by such forward-looking statements.

The following factors, among others, could affect the Company's future performance and cause the Company's actual results to differ materially from those expressed or implied by forward-looking statements made in this report:

- The overall demand for cable anchoring and control hardware for electrical transmission and distribution lines on a worldwide basis, which has a slow growth rate in mature markets such as the United States (U.S.), Canada, and Western Europe;
- The ability of our customers to raise funds needed to build the facilities their customers require;
- Technological developments that affect longer-term trends for communication lines such as wireless communication;
- The decreasing demands for product supporting copper-based infrastructure due to the introduction of products using new technologies or adoption of new industry standards;
- The Company's success at continuing to develop proprietary technology to meet or exceed new industry performance standards and individual customer expectations;
- The Company's success in strengthening and retaining relationships with the Company's customers, growing sales at targeted accounts and expanding geographically;
- The extent to which the Company is successful in expanding the Company's product line into new areas;
- The Company's ability to identify, complete and integrate acquisitions for profitable growth;
- The potential impact of consolidation, deregulation and bankruptcy among the Company's suppliers, competitors and customers;
- The relative degree of competitive and customer price pressure on the Company's products;
- The cost, availability and quality of raw materials required for the manufacture of products;
- The effects of fluctuation in currency exchange rates upon the Company's reported results from international operations, together with non-currency risks of investing in and conducting significant operations in foreign countries, including those relating to political, social, economic and regulatory factors;
- Changes in significant government regulations affecting environmental compliances;
- The telecommunication market's continued deployment of Fiber-to-the-Premises;
- The Company's ability to obtain funding for future acquisitions;
- The potential impact of the depressed housing market on the Company's ongoing profitability and future growth opportunities;
- The continued support by Federal, State, Local and Foreign Governments in incentive programs for promoting renewable energy deployment;
- Those factors described under the heading "Risk Factors" on page 11.

Part I

Item 1. Business

Background

Preformed Line Products Company and its subsidiaries (the "Company") is an international designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, information (data communication) and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company also provides solar hardware systems and mounting hardware for a variety of solar power applications. The Company's goal is to continue to achieve profitable growth as a leader in the innovation, development, manufacture and marketing of technically advanced products and services related to energy, communications and cable systems and to take advantage of this leadership position to sell additional quality products in familiar markets.

The Company serves a worldwide market through strategically located domestic and international manufacturing facilities. Each of the Company's domestic and international manufacturing facilities have obtained an International Organization of Standardization ("ISO") 9001:2000 Certified Management System, with the exception of Direct Power and Water Corporation (DPW), which was acquired during 2007. The ISO 9001:2000 certified management system is a globally recognized quality standard for manufacturing and assists the Company in marketing its products throughout the world. The Company's customers include public and private energy utilities and communication companies, cable operators, financial institutions, governmental agencies, contractors and subcontractors, distributors and value-added resellers. The Company is not dependent on a single customer or a few customers. No single customer accounts for more than ten percent of the Company's consolidated revenues.

The Company's products include:

- Formed Wire and Related Hardware Products
- Protective Closures
- Data Communication Cabinets
- Plastic Products
- Other Products

Formed Wire Products and Related Hardware Products are used in the energy, communications, cable and special industries to support, protect, terminate and secure both power conductor and communication cables and to control cable dynamics (e.g., vibration). Formed wire products are based on the principle of forming a variety of stiff wire materials into a helical (spiral) shape. Advantages of using the Company's helical formed wire products are that they are economical, dependable and easy to use. The Company introduced formed wire products to the power industry over 60 years ago and such products enjoy an almost universal acceptance in the Company's markets. Related hardware products include hardware for supporting and protecting transmission conductors, spacers, spacer-dampers, stockbridge dampers, corona suppression devices and various compression fittings for dead-end applications. Formed wire and related hardware products are approximately 62% of the Company's revenues in 2009, 59% in 2008 and 60% in 2007.

Protective Closures, including splice cases, are used to protect fixed line communication networks, such as copper cable or fiber optic cable, from moisture, environmental hazards and other potential contaminants. Protective closures are approximately 22% of the Company's revenues in 2009, 24% in 2008 and 27% in 2007.

Data Communication Cabinets are products used in high-speed data systems to hold and protect electronic equipment. Data communication cabinets are approximately 4% of the Company's revenues in 2009, 5% in 2008 and 6% in 2007.

Plastic Products, including guy markers, tree guards, fiber optic cable markers and pedestal markers, are used in energy, communications, cable television and special industries to identify power conductors, communication cables and guy wires. Plastic products are approximately 3% of the Company's revenues in 2009 and 2008 and 2% in 2007.

Other Products include hardware assemblies, pole line hardware, resale products, underground connectors, solar hardware systems and urethane products. They are used by energy, renewable energy, communications, cable and special industries for various applications and are defined as products that compliment the Company's core line offerings. Other products are approximately 9% of the Company's revenues in 2009 and 2008 and 5% in 2007.

Corporate History

The Company was incorporated in Ohio in 1947 to manufacture and sell helically shaped "armor rods" which are sets of stiff helically shaped wires applied on an electrical conductor at the point where it is suspended or held. Thomas F. Peterson, the Company's founder, developed and patented a unique method to manufacture and apply these armor rods to protect electrical conductors on overhead power lines. Over a period of years, Mr. Peterson and the Company developed, tested, patented, manufactured and marketed a variety of helically shaped products for use by the electrical and telephone industries. Although all of Mr. Peterson's patents have now expired, those patents served as the nucleus for licensing the Company's formed wire products abroad.

The success of the Company's formed wire products in the U.S. led to expansion abroad. The first international license agreement was established in the mid-1950s in Canada. In the late 1950s the Company's products were being sold through joint ventures and licensees in Canada, England, Germany, Spain and Australia. Additionally, the Company began export operations and promoted products into other selected offshore markets. The Company continued its expansion program, bought out most of the original licensees, and, by the mid-1990s, had complete ownership of operations in Australia, Brazil, Canada, Great Britain, South Africa and Spain and held a minority interest in two joint ventures in Japan. The Company's international subsidiaries have the necessary infrastructure (i.e. manufacturing, engineering, marketing and general management) to support local business activities. Each is staffed with local personnel to ensure that the Company is well versed in local business practices, cultural constraints, technical requirements and the intricacies of local client relationships.

In 1968, the Company expanded into the underground telecommunications field by its acquisition of the Smith Company located in California. The Smith Company had a patented line of buried closures and pressurized splice cases. These closures and splice cases protect copper cable openings from environmental damage and degradation. The Company continued to build on expertise acquired through the acquisition of the Smith Company and in 1995 introduced the highly successful COYOTE® Closure line of products. Since 1995 fourteen domestic and three international patents have been granted to the Company on the COYOTE Closure. None of the COYOTE Closure patents have expired. The earliest COYOTE Closure patent was filed April 1995 and will not expire until April 2015.

In 1993, the Company purchased the assets of Superior Modular Products Company. Located in Asheville, North Carolina, Superior Modular Products is a technical leader in the development and manufacture of high-speed interconnection devices for voice, data and video applications. This acquisition was the catalyst to expand the Company's range of communication products to components for structuring cabling systems used inside a customer's premises.

Recognizing the need for a stronger presence in the fast growing Asian market, in 1996 the Company formed a joint venture in China and, in 2000, became sole owner of this venture.

In 2000, the Company acquired Rack Technologies Pty. Ltd, headquartered in Sydney, Australia. Rack Technologies is a specialist manufacturer of rack system enclosures for the communications, electronics and securities industries. This acquisition complements and broadens the Company's existing line of data communication products used inside a customer's premises.

In 2002, the Company acquired the remaining 2.6% minority interest in its operations in Mexico. The 97.4% interest was acquired in 1969.

In 2003, the Company sold its 24% interest in Toshin Denko Kabushiki Kaisha in Osaka, Japan. The Company's investment in Toshin Denko dated back to 1961 when the joint venture company was founded.

In 2004, the Company acquired the assets of Union Electric Manufacturing Co. Ltd, located in Bangkok, Thailand.

In 2004, the Company sold its 49% interest in Japan PLP Co. Ltd., a joint venture in Japan.

In 2007, the Company acquired the shares of DPW, located in New Mexico, U.S. This acquisition broadens the Company's product lines and manufactures mounting hardware for a variety of solar power applications and provides designs and installations of solar power systems.

In 2007, the Company acquired 83.74% of Belos SA (Belos), located in Bielsko-Biala, Poland. Belos is a manufacturer and supplier of fittings for various voltage power networks. This acquisition complements the Company's existing line of energy products. In 2008, the Company acquired 8.3% additional shares of Belos. In 2009, the Company acquired 4.1% additional shares of Belos.

In 2008, the Company divested its data communication business Superior Modular Products.

In 2008, the Company formed a joint venture between the Company's Australian subsidiary, Preformed Line Products Australia Pty Ltd (PLP-AU) and BlueSky Energy Pty Ltd, a solar systems integration and installation business based in Sydney, Australia. PLP-AU holds a 50% ownership interest in the joint venture company, which operates under the name BlueSky Energy Australia (BlueSky), with the option to acquire the remaining 50% ownership interest from BlueSky Energy Pty Ltd over the next five years.

In 2009, the Company has acquired a 33.3% investment in Proxisafe Ltd. Proxisafe is a Canadian developmental company formed to design and commercialize new industrial safety equipment located in Calgary, Alberta.

In 2009, the Company acquired the Dulmison business from Tyco Electronics Group S.A. (Tyco Electronics), which includes both the acquisition of equity of certain Tyco Electronics entities and the acquisition of assets from other Tyco Electronics entities. Dulmison is a leader in the supply and manufacturer of electrical transmission and distribution products. Dulmison designs, manufacturers and markets pole line hardware and vibration control products for the global electrical utility industry. Dulmison is based in Australia with operations in Australia, Thailand, Indonesia, Malaysia, Mexico and the United States. The acquisition will strengthen the Company's position in the power distribution and transmission hardware market and will expand the Company's presence in the Asia-Pacific region.

The Company's World headquarters is located at 660 Beta Drive, Mayfield Village, Ohio 44143.

Business

The demand for the Company's products comes primarily from new, maintenance and repair construction for the energy, telecommunication and data communication industries. The Company's customers use many of the Company's products, including formed wire products, to revitalize the aging outside plant infrastructure. Many of the Company's products are used on a proactive basis by the Company's customers to reduce and prevent lost revenue. A single malfunctioning line could cause the loss of thousands of dollars per hour for a power or communication customer. A malfunctioning fiber cable could also result in substantial revenue loss. Repair construction by the Company's customers generally occurs in the case of emergencies or natural disasters, such as hurricanes, tornadoes, earthquakes, floods or ice storms. Under these circumstances, the Company provides 24-hour service to provide the repair products to customers as quickly as possible.

The Company has adapted the formed wire products' helical technology for use in a wide variety of fiber optic cable applications that have special requirements. The Company's formed wire products are uniquely qualified for these applications due to the gentle gripping over a greater length of the fiber cable. This is an advantage over traditional pole line hardware clamps that compress the cable to the point of possible fatigue and optical signal deterioration.

The Company's protective closures and splice cases are used to protect cable from moisture, environmental hazards and other potential contaminants. The Company's splice cases are easily re-enterable closures that allow utility maintenance workers access to the cables located inside the closure to repair or add communications services. Over the years, the Company has made many significant improvements in the splice case that have greatly increased their versatility and application in the market place. The Company also designs and markets custom splice cases to satisfy specific customer requirements. This has allowed the Company to remain a strong partner with several primary customers and has earned the Company the reputation as a responsive and reliable supplier.

Fiber optic cable was first deployed in the outside plant environment in the early 1980s. Through fiber optic technologies, a much greater amount of both voice and data communication can be transmitted reliably. In addition, this technology solved the cable congestion problem that the large count copper cable was causing in underground, buried and aerial applications. The Company developed and adapted copper closures for use in the emerging fiber optic world. In the late 1980s, the Company developed a series of splice cases designed specifically for fiber application. In the mid-1990s, the Company developed its plastic COYOTE Closure, and has since expanded the product line to address Fiber-to-the-Premise (FTTP) applications. The COYOTE Closure is an example of the Company developing a new line of proprietary products to meet the changing needs of its customers.

The Company also designs and manufactures data communication cabinets and enclosures for data communication networks, offering a comprehensive line of copper and fiber optic cross-connect systems. The product line enables reliable, high-speed transmission of data over customers' local area networks.

With the acquisition of DPW in 2007, the Company expanded into the fast growing renewable energy sector. DPW provides a comprehensive line of mounting hardware for a variety of solar power applications including residential roof mounting, commercial roofing systems, top of pole mounting and customized solutions. DPW also provides design and installation services for residential and commercial solar power systems primarily in the western U.S.

Markets

The Company markets its products to the energy, telecommunication, cable, data communication and special industries. While rapid changes in technology have blurred the distinctions between telephone, cable, and data communication, the energy industry is clearly distinct. The Company's role in the energy industry is to supply formed wire products and related hardware used with the electrical conductors, cables and wires that transfer power from the generating facility to the ultimate user of that power. Formed wire products are used to support, protect, terminate and secure both power conductor and communication cables and to control cable dynamics.

Electric Utilities - Transmission. The electric transmission grid is the interconnected network of high voltage aluminum conductors used to transport large blocks of electric power from generating facilities to distribution networks. Currently, there are three major power grids in the U.S.: the Eastern Interconnect, the Western Interconnect and the Texas Interconnect. Virtually all electrical energy utilities are connected with at least one other utility by one of these major grids. The Company believes that the transmission grid has been neglected throughout much of the U.S. for more than a decade. Additionally, because of deregulation, some electric utilities have turned this responsibility over to Independent System Operators (ISOs), who have also been slow to add transmission lines. With demand for power now exceeding supply in some areas, the need for the movement of bulk power from the energy-rich areas to the energy-deficient areas means that new transmission lines will likely be built and many existing lines will likely be refurbished. In addition, passage of the economic stimulus bill in early 2009 that contains provisions for upgrading the aging transmission infrastructure and connecting renewable energy sources to the grid should attract new investment to fund new infrastructure projects in the industry. The Company believes that this will generate growth for the Company's products in this market over at least the next several years. In addition, increased construction of international transmission grids is occurring in many regions of the world. However, consolidations in the markets that the Company services may also have an adverse impact on the Company's revenues.

Electric Utilities - Distribution. The distribution market includes those utilities that distribute power from a substation where voltage is reduced to levels appropriate for the consumer. Unlike the transmission market, distribution is still handled primarily by local electric utilities. These utilities are motivated to reduce cost in order to maintain and enhance their profitability. The Company believes that its growth in the distribution market will be achieved primarily as a result of incremental gains in market share driven by emphasizing the Company's quality products and service over price. Internationally, particularly in the developing regions, there is increasing political pressure to extend the availability of electricity to additional populations. Through its global network of factories and sales offices, the Company is prepared to take advantage of this new growth in construction.

Renewable Energy. The renewable energy market includes residential consumers, commercial businesses, off-grid operators, and utility companies that have an interest in alternative energy sources. Environmental concerns along with federal, state, and local utility incentives have fueled demand for renewable energy systems including solar, wind, and biofuel. The passage of the economic stimulus bill in 2009, which contains provisions for investment in clean energy technologies, should further drive future demand for alternative energy sources like solar. The industry continues to grow rapidly as advancements in technology lead to greater efficiencies which drive down overall system costs. The Company currently provides hardware solutions, system design and installation services for solar power applications. The Company markets and sells these products and services to end-users, distributors, installers and integrators.

Communication and Cable. Major developments, including growing competition between the cable and communications industries and increasing overall demand for high-speed communication services, have led to a changing regulatory and competitive environment in many markets throughout the world. The deployment of new access networks and improvements to existing networks for advanced applications continues to gain momentum.

Cable operators, local communication operators and power utilities are building, rebuilding or upgrading signal delivery networks in developed countries. These networks are designed to deliver video and voice transmissions and provide Internet connectivity to individual residences and businesses. Operators deploy a variety of network technologies and architectures to carry broadband and narrowband signals. These architectures are constructed of electronic hardware connected via coaxial cables, copper wires or optical fibers. The Company manufactures closures that these industries use to securely connect and protect these vital networks.

As critical components of the outdoor infrastructure, closures provide protection against weather and vandalism, and permit technicians who maintain and manage the system ready access to the devices. Cable operators and local telephone network operators place great reliance on manufacturers of protective closures because any material damage to the signal delivery networks is likely to disrupt communication services. In addition to closures, the Company supplies the communication and cable industry with its formed wire products to hold, support, protect and terminate the copper wires and cables and the fiber optic cables used by that industry to transfer voice, video or data signals.

The industry has developed technological methods to increase the usage of copper-based plant through high-speed digital subscriber lines (DSLs). The popularity of these services, the regulatory environment and the increasingly fierce competition between communications and cable operators has driven the move toward building out the "last mile" in fiber networks. FTTP technology supports the next wave in broadband innovation by carrying fiber optic technology into homes and businesses. The Company has been actively developing products that address this market.

Data Communication. The data communication market is being driven by the continual demand for increased bandwidth. Growing Internet Service Providers (ISPs), construction in Wide Area Networks (WANs) and demand for products in the workplace are all key elements to the increased demand for the connecting devices made by the Company. This market will increasingly be focused on the systems that provide the highest speed and highest quality signal, such as fiber optic and copper networks. The Company's products are sold to a number of categories of customers including, (i) ISPs, (ii) large companies and organizations which have their own local area network for data communication, and (iii) distributors of structured cabling systems and components for use in the above markets.

Special Industries. The Company's formed wire products are also used in other industries which require a method of securing or terminating cables, including the metal building, tower and antenna industries, the arborist industry, and various applications within the marine systems industry. Products other than formed wire products are also marketed to other industries. For example, the Company's urethane capabilities allow it to market products to the light rail industry. The Company continues to explore new and innovative uses of its manufacturing capabilities; however, these markets remain a small portion of overall consolidated sales.

International Operations

The international operations of the Company are essentially the same as its domestic (PLP-USA) business. The Company manufactures similar types of products in its international plants as are sold domestically, sells to similar types of customers and faces similar types of competition (and in some cases the same competitors). Sources of supply of raw materials are not significantly different internationally. See Note K in the Notes To Consolidated Financial Statements for information and financial data relating to the Company's international operations that represent reportable segments.

While a number of the Company's international plants are in developed countries, the Company believes it has strong market opportunities in developing countries where the need for the transmission and distribution of electrical power is significant. The Company is now serving the Far East market, other than China and Japan, primarily from Thailand and Indonesia. In addition, as the need arises, the Company is prepared to establish new manufacturing facilities abroad.

Sales and Marketing

Domestically and internationally, the Company markets its products through a direct sales force and manufacturing representatives. The direct sales force is employed by the Company and works with the manufacturer's representatives, as well as key direct accounts and distributors who also buy and resell the Company's products. The manufacturer's representatives are independent organizations that represent the Company as well as other complimentary product lines. These organizations are paid a commission based on the sales amount.

Research and Development

The Company is committed to providing technical leadership through scientific research and product development in order to continue to expand the Company's position as a supplier to the communications and power industries. Research is conducted on a continuous basis using internal experience in conjunction with outside professional expertise to develop state-of-the-art materials for several of the Company's products. These products capitalize on cost-efficiency while offering exacting mechanical performance that meets or exceeds industry standards. The Company's research and development activities have resulted in numerous patents being issued to the Company (see "Patents and Trademarks" below).

Early in its history, the Company recognized the need to understand the performance of its products and the needs of its customers. To that end, the Company developed its own Research and Engineering Center in Mayfield Village, Ohio. Using the Research and Engineering Center, engineers and technicians simulate a wide range of external conditions encountered by the Company's products to ensure quality, durability and performance. The work performed in the Research and Engineering Center includes advanced studies and experimentation with various forms of vibration. This work has contributed significantly to the collective knowledge base of the industries the Company serves and is the subject matter of many papers and seminars presented to these industries.

The Company's 29,000 square feet Research and Engineering Center is located at its corporate headquarters in Mayfield Village, Ohio. The Company believes that this facility is one of the most sophisticated in the world in its specialized field. The expanded Research and Engineering Center also has an advanced prototyping technology machine on-site to develop models of new designs where intricate part details are studied prior to the construction of expensive production tooling. Today, the Company's reputation for vibration testing, tensile testing, fiber optic cable testing, environmental testing, field vibration monitoring and third-party contract testing is a competitive advantage. In addition to testing, the work done at the Company's Research and Development Center continues to fuel product development efforts. For example, the Company estimates that approximately 22% of 2009 revenues were attributed to products developed by the Company in the past five years. In addition, the Company's position in the industry is further reinforced by its long-standing leadership role in many key international technical organizations which are charged with the responsibility of establishing industry wide specifications and performance criteria, including IEEE (Institute of Electrical and Electronics Engineers), CIGRE (Counsiel Internationale des Grands Reseaux Electriques a Haute Tension), and IEC (International Electromechanical Commission). Research and development costs are expensed as incurred. Research and development costs for new products were $2.3 million in 2009, $2 million in 2008 and $1.7 million in 2007.

Patents and Trademarks

The Company applies for patents in the U.S. and other countries, as appropriate, to protect its significant patentable developments. As of December 31, 2009, the Company had in force 35 U.S. patents and 63 international patents in 10 countries and had pending five U.S. patent applications and 22 international applications. While such domestic and international patents expire from time to time, the Company continues to apply for and obtain patent protection on a regular basis. Patents held by the Company in the aggregate are of material importance in the operation of the Company's business. The Company, however, does not believe that any single patent, or group of related patents, is essential to the Company's business as a whole or to any of its businesses. Additionally, the Company owns and uses a substantial body of proprietary information and numerous trademarks. The Company relies on nondisclosure agreements to protect trade secrets and other proprietary data and technology. As of December 31, 2009, the Company had obtained U.S. registration on 27 trademarks and no trademark applications remained pending. International registrations amounted to 205 registrations in 38 countries, with 5 pending international registrations.

Since June 8, 1995, U.S. patents have been issued for terms of 20 years beginning with the date of filing of the patent application. Prior to that time, a U.S. patent had a term of 17 years from the date of its issuance. Patents issued by international countries generally expire 20 years after filing. U.S. and international patents are not renewable after expiration of their initial term. U.S. and international trademarks are generally perpetual, renewable in 10-year increments upon a showing of continued use. To the knowledge of management, the Company has not been subject to any significant allegation or charges of infringement of intellectual property rights by any organization.

In the normal course of business, the Company occasionally makes and receives inquiries with regard to possible patent and trademark infringement. The extent of such inquiries from third parties has been limited generally to verbal remarks to Company representatives. The Company believes that it is unlikely that the outcome of these inquiries will have a material adverse effect on the Company's financial position.

Competition

All of the markets that the Company serves are highly competitive. In each market, the principal methods of competition are price, performance, and service. The Company believes, however, that several factors (described below) provide the Company with a competitive advantage.

- The Company has a strong and stable workforce. This consistent and continuous knowledge base has afforded the Company the ability to provide superior service to the Company's customers and representatives.
- The Company's Research and Engineering Center in Mayfield Village, Ohio and Research and Engineering department's subsidiary locations maintain a strong technical support function to develop unique solutions to customer problems.
- The Company is vertically integrated both in manufacturing and distribution and is continually upgrading equipment and processes.

- The Company is sensitive to the marketplace and provides an extra measure of service in cases of emergency, storm damage and other rush situations. This high level of customer service and customer responsiveness is a hallmark of the Company.

- The Company's 16 manufacturing locations ensure close support and proximity to customers worldwide.

Domestically, there are several competitors for formed wire products. Although it has other competitors in many of the countries where it has plants, the Company has leveraged its expertise and is very strong in the global market. The Company believes that it is the world's largest manufacturer of formed wire products for energy and communications markets. However, the Company's formed wire products compete against other pole line hardware products manufactured by other companies.

Minnesota Manufacturing and Mining Company ("3M") is the primary domestic competitor of the Company for pressurized copper closures. Based on its experience in the industry, the Company believes it maintains a strong market share position.

The fiber optic closure market is one of the most competitive product areas for the Company, with the Company competing against, among others, Tyco International Ltd., 3M and Corning Cable Systems. There are a number of primary competitors and several smaller niche competitors that compete at all levels in the marketplace. The Company believes that it is one of four leading suppliers of fiber optic closures.

The Company's data communication competitors range from assemblers of low cost, low quality components, to well-established multinational corporations. The Company's competitive strength is its technological leadership and manufacturing expertise.

Sources and Availability of Raw Materials

The principal raw materials used by the Company are galvanized wire, stainless steel, aluminum covered steel wire, aluminum re-draw rod, plastic resins, glass-filled plastic compounds, neoprene rubbers and aluminum castings. The Company also uses certain other materials such as fasteners, packaging materials and communications cable. The Company believes that it has adequate sources of supply for the raw materials used in its manufacturing processes and it regularly attempts to develop and maintain sources of supply in order to extend availability and encourage competitive pricing of these products.

Most plastic resins are purchased under contracts to stabilize costs and improve delivery performance and are available from a number of reliable suppliers. Wire and re-draw rod are purchased in standard stock diameters and coils under contracts from a number of reliable suppliers. Contracts have firm prices except for fluctuations of base metals and petroleum prices, which result in surcharges when global demand is greater than the available supply.

The Company also relies on certain other manufacturers to supply products that complement the Company's product lines, such as aluminum and ferrous castings, fiber optic cable and connectors, circuit boards and various metal racks and cabinets. The Company believes there are multiple sources of supply for these products.

The Company relies on sole source manufacturers for certain raw materials used in production. The current state of economic uncertainty presents a risk that existing suppliers could go out of business. However, there are multiple sources for these materials available, and the Company could relocate the tooling and processes to other manufacturers if necessary.

Due to flat or decreasing worldwide demand the costs of raw materials were stable throughout 2009. Manufacturing capacity has reduced for many raw materials and the Company was experiencing price pressure on most key raw materials by the end of 2009 and continuing into 2010.

Backlog Orders

The Company's backlog was approximately $38 million at the end of 2009. The Company's order backlog generally represents six to eight weeks of sales. All customer orders entered are firm at the time of entry. Substantially all orders are shipped within a two to four week period unless the customer requests an alternative date.

Seasonality

The Company markets products that are used by utility maintenance and construction crews worldwide. The products are marketed through distributors and directly to end users, who maintain stock to ensure adequate supply for their customers or construction crews. As a result, the Company does not have a wide variation in sales from quarter to quarter.

Environmental

The Company is subject to extensive and changing federal, state, and local environmental laws, including laws and regulations that (i) relate to air and water quality, (ii) impose limitations on the discharge of pollutants into the environment, (iii) establish standards for the treatment, storage and disposal of toxic and hazardous waste, and (iv) require proper storage, handling, packaging, labeling, and transporting of products and components classified as hazardous materials. Stringent fines and penalties may be imposed for noncompliance with these environmental laws. In addition, environmental laws could impose liability for costs associated with investigating and remediating contamination at the Company's facilities or at third-party facilities at which the Company has arranged for the disposal treatment of hazardous materials.

Although no assurances can be given, the Company believes it is in compliance in all material respects, with all applicable environmental laws and the Company is not aware of any noncompliance or obligation to investigate or remediate contamination that could reasonably be expected to result in a material liability. The Company does not expect to make any material capital expenditure during 2010 for environmental control facilities. The environmental laws continue to be amended and revised to impose stricter obligations, and compliance with future additional environmental requirements could necessitate capital outlays. However, the Company does not believe that these expenditures should ultimately result in a material adverse effect on its financial position or results of operations. The Company cannot predict the precise effect such future requirements, if enacted, would have on the Company. The Company believes that such regulations would be enacted over time and would affect the industry as a whole.

Employees

At December 31, 2009, the Company had 2,304 employees. Approximately 30% of the Company's employees are located in the U.S.

Available Information

The Company maintains an Internet site at http://www.preformed.com, on which the Company makes available, free of charge, the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company's SEC reports can be accessed through the investor relations section of its Internet site. The information found on the Company's Internet site is not part of this or any other report that is filed or furnished to the SEC.

The public may read and copy any materials the Company files with or furnishes to the SEC at the SEC's Public Reference Room at 100 F. Street, NE., Washington, DC 20549. Information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information filed with the SEC by electronic filers. The SEC's Internet site is http://www.sec.gov. The Company also has a link from its Internet site to the SEC's Internet site, this link can be found on the investor relations page of the Company's Internet site.

Item 1A. Risk Factors

Due to the Company's dependency on the energy and telecommunication industries, the Company is susceptible to negative trends relating to those industries that could adversely affect the Company's operating results.

The Company's sales to the energy and telecommunication industries represent a substantial portion of the Company's historical sales. The concentration of revenue in such industries is expected to continue into the foreseeable future. Demand for products to these industries depends primarily on capital spending by customers for constructing, rebuilding, maintaining or upgrading their systems. The amount of capital spending and, therefore, the Company's sales and profitability are affected by a variety of factors, including general economic conditions, access by customers to financing, government regulation, demand for energy and cable services, and technological factors. As a result, some customers may not continue as going concerns, which could have a material adverse effect on the Company's business, operating results and financial condition. Consolidation and deregulation present the additional risk to the Company in that combined or deregulated customers will rely on relationships with a source other than the Company. Consolidation and deregulation may also increase the pressure on suppliers, such as the Company, to sell product at lower prices.

The Company's business will suffer if the Company fails to develop and successfully introduce new and enhanced products that meet the changing needs of the Company's customers.

The Company's ability to anticipate changes in technology and industry standards and to successfully develop and introduce new products on a timely basis will be a significant factor in the Company's ability to grow and remain competitive. New product development often requires long-term forecasting of market trends, development and implementation of new designs and processes and a substantial capital commitment. The trend toward consolidation of the energy, telecommunication and data communication industries may require the Company to quickly adapt to rapidly changing market conditions and customer requirements. Any failure by the Company to anticipate or respond in a cost-effective and timely manner to technological developments or changes in industry standards or customer requirements, or any significant delays in product development or introduction or any failure of new products to be widely accepted by the Company's customers, could have a material adverse effect on the Company's business, operating results and financial condition as a result of reduced net sales.

The intense competition in the Company's markets, particularly telecommunication, may lead to a reduction in sales and profits.

The markets in which the Company operates are highly competitive. The level of intensity of competition may increase in the foreseeable future due to anticipated growth in the telecommunication and data communication industries. The Company's competitors in the telecommunication and data communication markets are larger companies with significant influence over the distribution network. There can be no assurance that the Company will be able to compete successfully against its competitors, many of which may have access to greater financial resources than the Company. In addition, the pace of technological development in the telecommunication and data communication markets is rapid and the Company cannot assure that these advances (i.e., wireless, fiber optic network infrastructure, etc.) will not adversely affect the Company's ability to compete in this market.

The introduction of products embodying new technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable.

The energy, telecommunication and data communication industries are characterized by rapid technological change. Satellite, wireless and other communication technologies currently being deployed may represent a threat to copper, coaxial and fiber optic-based systems by reducing the need for wire-line networks. There can be no assurance that future advances or further development of these or other new technologies will not have a material adverse effect on the Company's business, operating results and financial condition as a result of lost sales.

Price increases of raw materials could result in lower earnings.

The Company's cost of sales may be materially adversely affected by increases in the market prices of the raw materials used in the Company's manufacturing processes. There can be no assurance that price increases in raw materials can be passed onto the Company's customers through increases in product prices. As a result, the Company's operating results could be adversely affected.

The Company's international operations subject the Company to additional business risks.

International sales account for a substantial portion of the Company's net sales (54%, 54% and 53% in 2009, 2008 and 2007, respectively) and the Company expects these sales will increase as a percentage of net sales in the future. Due to its international sales, the Company is subject to the risks of conducting business internationally, including unexpected changes in, or impositions of, legislative or regulatory requirements, fluctuations in the U.S. dollar which could materially adversely affect U.S. dollar revenues or operating expenses, tariffs and other barriers and restrictions, potentially longer payment cycles, greater difficulty in accounts receivable collection, reduced or limited protection of intellectual property rights, potentially adverse taxes and the burdens of complying with a variety of international laws and communications standards. The Company is also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships, in connection with its international operations. There can be no assurance that these risks of conducting business internationally will not have a material adverse effect on the Company's business, operating results and financial condition.

The Company may not be able to successfully integrate businesses that it may acquire in the future.

A portion of the Company's growth in sales and earnings has been generated from acquisitions. The Company expects to continue a strategy of identifying and acquiring businesses with complementary products. In connection with this strategy, the Company faces certain risks and uncertainties relating to acquisitions. The factors affecting this exposure are in addition to the risks faced in the Company's day-to-day operations. Acquisitions involve a number of special risks, including the risks pertaining to integrating acquired businesses. In addition, the Company may incur debt to finance future acquisitions, and the Company may issue securities in connection with future acquisitions that may dilute the holdings of current and future shareholders. Covenant restrictions relating to additional indebtedness could restrict the Company's ability to pay dividends, fund capital expenditures, consummate additional acquisitions and significantly increase the Company's interest expense. Any failure to successfully complete acquisitions or to successfully integrate such strategic acquisitions could have a material adverse effect on the Company's business, operating results and financial condition.

The Company may have interruptions in its businesses due to the uncertainty of the global economy, specifically the potential impact of bankruptcy among the Company's suppliers and inability of available funding for the Company's customers.

The Company relies on sole source manufacturers for certain materials that complement the Company's product lines. The current state of economic uncertainty presents a risk that existing suppliers could go out of business. While there are multiple sources for these materials available and the Company could relocate the tooling and processes to other manufacturers if needed, there could be an adverse effect on the supply and the Company's ability to make products on a timely basis if multiple key suppliers fail during this time of uncertainty. Additionally, as the financial markets are experiencing unprecedented volatility, lower levels of liquidity may be available. Although the Company is not dependent on a single customer or a few customers, the inability to obtain funding may postpone customer spending and adversely affect the Company's business, operating results and financial condition.

Item 1B. Unresolved Staff Comments

The Company does not have any unresolved staff comments.

Item 2. Properties

The Company currently owns or leases 19 facilities, which together contain approximately 2 million square feet of manufacturing, warehouse, research and development, sales and office space worldwide. Most of the Company's international facilities contain space for offices, research and engineering (R&E), warehousing and manufacturing with manufacturing using a majority of the space. The following table provides information regarding the Company's principal facilities:

	Location	Use	Owned/Leased	Square Feet	Reportable Segment
1.	Mayfield Village, Ohio	Corporate Headquarters R&E	Owned	62,000	PLP-USA
2.	Rogers, Arkansas	Manufacturing Warehouse Office	Owned	310,000	PLP-USA
3.	Albemarle, North Carolina	Manufacturing Warehouse Office	Owned	261,000	PLP-USA
4.	Sydney, Australia	Manufacturing R&E Warehouse Office	Owned	123,000	Australia
5.	São Paulo, Brazil	Manufacturing R&E Warehouse Office	Owned	148,500	Brazil
6.	Cambridge, Ontario, Canada	Manufacturing Warehouse Office	Owned	73,300	Canada
7.	Andover, Hampshire, England	Manufacturing R&E Warehouse Office	Building Owned; Land Leased	89,400	All Other
8.	Queretaro, Mexico	Manufacturing Warehouse Office	Owned	52,900	All Other
9.	Beijing, China	Manufacturing Warehouse Office	Building Owned; Land Leased	180,900	All Other
10.	Pietermaritzburg, South Africa	Manufacturing R&E Warehouse Office	Owned	73,100	South Africa
11.	Sevilla, Spain	Manufacturing R&E Warehouse Office	Owned	63,300	All Other

12. Bangkok, Thailand	Manufacturing Warehouse Office	Owned	60,000	All Other
13. Albuquerque, New Mexico	Manufacturing Warehouse Office	Leased	27,200	All Other
14. Bielsko-Biala, Poland	Manufacturing Warehouse Office	Buildings Owned; Land Leased	174,400	Poland
15. Bekasi, Indonesia	Manufacturing Office	Owned	135,700	All Other
16. Selangor, Malaysia	Manufacturing Warehouse Office	Leased	14,100	All Other
17. Bangkok, Thailand	Manufacturing Warehouse Office	Leased	135,700	All Other

Item 3. Legal Proceedings

From time to time, the Company may be subject to litigation incidental to its business. The Company is not a party to any pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on its financial condition, results of operations or cash flows.

Item 4. (Removed and Reserved)

Executive Officers of the Registrant

Each executive officer is elected by the Board of Directors, serves at its pleasure and holds office until a successor is appointed, or until the earliest of death, resignation or removal.

Name	Age	Position
Robert G. Ruhlman	53	Chairman, President and Chief Executive Officer
Eric R. Graef	57	Chief Financial Officer and Vice President - Finance
William H. Haag	46	Vice President - International Operations
J. Cecil Curlee Jr.	53	Vice President - Human Resources
Dennis F. McKenna	43	Vice President - Marketing and Business Development
David C. Sunkle	51	Vice President - Research and Engineering and Manufacturing
Caroline S. Vaccariello	43	General Counsel and Corporate Secretary

The following sets forth the name and recent business experience for each person who is an executive officer of the Company at March 1, 2010.

Robert G. Ruhlman was elected Chairman in July 2004. Mr. Ruhlman has served as Chief Executive Officer since July 2000 and as President since 1995 (positions he continues to hold). Mr. Ruhlman is the brother of Randall M. Ruhlman and son of Barbara P. Ruhlman, both Directors of the Company.

Eric R. Graef was elected Vice President—Finance in December 1999 and Chief Financial Officer in December, 2007.

William H. Haag was elected Vice President—International Operations in April 1999.

J. Cecil Curlee Jr. was hired in 1982 in the position of Personnel Manager at the Albemarle, North Carolina facility. He was promoted to Director of Employee Relations in September 2002 and was elected Vice President—Human Resources in January 2003.

Dennis F. McKenna was elected Vice President—Marketing and Business Development in April 2004. Mr. McKenna joined the Company in 1993 as a sales engineer and has served in various international and domestic product management, operations, and general management roles within the Company.

David C. Sunkle was elected Vice President-Research and Engineering in January 2007. In addition, Mr. Sunkle has taken on the role of the Vice President – Manufacturing since July 2008. Mr. Sunkle joined the Company in 1978. He has served a variety of positions in Research and Engineering until 2002 when he became Director of International Operations. In 2006, Mr. Sunkle rejoined Research and Engineering as the Director of Engineering.

Caroline S. Vaccariello was elected General Counsel and Corporate Secretary in January 2007. Ms. Vaccariello joined the Company in 2005 as General Counsel and has led the Company's legal affairs since that time. Prior to that time, Ms. Vaccariello worked as an attorney for The Timken Company from 2003 to 2005.

Part II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

The Company's Common Shares are traded on NASDAQ under the trading symbol "PLPC". As of March 10, 2010, the Company had approximately 1,300 shareholders of record. The following table sets forth for the periods indicated (i) the high and low closing sale prices per share of the Company's Common Shares as reported by the NASDAQ and (ii) the amount per share of cash dividends paid by the Company.

While the Company expects to continue to pay dividends of a comparable amount in the near term, the declaration and payment of future dividends will be made at the discretion of the Company's Board of Directors in light of then current needs of the Company. Therefore, there can be no assurance that the Company will continue to make such dividend payments in the future.

	Year ended December 31					
	2009			2008		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$47.65	$28.26	$0.20	$59.96	$42.95	$0.20
Second	48.96	32.70	0.20	53.88	40.31	0.20
Third	44.16	33.06	0.20	65.50	37.66	0.20
Fourth	44.40	37.85	0.20	56.97	31.82	0.20

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders	138,821	$38.32	261,179
Equity compensation plans not approved by security holders	85,502	$33.29	500
Total	224,323		261,679

Performance Graph

Set forth below is a line graph comparing the cumulative total return of a hypothetical investment in the Company's Common Shares with the cumulative total return of hypothetical investments in the NASDAQ Market Index and the Hemscott Industry Group 627 (Industrial Electrical Equipment) Index based on the respective market price of each investment at December 31, 2004, December 31, 2005, December 31, 2006, December 31, 2007, December 31, 2008, and December 31, 2009, assuming in each case an initial investment of $100 on January 1, 2004, and reinvestment of dividends.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG PREFORMED LINE PRODUCTS COMPANY, NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
DOLLARS
2004
2005
2006
2007
2008
2009
Preformed Line Products Company
NASDAQ Market Index
Hemscott Group Index

ASSUMES $100 INVESTED ON JAN. 01, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2009

COMPANY / INDEX / MARKET	2004	2005	2006	2007	2008	2009
PREFORMED LINE PRODUCTS CO	100.00	150.71	126.96	219.67	171.50	166.35
NASDAQ MARKET INDEX	100.00	102.20	112.68	124.57	74.71	108.56
HEMSCOTT GROUP INDEX	100.00	120.35	161.08	222.59	115.64	156.21

Purchases of Equity Securities

On February 15, 2007, the Board of Directors authorized a plan to repurchase up to 200,000 shares of Preformed Line Products Company Common Shares. The repurchase plan does not have an expiration date. There were no repurchases for the three-month period ended December 31, 2009.

Period (2009)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased under the Plans or Programs
October	-	-	188,748	11,252
November	-	-	188,748	11,252
December	-	-	188,748	11,252
Total	-			

Item 6. Selected Financial Data

	2009	2008	2007	2006	2005
	(Thousands of dollars, except per share data)				
Net Sales and Income					
Net sales	$257,206	$269,742	$233,289	$196,910	$186,232
Operating income	19,460	23,988	21,133	16,359	16,673
Income before income taxes and discontinued operations	29,593	24,760	21,321	17,180	17,288
Income from continuing operations, net of tax	22,833	17,042	13,820	11,827	11,170
Net income	22,833	17,911	14,213	12,103	12,030
Net income (loss) attributable to noncontrolling interest, net of tax	(524)	288	54	-	-
Net income attributable to PLPC	23,357	17,623	14,159	12,103	12,030
Per Share Amounts					
Income from continuing operations attributable to PLP shareholders - basic	$4.46	$3.17	$2.57	$2.11	$1.95
Net income attributable to PLPC common shareholders - basic	4.46	3.34	2.64	2.16	2.10
Income from continuing operations attributable to PLPC shareholders - diluted	4.35	3.14	2.54	2.09	1.93
Net income attributable to PLPC common shareholders - diluted	4.35	3.30	2.61	2.14	2.08
Dividends declared	0.80	0.80	0.80	0.80	0.80
PLPC Shareholders' equity	31.50	26.09	27.82	24.47	23.32
Other Financial Information					
Current assets	$138,959	$112,670	$123,450	$100,374	$110,304
Total assets	235,372	190,875	203,866	170,852	168,458
Current liabilities	46,340	35,248	42,349	32,372	33,900
Long-term debt (including current portion)	7,610	3,147	4,959	4,361	4,928
Capital leases	239	112	373	478	305
PLPC Shareholders' equity	170,966	136,265	149,721	131,148	133,715

Current assets

On December 18, 2009, the Company completed a business combination acquiring certain subsidiaries and other assets from Tyco Electronics. The 2009 results were impacted by a $9.1 million gain, after taxes, on the acquisition, or $1.74 per basic share and $1.69 per diluted share. On May 30, 2008, the Company divested its Superior Modular Products subsidiary (SMP). The net sales and income and per share amounts sections for the years noted above have been restated to provide comparable information excluding the divestiture of the SMP operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related Notes To Consolidated Financial Statements included in Item 8 in this report.

Preformed Line Products Company (the "Company", "PLPC", "we", "us", or "our") was incorporated in Ohio in 1947. We are an international designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, information (data communication), and other similar industries. Our primary products support, protect, connect, terminate, and secure cables and wires. We also provide solar hardware systems and mounting hardware for a variety of solar power applications. Our goal is to continue to achieve profitable growth as a leader in the innovation, development, manufacture, and marketing of technically advanced products and services related to energy, communications, and cable systems and to take advantage of this leadership position to sell additional quality products in familiar markets.

The reportable segments are PLP-USA, Australia, Brazil, South Africa, Canada, Poland, and All Other. Our PLP-USA segment is comprised of our U.S. operations primarily supporting our domestic energy and telecommunications products. The Australia segment is comprised of all of our operations in Australia supporting energy, telecommunications, data communications and solar products. Our Canada and Brazil segments are comprised of the manufacturing and sales operations from those locations which meet at least one of the criteria of a reportable segment. Our final two segments are Poland and South Africa, which are comprised of a manufacturing and sales operation, and have been included as segments to comply with reporting segments for 75% of consolidated sales. Our remaining operations are included in the All Other segment as none of these operations meet, or the future estimated results are not expected to meet, the criteria for a reportable segment.

RECENT DEVELOPMENT

On December 18, 2009, PLPC and Tyco Electronics Group S.A. (Tyco Electronics) completed a Stock and Asset Purchase Agreement, pursuant to which, PLPC acquired from Tyco Electronics its Dulmison business for $16 million and the assumption of certain liabilities, subject to a customary post-closing working capital adjustment.

We accounted for the acquisition of Dulmison in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 805, which includes provisions that were effective January 1, 2009. The new provisions significantly changed the accounting for business combinations both during the period of the acquisition and in subsequent periods. In accordance with ASC 805, transaction costs of $3.9 million associated with the business combination were expensed and a gain of $9.1 million on the acquisition of the business was recorded.

The acquisition of Dulmison strengthens our position in the power distribution and transmission hardware market and will expand our presence in the Asia-Pacific region. As a result of the acquisition, we added operations in Indonesia and Malaysia and strengthened our existing positions in Australia, Thailand, Mexico, and the United States.

DISCONTINUED OPERATONS

Our consolidated financial statements were impacted by the divestiture of Superior Modular Products (SMP) on May 30, 2008. We sold our SMP subsidiary for $11.7 million, for a $.8 million gain, net of tax, and a $1.5 million to be held in escrow for one year. During the year ended December 31, 2009, we received the remaining balance of $.8 million held in escrow. We have not provided any significant continuing involvement in the operations of SMP after the closing of the sale. For tax purposes, the sale of SMP generated a capital loss, which was not deductible except for amounts used to offset capital gains in 2008. A full valuation allowance was provided against the deferred tax asset on the remaining portion of the capital loss carryover.

The operating results of SMP are presented in our statements of consolidatedincome as discontinued operations, net of tax. For the year ended December 31, 2008, income from discontinued operation, net of tax was $.9 million, or $.16 per diluted share.

MARKET OVERVIEW

Our business continues to be concentrated in the energy and communications markets. During the past couple of years, industry consolidation continued as distributors and service provider consolidations took place in our major markets. This trend is expected to continue in 2010. We have a growing concern that the continued global economic situation coupled with an already depressed U.S. housing market, could further affect construction projects and negatively impact growth opportunities in our core markets in the U.S. and countries such as Spain, Poland and Great Britain where the financial situation is expected to be similar going forward.

In 2009, we again experienced growth in our energy markets. We continued to see the investment in new transmission grids, new technologies, and upgrading and maintenance of the existing energy infrastructure. We expect the distribution energy market to be flat in 2010 but anticipate continued growth in demand for transmission and fiber optic products.

The acquisition of Dulmison from Tyco Electronics in late 2009 will further cement PLP's leadership position and will enable PLP to enhance the scope of its product lines and the technology it provides to this important market. Dulmison's spacer, spacer-damper and stockbridge damper product lines fit well and complement PLP's product offerings and enable PLP to offer the most comprehensive line of products in the industry. With demand for electrical power continuing to increase, especially in many fast growing areas of the world, PLP's leadership position in the market will enable it to take advantage of prospects for continued growth as the transmission grid is enhanced and extended.

Our international business is more concentrated in the energy markets. Historically, our international sales were primarily related to the distribution portion of the energy market. We believe that we are well positioned to supply the needs of the world's diverse energy market requirements as a result of our strategically located operations and array of product designs and technologies.

The year 2009 was challenging for PLP's communication business throughout the world. Many communications customers cut back on capital and operational spending as the global economic downturn negatively impacted consumer spending on communication services. The U.S. was hit especially hard as communication carriers diverted operational funds to wireless communication projects where they could realize a faster return on their spending and investments. Also, the broadband stimulus program that was announced early in 2009 failed to gain traction throughout the year and the administrative burden of the program has further delayed the deployment of funds. Through all of this, PLP maintained its focus on the customer and put resources towards new product development efforts. These efforts were directed at customer premise and demarcation applications which are the final connections between the network and the end consumer.

As economic conditions improve and stimulus funds eventually start flowing into projects, PLP's efforts in these areas will lead to growth in the communications business. Opportunities for growth also look promising in Central and South America where deployment of fixed line telecommunications services and broadband penetration rates remain low as a percentage of the total population.

Preface

Our consolidated financial results for the year ended December 31, 2009, 2008, and 2007 include the financial results of our solar energy operation, Direct Power and Water (DPW), acquired on March 22, 2007, Belos, in Poland, acquired on September 6, 2007 and BlueSky Energy Pty Ltd. (BlueSky) entered into a joint venture on May 21, 2008. In addition to the $9.1 million gain on the acquisition of Dulmison and $3.9 million of transaction costs, our consolidated financial statements include assets of $30.6 million and $5.5 million in liabilities from the acquisition of Dulmison. From the acquisition date through December 31, 2009, operation results were di minimus.

Our net sales for the year ended December 31, 2009 decreased $12.5 million, or 5%, and gross profit decreased $2.5 million, or 3%, compared to 2008. Excluding the effect of currency translation, net sales remained unchanged. During 2009, certain of the end markets that we serve continued to see further sales declines. Gross profit decreased primarily due to the decrease in net sales. Excluding the effect of currency translation, gross profit increased 2% compared to 2008. Excluding the effect of currency translation, costs and expenses increased $4.6 million, or 7%, as foreign costs and expenses increased $4.1 million and U.S. costs and expenses increased $.5 million. Due to the acquisition of Dulmison, the Company incurred $1.9 million related to due diligence and acquisition related costs and also incurred $2 million related to employee termination benefits of certain employees related to the acquisition of the acquired business. As a result of the preceding, income from continuing operations, net of tax, of $22.8 million increased 25% compared to 2008

Despite the current economic conditions, our financial condition remains strong. We continue to generate substantial cash flows from operations, have proactively managed working capital and have controlled capital spending. We currently have a debt to equity ratio of 5% and can borrow needed funds at an affordable interest rate from our untapped credit facility. While current worldwide conditions necessitate that we concentrate our efforts on maintaining our financial strengths, we believe there are many available opportunities for growth. We are pursuing these opportunities as appropriate in the current environment in order to position ourselves for when the economic recovery ultimately happens.

Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S. (GAAP). Our discussions of the financial results include Non-GAAP measures (primarily the impact of foreign currency) to provide additional information concerning our financial results that are prepared in accordance with GAAP. We believe that these non-GAAP measures provide information that is useful to the assessment of the Company's performance and operating trends.

2009 Results of Operations compared to 2008

Net Sales. In 2009, net sales were $257.2 million, a decrease of $12.5 million, or 5%, from 2008. Excluding the effect on currency translation, net sales decreased $.4 million as summarized in the following table:

thousands of dollars	Year ended December 31					
	2009	2008	Change	Change due to currency translation	Change excluding currency translation	% change
Net sales						
PLP-USA	$ 103,910	$ 111,721	$ (7,811)	$ -	$ (7,811)	(7) %
Australia	27,923	27,244	679	(1,881)	2,560	9
Brazil	30,744	30,279	465	(1,926)	2,391	8
South Africa	10,264	9,535	729	(23)	752	8
Canada	12,237	9,952	2,285	(750)	3,035	30
Poland	11,148	20,602	(9,454)	(3,823)	(5,631)	(27)
All Other	60,980	60,409	571	(3,781)	4,352	7
Consolidated	$ 257,206	$ 269,742	$ (12,536)	$ (12,184)	$ (352)	- %

The decrease in PLP-USA net sales of $7.8 million, or 7%, was due to approximately 80% sales volume and 20% mix decreases. International net sales in 2009 were unfavorably affected by $12.2 million when converted to U.S. dollars, as a result of a stronger U.S dollar to certain foreign currencies. The following discussions of international net sales exclude the effect of currency translation. Australia net sales increased $2.6 million, or 9%, primarily as a result of higher volume/mix in the energy sales, an increase in BlueSky sales due to BlueSky contributing sales for the full year of 2009, and an overall strong fourth quarter 2009. Australia's net sales were impacted by a slower economic climate for much of 2009 before a strong fourth quarter 2009. Fourth quarter 2009 net sales increased primarily due to higher energy sales compared to 2008 coupled with an increase in BlueSky sales. Brazil net sales increased $2.4 million, or 8%, as a result of energy sales volume coupled with $.7 million related to the settlement of sales tax related proceedings with their government. Brazil determined that they paid higher sales related taxes due to the country's high index of inflation from 1988-1995. In December 2009, Brazil settled legal proceedings, receiving $.7 million in refunds. Historically these sales related taxes were an offset against net sales, and Brazil recorded these tax credits in net sales for December 2009. South Africa net sales increased $.8 million, or 8%, primarily as a result of increased volume in energy sales. Canada net sales increased $3 million, or 30%, due to higher sales volume in their markets. Poland net sales decreased $5.6 million, or 27%, due primarily to Poland's economic downturn in their domestic markets. All Other net sales increased $4.5 million, or 7%, due to an increase in sales volume. We continue to see competitive pricing pressures globally as well as a struggling global economy, which will continue to affect sales and profitability in 2010.

Gross Profit. Gross Profit of $84.8 million for 2009 decreased $2.5 million, or 3%, compared to 2008. Excluding the effect of currency translation, gross profit increased 2% as summarized in the following table:

thousands of dollars	Year ended December 31					
	2009	2008	Change	Change due to currency translation	Change excluding currency translation	% change
Gross profit						
PLP-USA	$ 33,727	$ 35,973	$ (2,246)	$ -	$ (2,246)	(6) %
Australia	7,703	8,534	(831)	(557)	(274)	(3)
Brazil	9,170	8,193	977	(340)	1,317	16
South Africa	3,878	4,271	(393)	(2)	(391)	(9)
Canada	5,121	4,331	790	(354)	1,144	26
Poland	3,273	5,471	(2,198)	(1,148)	(1,050)	(19)
All Other	21,896	20,494	1,402	(1,443)	2,845	14
Consolidated	$ 84,768	$ 87,267	$ (2,499)	$ (3,844)	$ 1,345	2 %

PLP-USA gross profit of $33.7 million decreased by $2.2 million compared to 2008. PLP-USA gross profit decreased due to lower sales volume partially offset by slightly improved product margins. The following discussion of international gross profit excludes the effect of currency translation. The Australia gross profit decrease of $.3 million was the result of $2.1 million from higher material costs partially offset by higher net sales of $.8 million coupled with an improvement in manufacturing efficiencies. BlueSky material margins are significantly lower compared to the rest of the Australia business due to competitive pricing pressure in the Australian solar market. Brazil's gross profit increase of $1.3 million was the result of $.7 million increase in higher sales volume. Contributing to Brazil's overall increase in gross profit of $1.3 million was the $.7 million sales tax related settlement in December 2009 as noted in the Net Sales discussion. The South Africa gross profit decrease of $.4 million was a result of $.5 million from higher material costs coupled with lower production margins partially offset by an increase in net sales of $.3 million. Canada's gross profit increase of $1.1 million was a result of $1.3 million from higher net sales and a $.3 million improvement in manufacturing efficiencies partially offset by an increase in material costs of $.5 million. Poland gross profit decrease of $1.1 million was a result of $1.4 million from lower sales volume coupled with a decrease in production margins of $1 million partially offset by lower material costs. The increase in All Other gross profit of $2.8 million was primarily due to a $1.8 million increase from higher net sales coupled with improved production margins.

Cost and expenses. Cost and expenses for the year ended December 31, 2009 increased $2 million, or 3%, compared to 2008. Excluding the effect of currency translation, cost and expenses increased 7% as summarized in the following table:

thousands of dollars	Year ended December 31					
	2009	2008	Change	Change due to currency translation	Change excluding currency translation	% change
Costs and expenses						
PLP-USA	$ 33,872	$ 33,633	$ 239	$ -	$ 239	1 %
Australia	8,196	6,591	1,605	(224)	1,829	28
Brazil	5,485	5,789	(304)	(548)	244	4
South Africa	1,588	1,235	353	(18)	371	30
Canada	1,630	1,659	(29)	(120)	91	5
Poland	2,309	2,775	(466)	(740)	274	10
All Other	12,228	11,597	631	(932)	1,563	13
Consolidated	$ 65,308	$ 63,279	$ 2,029	$ (2,582)	$ 4,611	7 %

PLP-USA costs and expenses increased $.2 million primarily due to an increase in employee related costs of $1.6 million, acquisition related costs of $1.2 million, consulting expenses of $.6 million, and repairs and maintenance of $.3 million, partially offset by a decrease in professional fees of $.9 million, travel expenses of $.3 million, and depreciation of $.1 million. This increase was also offset by a reduction in other operating income (expenses) – net due to a gain on foreign currency translations, gains on sale of capital assets, and an increase in the cash surrender values of life insurance policies. International cost and expenses for the year ended December 31, 2009 were favorably impacted by $2.6 million when international costs in local currency were translated to U.S. dollars compared to 2008. The following discussions of international costs and expenses exclude the effect of currency translation. Australia costs and expenses increased $1.8 million primarily due to $.5 million related to having a full year of BlueSky's costs and expenses in 2009, $.4 million related to Dulmison acquisition related costs, an increase in personnel related costs and the addition of new employees related to the Dulmison acquisition. Australia also accrued $1.6 million in December 2009 for employee termination benefits for certain Dulmison employees related to the Dulmison Australia asset acquisition. Brazil costs and expenses increased $.2 million primarily due to higher personnel related costs, consulting expenses, sales commissions, and research and engineering related costs. South Africa costs and expenses increased $.4 million due to higher personnel related costs, an increase in advertising, and administrative expenses. Canada costs and expenses increased $.1 million due to personnel related costs. Poland costs and expenses increased $.3 million due to personnel related costs and travel expenses. All Other costs and expenses increased $1.6 million primarily due to personnel related costs, commissions, consulting, and research and engineering costs.

Other income (expense). Other income (expense) for the year ended December 31, 2009 of $10.1 million increased $9.4 million compared to 2008. In 2009, we recorded a $9.1 million gain related to the acquisition of Dulmison from Tyco Electronics. The acquisition has been accounted for as a gain on acquisition of business under FASB ASC 805. The purchase price of the acquisition has been allocated to the net tangible and intangible assets acquired, with the excess of the fair value of assets acquired over the purchase price recorded as a gain.

Income taxes. Income taxes from continuing operations for the year ended December 31, 2009 of $6.8 million were $1 million lower than 2008. The effective tax rate on income taxes from continuing operations was 22.8% and 31.2% in 2009 and 2008, respectively. The 2009 effective tax rate is lower than the 34% statutory rate primarily due to the gain on acquisition of business not recognized for tax purposes, increased earnings in jurisdictions with lower tax rates, and a decrease in unrecognized tax benefits for uncertain tax positions. The 2008 effective tax rate is lower than the 34% statutory rate primarily due to increased earnings in jurisdictions with lower tax rates and a decrease in unrecognized tax benefits for uncertain tax positions.

Income from continuing operations, net of tax. As a result of the preceding items, income from continuing operations, net of tax, for the year ended December 31, 2009, was $22.8 million, compared to income from continuing operations, net of tax, of $17 million for 2008. Excluding the effect of currency translation, income from continuing operations, net of tax, increased 40% as summarized in the following table:

thousands of dollars	Year ended December 31					
	2009	2008	Change	Change due to currency translation	Change excluding currency translation	% change
Income from continuing operations, net of tax						
PLP-USA	4,352	$ 4,877	$ (525)	$ -	$ (525)	(11) %
Australia	6,212	426	5,786	(508)	6,294	NM
Brazil	2,209	1,336	873	131	742	56
South Africa	1,296	1,980	(684)	(3)	(681)	(34)
Canada	2,038	1,537	501	(132)	633	41
Poland	772	2,089	(1,317)	(299)	(1,018)	(49)
All Other	5,954	4,797	1,157	(277)	1,434	30
Consolidated	$ 22,833	$ 17,042	$ 5,791	$ (1,088)	$ 6,879	40 %

NM - not meaningful

PLP-USA income from continuing operations, net of tax, decreased $.5 million as a result of a $2.4 million decrease in operating income partially offset by the increase in other income of $1.2 million and a decrease in income taxes of $.7 million. The following discussions of international income from continuing operations, net of tax, exclude the effect of currency translation. Australia income from continuing operations, net of tax, increased $6.3 million due primarily to the increase in other income (expense) related to the gain on acquisition of business coupled with a decrease in income taxes partially offset by a decrease in operating income of $2.1 million. Brazil income from continuing operations, net of tax, increased $.7 million primarily as a result of the increase in operating income of $1.1 million partially offset by higher interest expense and income taxes. South Africa income from continuing operations, net of tax, decreased $.7 million as a result of the decrease in operating income of $.8 million partially offset by a decrease in income taxes. Canada income from continuing operations, net of tax, increased $.6 million as a result of the increase in operating income of $.9 million partially offset by an increase in income taxes of $.2 million and a decrease in interest income. Poland income from continuing operations, net of tax, decreased $1 million as a result of a $1.3 million decrease in operating income partially offset by a decrease in income taxes and interest expense. All Other income from continuing operations, net of tax, increased $1.4 million primarily as a result of the $1.2 million increase in operating income coupled with lower income taxes.

2008 Results of Operations compared to 2007

Net Sales. In 2008, net sales were a record $269.7 million, an increase of $36.5 million, or 16%, from 2007 as summarized in the following table:

thousands of dollars	Year ended December 31					
	2008	2007	Change	Change due to currency conversion rate changes	Net change	% Net change
Net sales						
PLP-USA	$ 111,721	$ 103,173	$ 8,548	$ -	$ 8,548	8 %
Australia	27,244	29,855	(2,611)	878	(3,489)	(12)
Brazil	30,279	26,236	4,043	2,684	1,359	5
South Africa	9,535	8,049	1,486	(1,676)	3,162	39
Canada	9,952	10,620	(668)	153	(821)	(8)
Poland	20,602	5,202	15,400	-	15,400	NM
All Other	60,409	50,154	10,255	1,420	8,835	18
Consolidated	$ 269,742	$ 233,289	$ 36,453	$ 3,459	$ 32,994	14 %

NM - not meaningful

The increase in PLP-USA net sales of $8.5 million, or 8%, was due primarily to sales volume increases of $2.2 million and price/mix increases of $5.9 million primarily related to our energy sales. We anticipate a flat to slight increase in sales in 2009, although we believe PLP-USA sales for the year may be negatively impacted by a continued declining economy and depressed housing market. International net sales in 2008 were favorably impacted by $3.5 million when converted to U.S. dollars, as a result of a weaker U.S. dollar to certain foreign currencies. The following discussions of international net sales exclude the effect of currency translation. Australia net sales decreased $3.5 million, or 12%, primarily as a result of lower energy volume sales compared to 2007. Brazil net sales increased $1.4 million, or 5%, primarily as a result of increased volume in energy and telecommunication sales. South Africa net sales increased $3.2 million, or 39%, due to increased sales volume in the energy market. Canada net sales decreased $.8 million, or 8%, due to lower sales volume. Poland net sales of $20.6 million increased $15.4 million due to the inclusion of their results for the entire year ended December 31, 2008, as compared to the inclusion of only four months in 2007. All Other net sales increased $8.8 million, or 18%, compared to 2007, primarily due to an increase in energy volume and the inclusion of DPW's net sales for the entire year ended December 31, 2008 compared to only nine months in 2007. We continue to see competitive pricing pressures globally as well as a decline in the global economic markets which will continue to negatively affect sales and profitability in 2009.

Gross Profit. Gross profit of $87.3 million for 2008 increased $9.4 million, or 12%, compared to 2007 as summarized in the following table:

thousands of dollars	Year ended December 31					
	2008	2007	Change	Change due to currency conversion rate changes	Net change	% Net change
Gross profit						
PLP-USA	$ 35,973	$ 33,680	$ 2,293	$ -	$ 2,293	7 %
Australia	8,534	9,911	(1,377)	207	(1,584)	(16)
Brazil	8,193	8,048	145	473	(328)	(4)
South Africa	4,271	3,258	1,013	(668)	1,681	52
Canada	4,331	4,812	(481)	64	(545)	(11)
Poland	5,471	828	4,643	-	4,643	NM
All Other	20,494	17,364	3,130	327	2,803	16
Consolidated	$ 87,267	$ 77,901	$ 9,366	$ 403	$ 8,963	12 %

NM - not meaningful

PLP-USA gross profit of $36 million for the year ended December 31, 2008 increased $2.3 million, or 7%, compared to 2007. PLP-USA gross profit increased $2.8 million due to higher net sales, and $2.7 million due to improved manufacturing efficiencies partially offset by higher material costs of $3.2 million. Excluding the effect of currency conversion, the Australia gross profit decrease of $1.6 million was a result of $1.2 million lower net sales and $.7 million higher per unit manufacturing costs. Excluding the effect of currency conversion, the Brazil gross profit decrease of $.3 million is primarily due to a favorable excess and obsolescence reserve adjustment of $.6 million included in the year ended December 31, 2007 offset by higher net sales. Excluding the effect of currency conversion, South Africa gross profit of $4.3 million increased $1.7 million due primarily to a $1.1 million increase in net sales. Excluding the effect of currency conversion, Canada gross profit decreased $.5 million, of which $.2 million was related to a decrease in net sales and $.4 million was related to an increase in material costs offset by improved manufacturing efficiencies. Our consolidated gross profit increased $4.6 million as a result of the Poland acquisition in September of 2007. Poland is included for the entire year of 2008 but only for four months in 2007. Excluding the effect of currency conversion, All Other gross profit increased $2.8 million primarily as a result of increased sales of $8.8 million.

Cost and expenses. Costs and expenses increased $6.5 million, or 12%, compared to 2007 as summarized in the following table:

thousands of dollars	Year ended December 31					
	2008	2007	Change	Change due to currency conversion rate changes	Net change	% Net change
Costs and expenses						
PLP-USA	$ 33,633	$ 31,787	$ 1,846	$ -	$ 1,846	6 %
Australia	6,591	5,819	772	125	647	11
Brazil	5,789	4,735	1,054	339	715	15
South Africa	1,235	1,270	(35)	(210)	175	14
Canada	1,659	1,586	73	(12)	85	5
Poland	2,775	854	1,921	-	1,921	NM
All Other	11,597	10,717	880	296	584	5
Consolidated	$ 63,279	$ 56,768	$ 6,511	$ 538	$ 5,973	11 %

NM - not meaningful

PLP-USA costs and expenses increased $1.8 million primarily due to increases in personnel related expenses of $1 million, commissions of $.5 million, product testing expenses of $.3 million, tax compliance expense of $.2 million and an increase in the loss on foreign currency of $.7 million, partially offset by a $.9 million decrease in sales promotional expense. The following discussions of international costs and expenses exclude the effect of currency translation. Australia costs and expenses increased $.6 million due to increased personnel related costs and consulting fees. Brazil costs and expenses increased $.7 million primarily due to personnel related expenses. South Africa costs and expenses increased $.2 million primarily due to increased personnel related expenses and travel costs. Poland costs and expenses increased $1.9 million due to the inclusion of their costs for the entire year ended December 31, 2008 compared to only four months in 2007. Excluding All Other costs and expenses increased $.6 million primarily due to a $.2 million increase in personnel related expenses and a $.4 million increase related to the inclusion of DPW's costs and expenses for the entire year ended December 31, 2008 compared to only nine months in 2007.

Other income. Other income for the year ended December 31, 2008 of $.8 million increased $.6 million compared to 2007. The primary reason for the increase in other income related to the discovery of natural gas at PLP-USA located on our corporate headquarters property in Mayfield Village, Ohio. Production of the natural gas well commenced in May 2008. The increase related to the natural gas well was offset against a decrease in interest income compared to 2007.

Income taxes. Income taxes from continuing operations for the year ended December 31, 2008 of $7.7 million were $.2 million higher than 2007. The effective tax rate in 2008 on income taxes from continuing operations was 31.2% compared to 35.2% in 2007. The 2008 effective tax rate is lower than the 34% statutory rate primarily due to increased earnings in jurisdictions with lower tax rates and a decrease in unrecognized tax benefits for uncertain tax positions. The 2007 effective tax rate is higher than the 34% statutory rate primarily due to the increase in the valuation allowance for foreign net operating losses that may not be utilized.

Income from continuing operations, net of tax. As a result of the preceding items, income from continuing operations, net of tax, was $17.0 million, or $3.17 per diluted share, compared to income from continuing operations of $13.8 million, or $2.57 per diluted share for 2007 as summarized in the following table:

thousands of dollars	Year ended December 31					
	2008	2007	Change	Change due to currency conversion rate changes	Net change	% Net change
Income from continuing operations, net of tax						
PLP-USA	4,877	$ 4,018	$ 859	$ -	$ 859	21 %
Australia	426	1,736	(1,310)	(27)	(1,283)	(74)
Brazil	1,336	2,286	(950)	63	(1,013)	(44)
South Africa	1,980	1,185	795	(306)	1,101	93
Canada	1,537	1,811	(274)	61	(335)	(18)
Poland	2,089	(7)	2,096	-	2,096	NM
All Other	4,797	2,791	2,006	(20)	2,026	73
Consolidated	$ 17,042	$ 13,820	$ 3,222	$ (229)	$ 3,451	25 %

NM - not meaningful

PLP-USA income from continuing operations, net of tax, of $4.9 million increased $.9 million compared to 2007 primarily as a result of the $.8 million increase in operating income, an increase in other income of $.3 million, offset by an increase in income tax expense. Australia income from continuing operations, net of tax, of $.4 million decreased $1.3 million primarily due to the $2 million decrease in operating income being partially offset by lower other expenses and a reduction in income taxes of $.6 million. Brazil income from continuing operations, net of tax, of $1.3 million decreased $1 million as a result of the $1.2 million decrease in operating income being partially offset by lower income taxes. South Africa income from continuing operations, net of tax, of $2 million increased $.8 million as a result of the $1 million increase in operating profit being partially offset by a $.2 million increase in income tax expense. Canada income from continuing operations, net of tax, of $1.5 million decreased $.3 million as a result of the $.5 million decrease in operating income partially offset by a reduction in income tax expense. Poland income from continuing operations, net of tax, of $2.1 million is a result of $2.7 million in operating income being partially offset by other expense, income taxes, and minority interest. All Other income from continuing operations, net of tax, of $4.8 million increased $2 million primarily as a result of the $2 million increase in operating income and a $.1 million increase in other income partially offset by a $.1 million increase in income taxes compared to 2007.

Working Capital, Liquidity and Capital Resources

Cash increased $4.2 million for the year ended December 31, 2009. Net cash provided by operating activities was $29 million. The major investing and financing uses of cash were capital expenditures of $10.7 million, business acquisitions of $13.2 million, net of cash acquired, dividends of $4.3 million, offset by net debt borrowings of $.8 million and $.8 million received from escrow from the sale of SMP.

Net cash provided by operating activities increased $11.7 million compared to 2008 primarily as a result of an increase in net income of $5.8 million (which includes a non-cash gain on acquisition of business of $9.1 million), an increase in operating assets (net of operating liabilities) of $12.9 million partially offset by a decrease in non-cash items of $7 million.

Net cash used in investing activities of $22.7 million represents an increase of $20.3 million when compared to cash used in investing activities in 2008. In December 2009, we purchased the Dulmison business from Tyco Electronics for $16 million, including cash acquired from the acquisition of $4.1 million. We realized a gain of $9.1 million on our purchase of the Dulmison business. In October 2009, we acquired a 33.1% interest in Proxisafe Ltd. for an initial cash payment of $.5 million, an entity formed to design and commercialize new industrial safety equipment. Additional payouts for acquisitions during 2009 consisted of $.8 million related to DPW. In May 2008, we sold SMP for $11.7 million, net of transaction expenses, with an after-tax gain of $.8 million and a holdback of $1.5 million held in escrow for a period of one year. Also in May 2008, we formed a joint venture with BlueSky Energy Pty. Ltd. for an initial cash payment of $.3 million. Additional payouts for acquisitions during 2008 consisted of $.4 million related to DPW and $2.8 million for Belos mostly due to earn out payments. Capital expenditures increased $.6 million in the year ended December 31, 2009 when compared to the same period in 2008 due mostly to a building expansion at our Mexican subsidiary.

Cash used in financing activities was $3.2 million compared to $13.1 million in 2008. This decrease was primarily a result of common shares repurchased of $7.5 million during 2008 and $2.7 million higher debt repayments in 2008 compared to 2009.

We have commitments under operating leases primarily for office and manufacturing space, transportation equipment, office and computer equipment and capital leases primarily for equipment. One such lease is for our aircraft with a lease commitment through April 2012. Under the terms of the lease, we maintain the risk to make up a deficiency from market value attributable to damage, extraordinary wear and tear, excess air hours or exceeding maintenance overhaul schedules required by the Federal Aviation Administration. At the present time, we believe our risks, if any, to be immaterial because the estimated market value of the aircraft approximates its residual value.

Our financial position remains strong and our current ratio at December 31, 2009 was 3.0 to 1 compared to 3.2 to 1 at December 31, 2008. Our current ratio decreased primarily due to increases in debt, trade payables and accrued expenses related to business acquisitions. At December 31, 2009, our unused balance under our main credit facility was $20 million and our bank debt to equity percentage was 4%. The revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth and profitability. At December 31, 2009, we were in compliance with these covenants. On February 5, 2010, we entered into a new revolving credit agreement of $30 million, carrying interest at LIBOR plus 1.25% with a term expiring January 2013. We believe our future operating cash flows will be more than sufficient to cover debt repayments, other contractual obligations, capital expenditures and dividends. In addition, we believe our untapped borrowing capacity, provides substantial financial resources. If we were to incur significant additional indebtedness, we expect to be able to meet liquidity needs under the credit facilities. We do not believe we would increase our debt to a level that would have a material adverse impact upon results of operations or financial condition.

Contractual obligations and other commercial commitments are summarized in the following tables:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Thousands of dollars					
Notes payable to bank (A)	$ 3,303	$ 3,303	$ -	$ -	$ -
Long-term debt (B)	4,910	1,559	2,943	408	-
Capital leases	239	105	117	17	-
Operating leases	14,776	2,264	2,379	1,133	9,000
Purchase commitments	3,065	3,065	-	-	-
Pension contribution and other retirement plans (C)	-	-	-	-	-
Income taxes payable, non-current (D)	-	-	-	-	-

	Amount of Commitment Expiration by Period				
Other Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Thousands of dollars					
Letters of credit	$ 9,750	$ 8,767	$ 911	$ 72	$ -
Guarantees	2,566	2,496	70	-	-

(A) Interest on short-term debt is included in the table at an interest rate of 4.2% in effect at December 31, 2009.
(B) Interest on long-term debt is included in the table at interest rates from .7% to 6.8% based on the variable interest rates in effect at December 31, 2009.

(C) Amount represents the expected contribution to the Company's defined benefit pension plan in 2009. Future expected amounts have not been disclosed as such amounts are subject to change based on performance of the assets in the plan as well as the discount rate used to determine the obligation. At December 31, 2009, the Company's unfunded contractual obligation was $8.7 million. The Company's Supplemental Profit Sharing Plan accrued liability at December 31, 2009 was $1.7 million. Future expected amounts have not been disclosed as the Company is unable to estimate the years in which benefit payments may occur.
(D) As of December 31, 2009, there were $.8 million of tax liabilities, including interest, related to unrecognized tax benefits. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, if any, the Company is unable to estimate the years in which cash settlement may occur with the respective tax authorities.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgment and uncertainties, and potentially may result in materially different outcomes under different assumptions and conditions.

Sales Recognition

We record sales when products are shipped and the title and risk of loss has passed to unaffiliated customers. Revenue related to shipping and handling costs billed-to customers are included in net sales and the related shipping and handling costs are included in cost of products sold.

Receivable Allowances

Allowance for Doubtful Accounts
We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We record estimated allowances for uncollectible accounts receivable based upon the number of days the accounts are past due, the current business environment, and specific information such as bankruptcy or liquidity issues of customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. During 2009, we recorded a provision for doubtful accounts of $.3 million. The allowance for doubtful accounts represents approximately 2% of our trade receivable at December 31, 2009 and 1% of our trade receivable at December 31, 2008.

Reserve for credit memos
We maintain an allowance for future sales credits related to sales recorded during the year. Our estimated allowance is based on historical sales credits issued in the subsequent year related to the prior year and any significant open return good authorizations as of the balance sheet date. Our allowance is updated on a quarterly basis. The reserve for out of period credits represents less than 1% of our trade receivables at December 31, 2009 and approximately 1% of our trade receivables at December 31, 2008.

Excess and Obsolescence Reserves

We provide excess and obsolescence reserves to state inventories at the lower of cost or estimated market value. We identify inventory items which have had no usage or are in excess of the usages over the historical 12 to 36 months. A management team with representatives from marketing, manufacturing, engineering and finance reviews these inventory items, determines the disposition of the inventory and assesses the estimated market value based on their knowledge of the product and market conditions. These conditions include, among other things, future demand for product, product utility, unique customer order patterns or unique raw material purchase patterns, changes in customer and quality issues. At December 31, 2009 and 2008, the allowance for excess and obsolete inventory was 8% and 6% of gross inventory. If the impact of market conditions worsens from those projected by management, additional inventory write-downs may be necessary.

Impairment of Long-Lived Assets

We record impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the discounted cash flows estimated to be generated by those assets are less than the carrying value of those items. Our cash flows are based on historical results adjusted to reflect the best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the best estimate based on industry trends and reference to market rates and transactions.

Goodwill

We perform our annual impairment test for goodwill and intangibles with indefinite lives utilizing a discounted cash flow methodology, market comparables, and an overall market capitalization reasonableness test in computing fair value by reporting unit. We then compare the fair value of the reporting unit with its carrying value to assess if goodwill and other indefinite life intangibles have been impaired. Based on the assumptions as to growth, discount rates and the weighting used for each respective valuation methodology, results of the valuations could be significantly changed. However, we believe that the methodologies and weightings used are reasonable and result in appropriate fair values of the reporting units.

Our measurement date for our annual impairment test is January 1 of each year. We perform interim impairment tests if trigger events or changes in circumstances indicate the carrying amount may be impaired. There were no trigger events during 2009 and as such, only an annual impairment test was performed.

Deferred Tax Assets

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards. We established a valuation allowance to record our deferred tax assets at an amount that is more likely than not to be realized. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to expense in the period such determination was made.

Uncertain Tax Positions

We identify tax positions taken on the federal, state, local and foreign income tax returns filed or to be filed. A tax position can include: a reduction in taxable income reported in a previously filed tax return or expected to be reported on a future tax return that impacts the measurement of current or deferred income tax assets or liabilities in the period being reported; a decision not to file a tax return; an allocation or a shift of income between jurisdictions; the characterization of income or a decision to exclude reporting taxable income in a tax return; or a decision to classify a transaction, entity or other position in a tax return as tax exempt. We determine whether a tax position is an uncertain or a routine business transaction tax position that is more-likely-than-not to be sustained at the full amount upon examination.

Under ASC 740 (formerly FIN 48), tax benefits from uncertain tax positions that reduce our current or future income tax liability, are reported in our financial statements only to the extent that each benefit was recognized and measured under a two step approach. The first step requires us to assess whether each tax position based on its technical merits and facts and circumstances as of the reporting date, is more-likely-than-not to be sustained upon examination. The second step measures the amount of tax benefit that we recognize in the financial statements, based on a cumulative probability approach. A tax position that meets the more-likely-than-not threshold that is not highly certain is measured based on the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming that the tax authority has examined the position and has full knowledge of all relevant information.

ASC 740 requires subjectivity of judgments to identify outcomes and to assign probability in order to estimate the settlement amount. We provide estimates in order to determine settlement amounts. During the year ended December 31, 2009, we recognized a benefit of $.6 million of uncertain tax positions. At December 31, 2009, the total reserve for uncertain tax positions and related interest is $1.3 million.

Pensions

We record obligations and expenses related to pension benefit plans based on actuarial valuations, which include key assumptions on discount rates, expected returns on plan assets and compensation increases. These actuarial assumptions are reviewed annually and modified as appropriate. The effect of modifications is generally recorded or amortized over future periods. The discount rate of 6.0 % at December 31, 2009 reflects an analysis of yield curves as of the end of the year and the schedule of expected cash needs of the plan. The expected long-term return on plan assets of 8.0% reflects the plan's historical returns and represents our best estimate of the likely future returns on the plan's asset mix. We believe the assumptions used in recording obligations under the plans are reasonable based on prior experience, market conditions and the advice of plan actuaries. However, an increase in the discount rate would decrease the plan obligations and the net periodic benefit cost, while a decrease in the discount rate would increase the plan obligations and the net periodic benefit cost. In addition, an increase in the expected long-term return on plan assets would decrease the net periodic pension cost, while a decrease in expected long-term return on plan assets would increase the net periodic pension cost.

Recently Adopted Accounting Pronouncements

In December 2008, the FASB issued an accounting standard regarding a company's disclosures about postretirement benefit plan assets. This standard requires additional disclosures about plan assets for sponsors of defined benefit pension and postretirement plans including expanded information regarding investment strategies, major categories of plan assets, and concentrations of risk within plan assets. Additionally, this standard requires disclosures similar to those required for fair value measurements and disclosures under ASC 820 with respect to the fair value of plan assets such as the inputs and valuation techniques used to measure fair value and information with respect to classification of plan assets in terms of the hierarchy of the source of information used to determine their value. The disclosures under this standard are required beginning with the annual period ended December 31, 2009. The additional disclosures are included in Note C in the Notes To Consolidated Financial Statements.

The FASB issued a standard in June 2009 that established the FASB ASC that amended the hierarchy of U.S. generally accepted accounting principles (GAAP). The ASC became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification does not change US GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. Following this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates (ASU). All other non-grandfathered non-SEC accounting literature not included in the Codification will become non authoritative. We adopted this standard effective as of September 30, 2009. The adoption did not impact our financial condition, results of operations, or cash flow, however, throughout the notes to the consolidated financial statements references that were previously made to various former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In December 2007, the FASB issued a new business combinations standard codified within ASC 805, "Business Combinations" (ASC 805). ASC 805 revises the principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination or gain from a bargain purchase. ASC 805 also revises the principles and requirements for how the acquirer determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This topic became effective for us as of January 1, 2009. The adoption of ASC 805 had a significant impact due to the recent acquisition of Dulmison (see Note M) and will impact our consolidated financial statements to the extent we enter into future business acquisitions.

In December 2007, the FASB adopted ASC 810, consolidation requirements for reporting noncontrolling interests in financial statements. This standard establishes accounting and reporting for the noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary. It also amends certain consolidation procedures for consistency with the requirements of ASC 805. This topic became effective on January 1, 2009 and is applied prospectively to future business combinations. The impact to the Company is the retroactive presentation and disclosure requirements for all periods presented on the Company's consolidated financial statements of noncontrolling interests.

On January 1, 2009, we adopted updated guidance included in ASC 805. This guidance amends and clarifies the initial recognition and measurement, subsequent measurement and accounting and related disclosures of assets and liabilities arising from contingencies in a business combination. The adoption of this guidance did not impact our consolidated financial statements.

In May 2009, the FASB amended ASC Topic 855, "Subsequent Events" (ASC 855), which amended principles and requirements for subsequent events. ASC 855 details the period after the balance sheet date during which the Company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which the Company should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. ASC 855 is effective for interim or annual reporting periods ending after June 15, 2009. These amendments did not have an impact on our financial condition, results of operations, or cash flows.

In August 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-05, "Measuring Liabilities at Fair Value" (ASU 2009-05). This update provides amendments to ASC Topic 820-10 for the fair value measurement of liabilities when a quoted price in an active market is not available. The adoption of ASU 2009-05 did not have a material effect on our financial condition, results of operations, or cash flow.

Recently Issued Accounting Pronouncements

In June 2009, the FASB updated guidance included in FASB ASC 810-10, related to the consolidation of variable interest entities. This guidance will require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. In addition, this updated guidance amends the quantitative approach for determing the primary beneficiary of a variable interest entity. ASC 810-10 amends certain guidance for determining whether an entity is a variable interest entity and adds additional reconsideration events for determining whether an entity is a variable interest entity. Further, this guidance requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. This updated guidance is effective as of the beginning of the first annual reporting period and interim reporting periods that begin after November 15, 2009. This adoption of this guidance is not expected to have an impact on the consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force (ASU 2009-13). ASU 2009-13 addresses the accounting for sales arrangements that include multiple products or services by revising the criteria for when deliverables may be accounted for separately rather than as a combined unit. Specifically, this guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is necessary to separately account for each product or service. This hierarchy provides more options for establishing selling price than existing guidance. ASU 2009-13 is required to be applied prospectively to new or materially modified revenue arrangements in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We are currently evaluating the effect the adoption of ASU 2009-13 will have on our financial position, results of operations, cash flows, and related disclosures; however no significant effect is expected.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company operates manufacturing facilities and offices around the world and uses fixed and floating rate debt to finance the Company's global operations. As a result, the Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations and market risk related to changes in interest rates and foreign currency exchange rates. The Company believes the political and economic risks related to the Company's international operations are mitigated due to the stability of the countries in which the Company's largest international operations are located.

The Company had no derivative instruments outstanding at December 31, 2009. The Company does not hold derivatives for trading purposes.

The Company is exposed to market risk, including changes in interest rates. The Company is subject to interest rate risk on its variable rate revolving credit facilities and term notes, which consisted of borrowings of $7.6 million at December 31, 2009. A 100 basis point increase in the interest rate would have resulted in an increase in interest expense of approximately $.1 million for the year ended December 31, 2009.

The Company's primary currency rate exposures are related to foreign denominated debt, intercompany debt, forward exchange contracts, foreign denominated receivables and cash and short-term investments. A hypothetical 10% change in currency rates would have a favorable/unfavorable impact on fair values of $3.4 million and on income before tax of less than $.1 million.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Preformed Line Products Company

We have audited the accompanying consolidated balance sheets of Preformed Line Products Company as of December 31, 2009 and 2008, and the related statements of consolidated income, cash flows, and shareholders' equity for the years then ended. Our audits also included the financial statement schedule for the years ended December 31, 2009 and 2008 listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Preformed Line Products Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the years ended December 31, 2009 and 2008, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note B to the financial statements, in 2009 the Company changed its method of computing depreciation from an accelerated method to a straight-line method for the Company's assets in the United States. Also, as discussed in Note A to the financial statements, in 2009 the Company changed its method of accounting for business combinations and noncontrolling interests.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Preformed Line Products Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
March 15, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Preformed Line Products Company

We have audited the accompanying consolidated statements of income, shareholders' equity and cash flows of Preformed Line Products Company and subsidiaries (the "Company") for the year ended December 31, 2007. Our audit also included the consolidated financial statement schedule for the year ended December 31, 2007 listed in the Index at Item 15(a). The financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2007 consolidated financial statements of Preformed Line Products Company and subsidiaries present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such 2007 consolidated financial statement schedule, when considered in relation to the basic 2007 consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note N to the consolidated financial statements, the accompanying 2007 financial statements and related disclosures have been retrospectively adjusted for discontinued operations and a change in the composition of reportable segments.

As discussed in Note A to the consolidated financial statements, on January 1, 2009, the Company changed its method of accounting for noncontrolling interests and retrospectively adjusted all periods presented in the consolidated financial statements.

Deloitte & Touche LLP

Cleveland, Ohio
April 4, 2008
(March 13, 2009 as to Notes N and K)
(March 15, 2010 as to Note A)

PREFORMED LINE PRODUCTS COMPANY
CONSOLIDATED BALANCE SHEETS

	December 31	
	2009	2008
	(Thousands of dollars, except share and per share data)	
ASSETS		
Cash and cash equivalents	$ 24,097	$ 19,869
Accounts receivable, less allowances of $995 ($972 in 2008)	49,245	36,899
Inventories - net	56,036	48,412
Deferred income taxes	3,256	2,786
Prepaids	4,263	1,313
Other current assets	2,062	3,391
TOTAL CURRENT ASSETS	138,959	112,670
Property and equipment - net	67,766	55,940
Patents and other intangibles - net	8,087	3,858
Goodwill	6,925	5,520
Deferred income taxes	4,358	6,943
Other assets	9,277	5,944
TOTAL ASSETS	$ 235,372	$ 190,875
LIABILITIES AND SHAREHOLDERS' EQUITY		
Notes payable to banks	$ 3,181	$ 3,101
Current portion of long-term debt	1,330	494
Trade accounts payable	18,764	14,632
Accrued compensation and amounts withheld from employees	8,345	6,606
Accrued expenses and other liabilities	8,375	4,574
Accrued profit-sharing and other benefits	3,890	3,687
Dividends payable	1,076	1,054
Income taxes payable and deferred income taxes	1,379	1,100
TOTAL CURRENT LIABILITIES	46,340	35,248
Long-term debt, less current portion	3,099	2,653
Unfunded pension obligation	8,678	11,303
Income taxes payable, noncurrent	1,898	1,405
Deferred income taxes	1,515	725
Other noncurrent liabilities	3,021	2,540
SHAREHOLDERS' EQUITY		
PLPC Shareholders' equity:		
Common stock - $2 par value per share, 15,000,000 shares authorized, 5,248,298 and 5,223,830 issued and outstanding, net of 554,059 and 551,059 treasury shares at par, respectively	10,497	10,448
Paid in capital	5,885	3,704
Retained earnings	165,953	146,624
Accumulated other comprehensive loss	(11,369)	(24,511)
TOTAL PLPC SHAREHOLDERS' EQUITY	170,966	136,265
Noncontrolling interest	(145)	736
TOTAL SHAREHOLDERS' EQUITY	170,821	137,001
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 235,372	$ 190,875

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED INCOME

	Year ended December 31		
	2009	2008	2007
	(Thousands of dollars, except share and per share data)		
Net sales	$ 257,206	$ 269,742	$ 233,289
Cost of products sold	172,438	182,475	155,388
GROSS PROFIT	84,768	87,267	77,901
Costs and expenses			
Selling	22,702	23,555	22,623
General and administrative	33,993	30,014	26,416
Research and engineering	9,216	8,870	7,192
Other operating (income) expenses - net	(603)	840	338
Goodwill impairment	-	-	199
	65,308	63,279	56,768
OPERATING INCOME	19,460	23,988	21,133
Other income (expense)			
Gain on acquisition of business	9,087	-	-
Interest income	380	846	1,088
Interest expense	(523)	(544)	(595)
Other income (expense)	1,189	470	(305)
	10,133	772	188
INCOME BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	29,593	24,760	21,321
Income taxes	6,760	7,718	7,501
INCOME FROM CONTINUING OPERATIONS, NET OF TAX	22,833	17,042	13,820
Income from discontinued operations, net of tax	-	869	393
NET INCOME	22,833	17,911	14,213
Net income (loss) attributable to noncontrolling interest, net of tax	(524)	288	54
NET INCOME ATTRIBUTABLE TO PLPC	$ 23,357	$ 17,623	$ 14,159
BASIC EARNINGS PER SHARE			
Income per share from continuing operations attributable to PLPC common shareholders	$ 4.46	$ 3.17	$ 2.57
Discontinued operations attributable to PLPC common shareholders	$ -	$ 0.17	$ 0.07
Net incme attributable to PLPC common shareholders	$ 4.46	$ 3.34	$ 2.64
DILUTED EARNINGS PER SHARE			
Income per share from continuing operations attributable to PLPC shareholders	$ 4.35	$ 3.14	$ 2.54
Discontinued operations attributable to PLPC common shareholders	$ -	$ 0.16	$ 0.07
Net incme attributable to PLPC common shareholders	$ 4.35	$ 3.30	$ 2.61
Cash dividends declared per share	$ 0.80	$ 0.80	$ 0.80
Weighted-average number of shares outstanding - basic	5,232	5,279	5,372
Weighted-average number of shares outstanding - diluted	5,366	5,339	5,416
Amount attributable to PLPC common shareholders			
Income from continuing operations, net of tax	$ 23,357	$ 16,754	$ 13,766
Discontinued operations, net of tax	-	869	393
Net Income	$ 23,357	$ 17,623	$ 14,159

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year ended December 31		
	2009	2008	2007
	(Thousands of dollars)		
OPERATING ACTIVITIES			
Net income	$ 22,833	$ 17,911	$ 14,213
Less: income from discontinued operations	-	869	393
Income from continuing operations	22,833	17,042	13,820
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	7,249	8,549	7,414
Provision for accounts receivable allowances	546	586	938
Provision for inventory reserves	2,395	1,161	22
Deferred income taxes	682	(845)	(326)
Share-based compensation expense	1,962	507	237
Excess tax benefits from share-based awards	(122)	(56)	(253)
Goodwill impairment	-	-	199
Net investment in life insurance	(489)	50	(18)
Gain on acquisition of business	(9,087)	-	-
Other - net	(232)	(41)	69
Changes in operating assets and liabilities:			
Accounts receivable	(594)	(4,603)	(4,871)
Inventories	922	(9,499)	(4,972)
Trade accounts payables and accrued liabilities	3,750	5,663	3,100
Income taxes payable	781	(2,251)	(551)
Other - net	(1,581)	1,048	114
NET CASH PROVIDED BY OPERATING ACTIVITIES	29,015	17,311	14,922
INVESTING ACTIVITIES			
Capital expenditures	(10,667)	(10,011)	(9,231)
Business acquisitions, net of cash acquired	(13,199)	(3,839)	(8,438)
Proceeds from the sale of discontinued operations	750	11,105	-
Proceeds from the sale of property and equipment	422	333	548
Proceeds on life insurance	3,082	-	-
Payments on life insurance	(3,082)	-	(149)
NET CASH USED IN INVESTING ACTIVITIES	(22,694)	(2,412)	(17,270)
FINANCING ACTIVITIES			
Increase (decrease) in notes payable to banks	-	(486)	(528)
Proceeds from the issuance of long-term debt	1,330	6,984	1,379
Payments of long-term debt	(529)	(8,363)	(1,456)
Dividends paid	(4,271)	(4,247)	(4,295)
Excess tax benefits from share-based awards	122	56	253
Proceeds from issuance of common shares	352	452	735
Purchase of common shares for treasury	(168)	(7,457)	(651)
NET CASH USED IN FINANCING ACTIVITIES	(3,164)	(13,061)	(4,563)
Effects of exchange rate changes on cash and cash equivalents	1,071	(4,551)	1,014
Net increase (decrease) in cash and cash equivalents	4,228	(2,713)	(5,897)
NET CASH (USED IN) PROVIDED BY DISCONTINUED OPERATIONS			
Operating cash flows	-	958	(252)
Investing cash flows	-	(1,768)	(408)
NET CASH USED IN DISCONTINUED OPERATIONS	-	(810)	(660)
Cash and cash equivalents at beginning of year	19,869	23,392	29,949
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 24,097	$ 19,869	$ 23,392

See notes to consolidated financial statements.

PREFORMED LINE PRODUCTS COMPANY
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

	Common Shares	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Cumulative Translation Adjustment	Accumulated Other Comprehensive Income (Loss) Unrecognized Pension Benefit Cost	Non-controlling interests	Total
			(In thousands, except share and per share data)				
Balance at January 1, 2007	$ 10,721	$ 1,562	$ 131,949	$ (10,758)	$ (2,326)	$ -	$ 131,148
Noncontrolling interest of business acquisition						850	850
Net income			14,159			54	14,213
Foreign currency translation adjustment				7,910			7,910
Recognized net acturial loss net of tax provision of $39					66		66
Gain on unfunded pension obligations net of tax provision of $597					1,008		1,008
Total comprehensive income							23,197
Cumulative effect adjustment to initially apply SFAS 158, net of tax benefit of $1,355			(845)				(845)
Share-based compensation		237					237
Excess tax benefits from share-based awards		253					253
Purchase of 13,022 common shares	(26)		(625)				(651)
Issuance of 33,719 common shares	67	668					735
Cash dividends declared - $.80 per share			(4,299)				(4,299)
Balance at December 31, 2007	10,762	2,720	140,339	(2,848)	(1,252)	904	150,625
Noncontrolling interest of business acquisition						234	234
Net income			16,984			288	17,272
Acquisition of noncontrolling interest			639			(639)	-
Foreign currency translation adjustment				(15,419)		(51)	(15,470)
Recognized net acturial loss net of tax provision of $23					39		39
Loss on unfunded pension obligations net of tax benefit of $2,942					(5,031)		(5,031)
Total comprehensive income							(3,190)
Share-based compensation		507	(18)				489
Excess tax benefits from stock based awards		56					56
Purchase of 172,726 common shares	(345)		(7,112)				(7,457)
Issuance of 15,600 common shares	31	421					452
Cash dividends declared - $.80 per share			(4,208)				(4,208)
Balance at December 31, 2008	10,448	3,704	146,624	(18,267)	(6,244)	736	137,001
Net income			23,357			(524)	22,833
Acquisition of noncontrolling interest		(200)	364			(364)	(200)
Foreign currency translation adjustment				11,679		7	11,686
Recognized net actuarial loss net of tax provision of $207					355		355
Gain on unfunded pension obligations net of tax benefit of $646					1,108		1,108
Total comprehensive income							35,782
Share-based compensation		1,962	(103)				1,859
Excess tax benefits from stock based awards		122					122
Purchase of 3,000 common shares	(6)		(99)				(105)
Issuance of 27,468 common shares	55	297					352
Cash dividends declared - $.80 per share			(4,190)				(4,190)
Balance at December 31, 2009	$ 10,497	$ 5,885	$ 165,953	$ (6,588)	$ (4,781)	$ (145)	$ 170,821

See notes to consolidated financial statements.

Note A - Significant Accounting Policies

Nature of Operations

Preformed Line Products Company and subsidiaries (the "Company") is a designer and manufacturer of products and systems employed in the construction and maintenance of overhead and underground networks for the energy, telecommunication, cable operators, data communication and other similar industries. The Company's primary products support, protect, connect, terminate and secure cables and wires. The Company also provides solar hardware systems and mounting hardware for a variety of solar power applications. The Company's customers include public and private energy utilities and communication companies, cable operators, financial institutions, governmental agencies, contractors and subcontractors, distributors and value-added resellers. The Company serves its worldwide markets through strategically located domestic and international manufacturing facilities.

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries where ownership is greater than 50%. All intercompany accounts and transactions have been eliminated upon consolidation.

Noncontrolling Interests

During 2009, the Company acquired an additional 4.09% of Belos SA (Belos), a Polish company, for a total ownership interest of 96.13% of the issue and outstanding shares of Belos. During 2008, the Company entered into a Joint Venture agreement to form a joint venture between the Company's Australian subsidiary, Preformed Line Products Australia Pty Ltd and BlueSky Energy Pty Ltd. The Company includes Belos and the BlueSky joint venture accounts in its consolidated financial statements, and the noncontrolling interests in Belos and BlueSky income and net assets are reported in the Noncontrolling Interests lines of the Statements of Consolidated Income and the Consolidated Balance Sheets, respectively.

Investments in Foreign Joint Ventures

Investments in joint ventures, where the Company owns between 20% and 50%, or where the Company does not have control but has the ability to exercise significant influence over operations or financial policies, are accounted for by the equity method. During 2009, the Company acquired a 33.3% investment in Proxisafe Ltd., located in Calgary, Alberta. The Company accounts for its joint venture interest in Proxisafe accounts using the equity method.

Cash and Cash Equivalents

Cash equivalents are stated at fair value and consist of highly liquid investments with original maturities of twelve months or less at the time of acquisition.

Receivable Allowances

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowances for uncollectible accounts receivable is based upon the number of days the accounts are past due, the current business environment, and specific information such as bankruptcy or liquidity issues of customers. The Company also maintains an allowance for sales returns related to sales recorded during the year. The estimated allowance is based on historical sales returns in the subsequent year related to the prior year and any significant open return good authorizations as of the balance sheet date.

Inventories

The Company uses the last-in, first-out (LIFO) method of determining cost for the majority of its material portion of inventories in PLP-USA. All other inventories are determined by the first-in, first-out (FIFO) or average cost methods. Inventories are carried at the lower of cost or market.

Fair Value of Financial Instruments

Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) 825, "Disclosures about Fair Value of Financial Instruments", requires disclosures of the fair value of financial instruments. The carrying value of the Company's current financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and short-term debt, approximates its fair value because of the short-term maturity of these instruments. At December 31, 2009, the fair value of the Company's long-term debt was estimated using discounted cash flows analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Based on the analysis performed, the carrying value of the Company's long-term debt approximates fair value at December 31, 2009.

Property, Plant and Equipment and Depreciation

Property, plant, and equipment is recorded at cost. Depreciation for the domestic and international operation's assets is computed using the straight line method over the estimated useful lives. The estimated useful lives used, when purchased new, are: land improvements, ten years; buildings, forty years; building improvements, five to forty years; and machinery and equipment, three to ten years. Appropriate reductions in estimated useful lives are made for property, plant and equipment purchased in connection with an acquisition of a business or in a used condition when purchased. Depreciation for the Company's PLP-USA assets prior to January 1, 2009 was computed using accelerated methods over the estimated useful lives, with the exception of personal computers, which were depreciated over three years using the straight-line method. Depreciation for the remaining domestic and international operation's assets prior to January 1, 2009 were computed using the straight line method over the estimated useful lives. Effective January 1, 2009, the Company changed its method of computing depreciation from accelerated methods to the straight-line method for its PLP-USA assets. See Note B –Other Financial Statement Information for further details.

Long-Lived Assets

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the carrying value of the assets might be impaired and the discounted future cash flows estimated to be generated by such assets are less than the carrying value. The Company's cash flows are based on historical results adjusted to reflect the Company's best estimate of future market and operating conditions. The net carrying value of assets not recoverable is then reduced to fair value. The estimates of fair value represent the Company's best estimate based on industry trends and reference to market rates and transactions. The Company did not record any impairments to long-lived assets during the year ended December 31, 2009.

Goodwill and Other Intangibles

Goodwill and intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests. Patents and other intangible assets with finite lives represent primarily the value assigned to patents and land use rights acquired with purchased businesses. Patents and land use rights are amortized using the straight-line method over their useful lives. Customer relationship and trademark intangibles are amortized using a projected cash flow basis over the period in which the economic benefits of the intangibles are consumed. Goodwill and other intangible assets are also reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may be impaired, or in the case of finite lived intangible assets, when the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operations reporting losses or a significant change in the use of an asset. Impairment charges are recognized pursuant to FASB ASC 350-20, "Goodwill". The Company did not record any impairments for goodwill or other intangibles during the years ended December 31, 2009 and 2008.

We perform our annual impairment test for goodwill with indefinite lives utilizing a discounted cash flow methodology, market comparables, and an overall market capitalization reasonableness test in computing fair value by reporting unit. We then compare the fair value of the reporting unit with its carrying value to assess if goodwill and other indefinite life intangibles have been impaired. Based on the assumptions as to growth, discount rates and the weighting used for each respective valuation methodology, results of the valuations could be significantly changed. However, we believe that the methodologies and weightings used are reasonable and result in appropriate fair values of the reporting units.

Our measurement date for our annual impairment test is January 1 of each year. We perform interim impairment tests if trigger events or changes in circumstances indicate the carrying amount may be impaired. There were no trigger events during 2009 and as such, only an annual impairment test was performed.

Sales Recognition

Sales are recognized when products are shipped and the title and risk of loss has passed to unaffiliated customers. Revenue related to shipping and handling costs billed-to customers are included in net sales and the related shipping and handling costs are included in cost of products sold.

Research and Development

Research and development costs for new products are expensed as incurred and totaled $2.3 million in 2009, $2 million in 2008 and $1.7 million in 2007.

Advertising

Advertising costs are expensed as incurred.

Foreign Currency Translation

Asset and liability accounts are translated into U.S. dollars using exchange rates in effect at the date of the consolidated balance sheet. Revenues and expenses are translated at weighted average exchange rates in effect during the period. Transaction gains and losses arising from exchange rate changes on transactions denominated in a currency other than the functional currency are included in income and expense as incurred. The translation adjustments are recorded in accumulated other comprehensive income (loss). Upon sale or substantially complete liquidation of an investment in a foreign entity, the cumulative translation adjustment for that entity is reclassified from accumulated other comprehensive income (loss) to earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Derivative Financial Instruments

The Company had no derivative instruments outstanding at December 31, 2009. The Company does not hold derivatives for trading purposes.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation.

Recently Adopted Accounting Pronouncements

In December 2008, the FASB issued an accounting standard regarding a company's disclosures about postretirement benefit plan assets. This standard requires additional disclosures about plan assets for sponsors of defined benefit pension and postretirement plans including expanded information regarding investment strategies, major categories of plan assets, and concentrations of risk within plan assets. Additionally, this standard requires disclosures similar to those required for fair value measurements and disclosures under ASC 820 with respect to the fair value of plan assets such as the inputs and valuation techniques used to measure fair value and information with respect to classification of plan assets in terms of the hierarchy of the source of information used to determine their value. The disclosures under this standard are required beginning with the annual period ended December 31, 2009. The Company's additional disclosures are included in Note C in the Notes To Consolidated Financial Statements.

The FASB issued a standard in June 2009 that established the FASB Accounting Standards Codification (ASC) that amended the hierarchy of U.S. generally accepted accounting principles (GAAP). The ASC became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification does not change US GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. Following this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates (ASU). All other non-grandfathered non-SEC accounting literature not included in the Codification will become non authoritative. The Company adopted this standard effective as of September 30, 2009. The adoption did not impact the Company's financial condition, results of operations, or cash flow, however, throughout the notes to the consolidated financial statements references that were previously made to various former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In December 2007, the FASB issued a new business combinations standard codified within ASC 805, "Business Combinations" (ASC 805). ASC 805 revises the principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination or gain from a bargain purchase. ASC 805 also revises the principles and requirements for how the acquirer determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This topic became effective for the Company as of January 1, 2009. The adoption of ASC 805 had a significant impact due to the recent acquisition of Dulmison and will impact the Company's consolidated financial statements to the extent the Company enters into future business acquisitions.

In December 2007, the FASB adopted ASC 810, consolidation requirements for reporting noncontrolling interests in financial statements. This standard establishes accounting and reporting for the noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary. It also amends certain consolidation procedures for consistency with the requirements of ASC 805. This topic became effective on January 1, 2009 and is applied prospectively to future business combinations. The impact to the Company is the retroactive presentation and disclosure requirements for all periods presented on the Company's consolidated financial statements of noncontrolling interests.

On January 1, 2009, the Company adopted updated guidance included in ASC 805. This guidance amends and clarifies the initial recognition and measurement, subsequent measurement and accounting and related disclosures of assets and liabilities arising from contingencies in a business combination. The adoption of this guidance did not impact the Company's consolidated financial statements.

In May 2009, the FASB amended ASC Topic 855, "Subsequent Events" (ASC 855), which amended principles and requirements for subsequent events. ASC 855 details the period after the balance sheet date during which the Company should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which the Company should recognize events or transactions occurring after the balance sheet date in its financial statements and the required disclosures for such events. ASC 855 is effective for interim or annual reporting periods ending after June 15, 2009. These amendments did not have an impact on the Company's financial condition, results of operations, or cash flows.

In August 2009, the Financial FASB issued Accounting Standards Update (ASU) No. 2009-05, "Measuring Liabilities at Fair Value" (ASU 2009-05). This update provides amendments to ASC Topic 820-10 for the fair value measurement of liabilities when a quoted price in an active market is not available. The adoption of ASU 2009-05 did not have a material effect on the Company's financial condition, results of operations, or cash flow.

Recently Issued Accounting Pronouncements

In June 2009, the FASB updated guidance included in FASB ASC 810-10, related to the consolidation of variable interest entities. This guidance will require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity. In addition, this updated guidance amends the quantitative approach for determing the primary beneficiary of a variable interest entity. ASC 810-10 amends certain guidance for determining whether an entity is a variable interest entity and adds additional reconsideration events for determining whether an entity is a variable interest entity. Further, this guidance requires enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. This updated guidance is effective as of the beginning of the first annual reporting period and interim reporting periods that begin after November 15, 2009. This adoption of this guidance is not expected to have an impact on the Company's consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements - a consensus of the FASB Emerging Issues Task Force (ASU 2009-13). ASU 2009-13 addresses the accounting for sales arrangements that include multiple products or services by revising the criteria for when deliverables may be accounted for separately rather than as a combined unit. Specifically, this guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is necessary to separately account for each product or service. This hierarchy provides more options for establishing selling price than existing guidance. ASU 2009-13 is required to be applied prospectively to new or materially modified revenue arrangements in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the effect the adoption of ASU 2009-13 will have on its financial position, results of operations, cash flows, and related disclosures; however no significant effect is expected.

Note B - Other Financial Statement Information

Inventories – net

	December 31	
	2009	2008
Finished products	$ 26,161	$ 21,829
Work-in-process	3,473	2,382
Raw materials	34,788	32,231
	64,422	56,442
Excess of current cost over LIFO cost	(4,463)	(5,122)
Noncurrent portion of inventory	(3,923)	(2,908)
	$ 56,036	$ 48,412

Costs for inventories of certain material are determined using the LIFO method and totaled approximately $19.5 million and $21.7 million at December 31, 2009 and 2008, respectively.

Property and equipment – net

Major classes of property, plant and equipment are as follows:

	December 31	
	2009	2008
Land and improvements	$ 7,188	$ 5,490
Buildings and improvements	51,297	47,048
Machinery and equipment	104,179	91,097
Construction in progress	6,068	2,133
	168,732	145,768
Less accumulated depreciation	100,966	89,828
	$ 67,766	$ 55,940

Property and equipment are recorded at cost. Depreciation for the Company's PLP-USA assets prior to January 1, 2009 was computed using accelerated methods over the estimated useful lives, with the exception of personal computers, which were depreciated over three years using the straight-line method. Effective January 1, 2009, the Company changed its method of computing depreciation from accelerated methods to the straight-line method for its PLP-USA assets. Based on FASB ASC 250, "Accounting Changes and Error Corrections", the Company determined that the change in depreciation method from an accelerated method to a straight-line method is a change in accounting estimate affected by a change in accounting principle. In accordance with ASC 250, a change in accounting estimate affected by a change in accounting principle is to be applied prospectively. The change is considered preferable because the straight-line method will more accurately reflect the pattern of usage and the expected benefits of such assets and provide greater consistency with the depreciation methods used by other companies in the Company's industry. The net book value of assets acquired prior to January 1, 2009 with useful lives remaining will be depreciated using the straight-line method prospectively. As a result of the change to the straight-line method of depreciating PLP-USA's assets, depreciation expense decreased $.5 million, or $.10 per basic and diluted share, for the year ended December 31, 2009.

Depreciation for the remaining assets is computed using the straight-line method over the estimated useful lives. The estimated useful lives used, when purchased new, are: land improvements, ten years; buildings, forty years; building improvements, five to forty years; and machinery and equipment, three to ten years. Appropriate reductions in estimated useful lives are made for property, plant and equipment purchased in connection with an acquisition of a business or in a used condition when purchased.

Depreciation of property and equipment was $6.7 million in 2009, $8 million in 2008 and $6.9 million in 2007. Machinery and equipment includes $1 million of capital leases at December 31, 2009 and 2008, respectively.

Legal proceedings

From time to time, the Company may be subject to litigation incidental to its business. The Company is not a party to any pending legal proceedings that the Company believes would, individually or in the aggregate, have a material adverse effect on its financial condition, results of operations or cash flows.

Note C - Pension Plans

PLP-USA hourly employees of the Company who meet specific requirements as to age and service are covered by a defined benefit pension plan. The Company uses a December 31 measurement date for its plan.

Net periodic pension cost for PLP-USA's pension plan consists of the following components for the years ended December 31:

	2009	2008	2007
Service cost	$ 908	$ 704	$ 708
Interest cost	1,195	1,064	938
Expected return on plan assets	(759)	(998)	(938)
Recognized net actuarial loss	562	62	105
Net periodic pension cost	$ 1,906	$ 832	$ 813

The following tables set forth benefit obligations, plan assets and the accrued benefit cost of PLP-USA's pension plan at December 31:

	2009	2008
Projected benefit obligation at beginning of the year	$ 20,551	$ 15,952
Service cost	908	704
Interest cost	1,195	1,063
Actuarial (gain) loss	(488)	3,241
Benefits paid	(448)	(409)
Projected benefit obligation at end of year	$ 21,718	$ 20,551
Fair value of plan assets at beginning of the year	$ 9,248	$ 13,165
Actual return (loss) on plan assets	2,025	(3,735)
Employer contributions	2,215	227
Benefits paid	(448)	(409)
Fair value of plan assets at end of the year	$ 13,040	$ 9,248
Unfunded pension obligation	$ (8,678)	$ (11,303)

In accordance with ASC 715-20, the Company recognizes the underfunded status of its PLP-USA pension plan as a liability. The amount recognized in accumulated other comprehensive loss related to PLP-USA's pension plan at December 31 is comprised of the following:

	2009	2008
Balance at January 1	$ (6,225)	$ (1,233)
Reclassification adjustments:		
Pretax amortized net actuarial loss	562	62
Tax provision	(207)	(23)
	355	39
Adjustment to recognize (loss) gain on unfunded pension obligations:		
Pretax gain (loss) on plan assets	1,754	(7,973)
Tax (provision) benefit	(646)	2,942
	1,108	(5,031)
Balance at December 31	$ (4,762)	$ (6,225)

The estimated net loss for the PLP-USA pension plan that will be amortized from accumulated other comprehensive income into periodic benefit cost for 2010 is $.4 million. There is no prior service cost to be amortized in the future.

The PLP-USA pension plan had accumulated benefit obligations in excess of plan assets as follows:

	2009	2008
Accumulated benefit obligation	$ 17,039	$ 16,101
Fair market value of assets	13,040	9,248

Weighted-average assumptions used to determine benefit obligations at December 31 are as follows:

	2009	2008
Discount rate	6.00%	5.75%
Rate of compensation increase	3.50	3.50

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are as follows:

	2009	2008	2007
Discount rate	5.75%	6.50%	6.00%
Rate of compensation increase	3.50	3.50	3.50
Expected long-term return on plan assets	8.00	8.00	8.00

The net periodic pension cost for 2009 was based on a long-term asset rate of return of 8.0%. This rate is based upon management's estimate of future long-term rates of return on similar assets and is consistent with historical returns on such assets. Using the plan's current mix of assets and based on the average historical returns for such mix, an expected long-term rate-of-return of 8.0% is justified.

The fair value of the Company's pension plan assets as of December 31, 2009, by category, are as follows:

	At December 31, 2009			
	Total Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Cash	$ 246	$ 246	$ -	$ -
Equity Securities	4,747	4,747	-	-
Mutual Funds	3,185	3,185	-	-
U.S. Treasury Securities	3,646	3,646	-	-
Corporate Bonds	1,216	1,216	-	-
Total	$ 13,040	$ 13,040	$ -	$ -

See Note J – Fair Value of Financial Assets and Liabilities for a discussion of the three levels in the hierarchy of fair values.

The Company's pension plan weighted-average asset allocations at December 31, 2009 and 2008, by asset category, are as follows:

	Plan assets at December 31	
	2009	2008
Asset category		
Equity securities	61%	58%
Debt securities	37	40
Cash and equivalents	2	2
	100%	100%

Management seeks to maximize the long-term total return of financial assets consistent with the fiduciary standards of ERISA. The ability to achieve these returns is dependent upon the need to accept moderate risk to achieve long-term capital appreciation.

In recognition of the expected returns and volatility from financial assets, retirement plan assets are invested in the following ranges with the target allocation noted:

	Range	Target
Equities	30-80%	60%
Fixed Income	20-70%	40%
Cash Equivalents	0-10%	

Investment in these markets is projected to provide performance consistent with expected long-term returns with appropriate diversification.

The Company's policy is to fund amounts deductible for federal income tax purposes. The Company does not expect to contribute to its pension plan in 2010.

The benefits expected to be paid out of the plan assets in each of the next five years and the aggregate benefits expected to be paid for the subsequent five years are as follows:

Year	Pension Benefits
2010	$ 468
2011	506
2012	565
2013	641
2014	714
2015-2019	5,060

The Company also provides retirement benefits through various defined contribution plans including PLP-USA's Profit Sharing Plan. Expense for these defined contribution plans was $3.7 million in 2009, $3.6 million in 2008 and $3.5 million in 2007.

Further, the Company also provides retirement benefits through the Supplemental Profit Sharing Plan. To the extent an employee's award under PLP-USA's Profit Sharing Plan exceeds the maximum allowable contribution permitted under existing tax laws, the excess is accrued for (but not funded) under a non-qualified Supplemental Profit Sharing Plan. The return under this Supplemental Profit Sharing Plan is calculated at a weighted average of the one year Treasury Bill rate plus 1%. At December 31, 2009 and 2008, the interest rate for the Supplemental Profit Sharing Plan was 1.37% and 4.34%, respectively. Expense for the Supplemental Profit Sharing Plan was $.3 million, $.4 million for 2008 and $.2 million for 2007. The Supplemental Profit Sharing Plan unfunded status as of

December 31, 2009 and 2008 was $1.7 million and $1.3 million. The Supplemental Profit Sharing Plan is noncurrent and is included in Other noncurrent liabilities.

Note D - Debt and Credit Arrangements

	December 31	
	2009	2008
Short-term debt		
Secured Notes		
Thailand Baht denominated (Baht106,400) at 4.2% in 2009 (5.18% in 2008)	$ 3,181	$ 3,101
Current portion of long-term debt	1,330	494
Total short-term debt	4,511	3,595
Long-term debt		
Australian dollar denominated term loans (A$2,667), at 3.31% to 5.83% (5.83% to 6.54% in 2008), due 2010, 2011 and 2013, secured by land and building	2,024	1,152
Brazilian Real denominated term loan (R$ 1,059k) at .7% due 2015, secured by capital equipment	609	-
Chinese Rmb denominated term loan (RMB10,000) at 6.48% due 2012, secured by letter of credit	1,463	1,467
Thailand Baht denominated capital loans (Baht1,841) at 3.75% to 4.5% due 2010 and 2011, secured by capital equipment	18	9
Australian dollar denominated capital loan (A$405) at 6.80%, due 2009, secured by capital equipment	-	33
Polish Zloty denominated loans (PLN810) at 5.07% (3.00% to 6.31% in 2008) due 2011, secured by building, capital equipment and commercial note	184	284
Polish Zloty denominated loans (PLN593) at 4.46% (6.31% in 2008) due 2011, secured by corporate guarantee	131	202
Total long-term debt	4,429	3,147
Less current portion	(1,330)	(494)
Total long-term debt, less current portion	3,099	2,653
Total debt	$ 7,610	$ 6,248

A PLP-USA revolving credit agreement makes $20 million available to the Company at an interest rate of money market plus .875% and was extended to February 5, 2010. At December 31, 2009, the interest rate on the revolving credit agreement was .9375%. There was no debt outstanding at December 31, 2009 under the revolving credit agreement. The Company paid less than $.1 million in commitment fees on the revolving credit agreement during 2009. The revolving credit agreement contains, among other provisions, requirements for maintaining levels of working capital, net worth and profitability. At December 31, 2009, the Company was in compliance with these covenants. On February 5, 2010, the Company entered into a new revolving credit agreement of $30 million, carrying interest at LIBOR plus 1.25% with a term expiring January 2013.

Aggregate maturities of long-term debt during the next five years are as follows: $1.3 million for 2010, $1.7 million for 2011, $1 million for 2012, $.2 million for 2013, and $.2 million thereafter.

Interest paid was $.5 million in 2009 and 2008 and $.6 million in 2007.

Note E - Leases

The Company has commitments under operating leases primarily for office and manufacturing space, transportation equipment, office equipment and computer equipment. Rental expense was $1.5 million in 2009, $1.6 million in 2008 and $1.5 million in 2007. Future minimum rental commitments having non-cancelable terms exceeding one year are $2.4 million in 2010, $1.6 million in 2011, $.8 million in 2012, $.6 million in 2013, $.5 million in 2014, and an aggregate $9 million thereafter. One such lease is for the Company's aircraft with a lease commitment through April 2012. Under the terms of the lease, the Company maintains the risk to make up a deficiency from market value attributable to damage, extraordinary wear and tear, excess air hours or exceeding maintenance overhaul schedules required by the Federal Aviation Administration. At the present time, the Company does not believe it has incurred any obligation for any contingent rent under the lease.

The Company has commitments under capital leases for equipment and vehicles. Amounts recognized as capital lease obligations are reported in accrued expense and other liabilities and other noncurrent liabilities in the Consolidated Balance Sheets. Future minimum rental commitments for capital leases are approximately $.1 million annually in 2010 and 2011 and less than $.1 million for 2012 and 2013 and no lease commitment in 2014. The imputed interest for the capital leases is less than $.1 million. Leased property and equipment under capital leases are amortized using the straight-line method over the term of the lease. Routine maintenance, repairs, and replacements are expensed as incurred.

Note F - Income Taxes

Income before income taxes and discontinued operations was derived from the following sources:

	2009	2008	2007
United States	$ 8,498	$ 8,311	$ 6,627
Foreign	21,095	16,449	14,694
	$ 29,593	$ 24,760	$ 21,321

The components of income tax expense for the years ended December 31 are as follows:

	2009	2008	2007
Continuing operations	$ 6,760	$ 7,718	$ 7,501
Discontinued operations	-	67	255
	$ 6,760	$ 7,785	$ 7,756

The components of income tax expense attributable to income from continuing operations for the years ended December 31 are as follows:

	2009	2008	2007
Current			
Federal	$ 1,912	$ 2,473	$ 2,665
Foreign	3,659	5,679	4,787
State and local	507	411	375
	6,078	8,563	7,827
Deferred			
Federal	81	(380)	(785)
Foreign	615	(494)	569
State and local	(14)	29	(110)
	682	(845)	(326)
	$ 6,760	$ 7,718	$ 7,501

The differences between the provision for income taxes from continuing operations at the U.S. statutory rate and the tax shown in the Statements of Consolidated Income for the years ended December 31 are summarized as follows:

	2009	2008	2007
Statutory Federal Tax Rate	34%	34%	34%
Federal tax at statutory rate	$ 10,062	$ 8,419	$ 7,249
State and local taxes, net of federal benefit	325	233	185
Non-deductible expenses	461	269	99
Foreign earnings and related tax credits	394	40	77
Non-U.S. tax rate variances	(918)	(992)	(340)
ASC 740 (formally FIN 48)	(607)	(409)	(234)
Valuation allowance	(480)	140	265
Tax credits	(77)	(65)	(137)
Gain from acquisition of business	(2,711)	-	-
Other, net	311	83	337
	$ 6,760	$ 7,718	$ 7,501

Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax basis of assets and liabilities and their carrying value for financial statement purposes. The tax effects of temporary differences that give rise to the Company's deferred tax assets and liabilities at December 31 are as follows:

	2009	2008
Deferred tax assets:		
Accrued compensation and benefits	$ 1,163	$ 973
Inventory valuation reserves	1,452	1,355
Allowance for doubtful accounts	44	50
Benefit plan reserves	4,754	4,828
Foreign tax credits	2,929	4,193
Capital tax loss carryforwards	2,132	2,152
NOL carryforwards	968	547
Other accrued expenses	750	1,607
Unrecognized tax benefits	35	119
Gross deferred tax assets	14,227	15,824
Valuation allowance	(3,392)	(4,152)
Net deferred tax assets	10,835	11,672
Deferred tax liabilities:		
Depreciation and other basis differences	(2,649)	(2,079)
Undistributed foreign earnings	-	(39)
Inventory	(11)	(31)
Prepaid expenses	(75)	(70)
Intangibles	(1,663)	(401)
Unrealized Foreign Exchange	(230)	-
Other	(112)	(48)
Deferred tax liabilities	(4,740)	(2,668)
Net deferred tax assets	$ 6,095	$ 9,004

	2009	2008
Change in net deferred tax assets:		
Deferred income tax benefit	$ (682)	$ 845
Items of other comprehensive (loss) income	(853)	2,919
Deferred tax balances from business acquisition	(1,374)	-
Total change in net deferred tax assets	$ (2,909)	$ 3,764

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards.

At December 31, 2009, the Company had $2.9 million of foreign tax credit carryforwards that will expire in years 2013 and 2014, $2.1 million of capital loss carryfowards that will expire in 2013 and $1.1 million of net operating loss carryfowards that will expire between the years 2010 and 2013. The Company has established a valuation allowance of $3.4 million at December 31, 2009 to record its gross deferred tax assets at an amount that is more likely than not to be realized. The valuation allowance was recorded for $.4 million of foreign tax credits carryfowards, $2.1 million of capital losses carryfowards and $.9 million of net operating loss carryforwards that may expire before being realized. The net decrease in the valuation allowance is primarily due to the release of foreign tax credit carryforwards that are expected to be realized and partially offset by an increase in foreign net operating loss carryforwards that are not expected to be realized. In 2008, the net increase in the valuation allowance was $2.3 million due to the valuation allowance recorded for the capital loss from the sale of SMP, a wholly owned domestic subsidiary.

As of December 31, 2009, the Company has not established a deferred tax liability associated with its undistributed foreign earnings as such earnings are considered to be permanently reinvested. The amount of such earnings is approximately $82.1 million at December 31, 2009. These earnings would be taxable upon the sale or liquidation of these foreign subsidiaries, or upon the remittance of dividends. While the measurement of the unrecognized U.S. income taxes with respect to these earnings is not practicable, foreign tax credits would be available to offset some or all of any portion of such earnings that are remitted as dividends.

Income taxes paid net of refunds were approximately $5.8 million in 2009, $7.7 million in 2008 and $8.1 million in 2007.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003.

The changes in unrecognized tax benefits for the years ended December 31 are as follows:

	2009	2008	2007
Balance at January 1	$ 1,176	$ 1,585	$ 1,819
Additions for tax positions of current year	164	161	224
Additions for tax positions of prior years	678	290	-
Reductions for tax positions of prior years	(79)	(282)	(121)
Expiration of statutes of limitations	(635)	(578)	(337)
Balance at December 31	$ 1,304	$ 1,176	$ 1,585

Accrued interest and penalties are not included in the above unrecognized tax balances at December 31, 2009, 2008 and 2007. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as part of income tax expense. During the year ended December 31, 2009 and 2008, the Company recognized less than $(.2) million in interest, net of the amount lapsed through expiring statutes. The Company had approximately $.3 million for the payment of interest accrued at December 31, 2009 and $.2 million at December 31, 2008. Penalties of approximately $.3 have been accrued for unrecognized tax positions as of December 31, 2009. If recognized approximately $.7 million of unrecognized tax benefits would affect the tax rate. The Company may decrease its unrecognized tax benefits by approximately $.1 million within the next twelve months due to the expiration of statutes of limitations.

Note G – Share-Based Compensation

The 1999 Stock Option Plan

The 1999 Stock Option Plan (the Plan) permits the grant of 300,000 options to buy common shares of the Company to certain employees at not less than fair market value of the shares on the date of grant. At December 31, 2009 there were 500 shares that expired under the Plan. Options issued to date under the Plan vest 50% after one year following the date of the grant, 75% after two years, and 100% after three years and expire from five to ten years from the date of grant. Shares issued as a result of stock option exercises will be funded with the issuance of new shares.

The Company has elected to use the simplified method of calculating the expected term of the stock options and historical volatility to compute fair value under the Black-Scholes option-pricing model. The risk free rate for periods within the contractual life of the option is based on the U.S. zero coupon Treasury yield in effect at the time of grant. Forfeitures have been estimated to be zero.

There were 8,500 options granted for the year ended December 31, 2009. There were 13,000 options granted for the year ended December 31, 2008. There were 20,000 options granted during the year ended December 31, 2007. The fair values for the stock options granted in 2009, 2008 and 2007 were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008	2007
Risk-free interest rate	5.2%	4.2%	4.3%
Dividend yield	2.1%	2.8%	2.9%
Expected life (years)	6	6	6
Expected volatility	44.0%	34.4%	37.9%

Activity in the Company's plan for the year ended December 31, 2009 was as follows:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2009	107,092	$27.83		
Granted	8,500	$39.10		
Exercised	(30,090)	$15.50		
Forfeited	-	$0.00		
Outstanding (vested and expected to vest) at December 31, 2009	85,502	$33.29	5.9	$961
Exercisable at December 31, 2009	66,752	$30.64	5.1	$929

The weighted-average grant-date fair value of options granted during 2009, 2008 and 2007 was $16.07, $15.52 and $11.93, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2008, and 2007 was $.8 million, $.4 million, and $.9 million, respectively. Cash received for the exercise of stock options during 2009 and 2008 was $.4 million and $.5 million, respectively.

For the years ended December 31, 2009, 2008 and 2007, the Company recorded compensation expense related to the stock options currently vesting, reducing income before taxes and net income by $.1 million in 2009 and $.2 million annually in 2008 and 2007. The total compensation cost related to nonvested awards not yet recognized at December 31, 2009 is expected to be a combined total of $.2 million over a weighted-average period of 2.3 years.

The excess tax benefits from stock based awards for the year ended December 31, 2009 was $.1 million, as reported on the consolidated statements of cash flows in financing activities, and represents the reduction in income taxes otherwise payable during the period, attributable to the actual gross tax benefits in excess of the expected tax benefits for options exercised in the current period.

Long Term Incentive Plan of 2008

Under the Preformed Line Products Company Long Term Incentive Plan of 2008 (the "LTIP Plan"), certain employees, officers, and directors will be eligible to receive awards of options and restricted shares. The purpose of this LTIP Plan is to give the Company and its subsidiaries a competitive advantage in attracting, retaining, and motivating officers, employees, and directors and to provide an incentive to those individuals to increase shareholder value through long-term incentives directly linked to the Company's performance. The total number of Company common shares reserved for awards under the LTIP Plan is 400,000. Of the 400,000 common shares, 300,000 common shares have been reserved for restricted share awards and 100,000 common shares have been reserved for share options. The LTIP Plan expires on April 17, 2018.

Restricted Share Awards

For all of the participants except the CEO, a portion of the restricted share award is subject to time-based cliff vesting and a portion is subject to vesting based upon the Company's performance over a three year period. All of the CEO's restricted shares are subject to vesting based upon the Company's performance over a three year period.

The restricted shares are offered at no cost to the employees; however, the participant must remain employed with the Company until the restrictions on the restricted shares lapse. The fair value of restricted share award is based on the market price of a common share on the grant date. The Company currently estimates that no awards will be forfeited. For time-based restricted shares the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award in General and administrative expense in the accompanying statement of consolidated income. Dividends declared in 2009 and thereafter will be accrued in cash dividends. In 2008 dividends were reinvested in additional restricted shares, and held subject to the same vesting requirements as the underlying restricted shares.

A summary of the restricted share awards for the year ended December 31, 2009 is as follows:

	Restricted Share Awards			
	Performance and Service Required	Service Required	Total Restricted Awards	Weighted-Average Grant-Date Fair Value
Nonvested as of January 1, 2009	39,364	4,273	43,637	$ 54.74
Granted	75,982	8,202	84,184	29.75
Vested	-	-	-	-
Forfeited	-	-	-	-
Nonvested as of December 31, 2009	115,346	12,475	127,821	$ 38.28

For time-based restricted shares the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award in General and administrative expense in the accompanying statement of consolidated income. Compensation expense related to the time-based restricted shares for the years ended December 31, 2009 and 2008 was $.2 million and less than $.1 million, respectively. As of December 31, 2009, there was $.3 million of total unrecognized compensation cost related to time-based restricted share awards that is expected to be recognized over the weighted-average remaining period of approximately 2 years.

For the performance-based awards, the number of restricted shares in which the participants will vest depends on the Company's level of performance measured by growth in pretax income and sales growth over a requisite performance period. Depending on the extent to which the performance criterions are satisfied under the LTIP Plan, the participants are eligible to earn common shares over the vesting period. Performance-based compensation expense for the year ended December 31, 2009 and 2008 was $1.6 million and $.3 million. As of December 31, 2009, the remaining performance-based restricted share awards compensation expense of $2.5 million is expected to be recognized over a period of approximately 1.25 years.

In the event of a Change in Control, vesting of the restricted shares will be accelerated and all restrictions will lapse. Unvested performance-based awards are based on a maximum potential payout. Actual shares awarded at the end of the performance period may be less than the maximum potential payout level depending on achievement of performance-based award objectives.

To satisfy the vesting of its restricted share awards, the Company has reserved new shares from its authorized but unissued shares. Any additional granted awards will also be issued from the Company's authorized but unissued shares. Under the LTIP Plan there are 172,179 common shares currently available for additional restricted share grants.

Share Option Awards

The LTIP plan permits the grant of 100,000 share options to buy common shares of the Company to certain employees at not less than fair market value of the shares on the date of grant. At December 31, 2009 there were 89,000 shares remaining available for the issuance under the LTIP Plan. Options issued to date under the Plan vest 50% after one year following the date of the grant, 75% after two years, and 100% after three years and expire from five to ten years from the date of grant. Shares issued as a result of stock option exercises will be funded with the issuance of new shares.

The Company has elected to use the simplified method of calculating the expected term of the stock options and historical volatility to compute fair value under the Black-Scholes option-pricing model. The risk free rate for periods within the contractual life of the option is based on the U.S. zero coupon Treasury yield in effect at the time of grant. Forfeitures have been estimated to be zero.

There were 11,000 options granted for the year ended December 31, 2009. There were no options granted for the year ended December 31, 2008. The fair values for the stock options granted in 2009 were estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009
Risk-free interest rate	5.2%
Dividend yield	2.1%
Expected life (years)	6
Expected volatility	44.0%

Activity in the Company's plan for the year ended December 31, 2009 was as follows:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2009	-	$0.00		
Granted	11,000	$38.76		
Exercised	-	$0.00		
Forfeited	-	$0.00		
Outstanding (vested and expected to vest) at December 31, 2009	11,000	$38.76	9.8	$55
Exercisable at December 31, 2009	-	-	-	-

The weighted-average grant-date fair value of options granted during 2009 was $15.93. There were no stock options exercised under the LTIP Plan during the year ended December 31, 2009. There were no excess tax benefits from stock based awards for the year ended December 31, 2009.

For the year ended December 31, 2009, the Company recorded compensation expense related to the stock options currently vesting, reducing income before taxes and net income by less than $.1 million in 2009. The total compensation cost related to nonvested awards not yet recognized at December 31, 2009 is expected to be a combined total of $.2 million over a weighted-average period of approximately 3 years.

Note H - Computation of Earnings Per Share

Basic earnings per share were computed by dividing net income by the weighted-average number of shares of common stock outstanding for each respective period. Diluted earnings per share were calculated by dividing net income by the weighted-average of all potentially dilutive shares of common stock that were outstanding during the periods presented.

The calculation of basic and diluted earnings per share for the years ended December 31 were as follows:

	2009	2008	2007
Numerator			
Amount attributable to PLPC shareholders			
Income from continuing operations	$ 23,357	$ 16,754	$ 13,766
Income from discontinued operations	-	869	393
Net income attributable to PLPC	$ 23,357	$ 17,623	$ 14,159
Denominator			
Determination of shares			
Weighted-average common shares outstanding	5,232	5,279	5,372
Dilutive effect - share-based awards	134	60	44
Diluted weighted-average common shares outstanding	5,366	5,339	5,416
Earnings per common share attributable to PLPC shareholders			
Basic			
Income from continuing operations	$ 4.46	$ 3.17	$ 2.57
Income from discontinued operations	$ -	$ 0.17	$ 0.07
Net income attributable to PLPC	$ 4.46	$ 3.34	$ 2.64
Diluted			
Income from continuing operations	$ 4.35	$ 3.14	$ 2.54
Income from discontinued operations	$ -	$ 0.16	$ 0.07
Net income attributable to PLPC	$ 4.35	$ 3.30	$ 2.61

For the years ended December 31, 2009, 2008 and 2007, 32,500, 13,000 and zero stock options were excluded from the calculation of diluted earnings per share due to the average market price being lower than the exercise price plus any unearned compensation on unvested options, and as such they are anti-dilutive.

Note I - Goodwill and Other Intangibles

The Company's finite and indefinite-lived intangible assets consist of the following:

	December 31, 2009		December 31, 2008	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets				
Patents	$ 4,827	$ (3,213)	$ 4,807	$ (2,901)
Land use rights	1,365	(55)	1,350	(32)
Trademark	311	-	-	-
Customer relationships	5,372	(520)	1,003	(369)
	$ 11,875	$ (3,788)	$ 7,160	$ (3,302)
Indefinite-lived intangible assets				
Goodwill	$ 6,925		$ 5,520	

The Company performs its annual impairment test for goodwill pursuant to ASC 350-20 as of January 1 of each year. The additions of tradename and customer relationships were related to the acquisition of Dulmison (see Note M – Business Combinations for further details). The aggregate amortization expense for other intangibles with finite lives, ranging from 7 to 82 years, was \$.5 million for the year ended December 31, 2009, \$.6 million for the year ended December 31, 2008 and \$.5 million for the year ended December 31, 2007. Amortization expense is estimated to be \$.9 million for 2010 and \$.7 million annually for 2011, 2012, 2013 and 2014.

The Company's only intangible asset with an indefinite life is goodwill. The increase in goodwill in 2009 is related to the acquisition of Direct Power and Water Corporation (DPW) of \$.9 million and foreign currency translation. The \$2.3 million increase to goodwill in 2008 is related to the acquisition of DPW in the amount of \$.5 million, the joint venture formed between the Company's Australian subsidiary and BlueSky Energy Pty Ltd in the amount of \$.5 million and \$1.4 million related to the acquisition of Belos (see Note M - Business Combinations for further details).

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2009 and 2008, is as follows:

	Australia	South Africa	Poland	All Other	Total
Balance at January 1, 2008	$ 1,782	$ 57	$ -	$ 2,089	$ 3,928
Additions	462	-	1,370	489	2,321
Curency translation	(509)	(16)	(230)	26	(729)
Balance at December 31, 2008	1,735	41	1,140	2,604	5,520
Additions	-	-	-	866	866
Curency translation	508	11	21	(1)	539
Balance at December 31, 2009	$ 2,243	$ 52	$ 1,161	$ 3,469	$ 6,925

Note J – Fair Value of Financial Assets and Liabilities

Effective January 1, 2008, the Company adopted ASC 820-10, "Fair Value Measurements and Disclosures", formerly Financial Accounting Standards (SFAS) No. 157. ASC 820-10 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. ASC 820-10 does not require new fair value measurements. ASC 820-10 was effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal periods. This topic enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. This topic requires that assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; or
Level 3: Unobservable inputs that are not corroborated by market data.

In April 2009, the FASB issued certain amendments as codified in ASC 820-10-65, "Fair Value Disclosure." ASC 820-10-65 provides additional guidance in accordance with ASC 820-10, when the volume and level of activity for the asset or liability has significantly decreased. ASC 820-10-65 was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of ASC 820-10-65 did not have an impact on the Company's consolidated financial statements.

In April 2009, the FASB issued ASC 825-10-50 which requires interim disclosures regarding the fair values of financial instruments that are within the scope of ASC 825 to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. Additionally, ASC 825-10-50 requires disclosure of the methods and significant assumptions used to estimate fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods. The adoption of ASC 825-10-50 did not have a material impact on the Company's consolidated financial statements.

The carrying value of the Company's current financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, notes payable, and short-term debt, approximates its fair value because of the short-term maturity of these instruments. At December 31, 2009 and 2008, the fair value of the Company's long-term debt was estimated using discounted cash flows analysis, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements which are considered to be level two inputs. Based on the analysis performed, the fair value and the carrying value of the Company's long-term debt are as follows:

	December 31, 2009		December 31, 2008	
	Fair Value	Carrying Value	Fair Value	Carrying Value
Long-term debt and related current maturities	$ 4,617	$ 4,429	$ 3,294	$ 3,147

Note K – Segment Information

The Company designs, manufactures and sells hardware employed in the construction and maintenance of telecommunication, energy and other utility networks, data communication products and mounting hardware for solar power applications. Principal products include cable anchoring, control hardware and splice enclosures which are sold primarily to customers in North and South America, Europe, South Africa and Asia Pacific.

The Company has seven reportable segments. The segments have been determined based on results of operations as reported by location. The reportable segments are PLP-USA, Australia, Brazil, South Africa, Canada, Poland and All Other. The PLP-USA segment is comprised of the U.S. operations supporting primarily the Company's domestic energy and telecommunications products. The Australia segment is comprised of the Company's operation in Australia supporting the Company's energy, telecommunications, data communication and solar products. The Brazil and Canada segments are comprised of the manufacturing and sales operations from those locations. Our final two segments are South Africa and Poland, which are comprised of manufacturing and sales operations from those locations and have been included as segments to comply with reporting segments for 75% of consolidated sales. The Thailand, Malaysia and Indonesia locations acquired in the Dulmison acquisition (see Note M for further details) are included in our All Other reportable segment. Our remaining operations, Mexico, Great Britain, Spain, China, Asia and DPW are included in the All Other segment as none of these operations meet the criteria for a reportable segment and individually represent less than 10% of each of the Company's combined net sales, consolidated net income, and consolidated assets.

The accounting policies of the operating segments are the same as those described in Note A in the Notes To Consolidated Financial Statements. The Company evaluates performance based on net income. No single customer accounts for more than ten percent of the Company's consolidated revenues. It is not practical to present revenues by product line. U.S. net sales for the years ended December 31, 2009, 2008 and, 2007 were $117.9 million, $123.8 million and $110 million, respectively. U.S. long lived assets as of December 31, 2009 and 2008 were $23.6 million and $23.1 million, respectively.

The following table presents a summary of the Company's reportable segments for the years ended December 31, 2009, 2008 and 2007. Financial results for the PLP-USA segment include the elimination of all segments' intercompany profits in inventory.

	Year ended December 31		
	2009	2008	2007
Net sales			
PLP-USA	$ 103,910	$ 111,721	$ 103,173
Australia	27,923	27,244	29,855
Brazil	30,744	30,279	26,236
South Africa	10,264	9,535	8,049
Canada	12,237	9,952	10,620
Poland	11,148	20,602	5,202
All Other	60,980	60,409	50,154
Total net sales	$ 257,206	$ 269,742	$ 233,289
Intersegment sales			
PLP-USA	$ 6,215	$ 7,668	$ 5,424
Australia	62	62	137
Brazil	2,314	1,828	1,977
South Africa	786	854	888
Canada	232	421	117
Poland	1,082	411	34
All Other	11,025	10,644	9,849
Total intersegment sales	$ 21,716	$ 21,888	$ 18,426
Interest income			
PLP-USA	$ 15	$ 115	$ 551
Australia	31	109	21
Brazil	73	79	106
South Africa	110	129	91
Canada	15	101	95
Poland	41	17	13
All Other	95	296	211
Total interest income	$ 380	$ 846	$ 1,088
Interest expense			
PLP-USA	$ (31)	$ (39)	$ (38)
Australia	(85)	(159)	(234)
Brazil	(93)	(28)	(21)
South Africa	(15)	(1)	-
Canada	-	-	-
Poland	(27)	(70)	(25)
All Other	(272)	(247)	(277)
Total interest expense	$ (523)	$ (544)	$ (595)

	Year ended December 31		
	2009	2008	2007
Income taxes			
PLP-USA	$ 1,842	$ 2,577	$ 2,268
Australia	379	258	825
Brazil	1,209	862	1,112
South Africa	663	777	542
Canada	887	747	991
Poland	206	554	(31)
All Other	1,574	1,943	1,794
Total income taxes	$ 6,760	$ 7,718	$ 7,501
Income from continuing operations, net of tax			
PLP-USA	$ 4,352	$ 4,877	$ 4,018
Australia	6,212	426	1,736
Brazil	2,209	1,336	2,286
South Africa	1,296	1,980	1,185
Canada	2,038	1,537	1,811
Poland	772	2,089	(7)
All Other	5,954	4,797	2,791
Total income from continuing operations, net of tax	22,833	17,042	13,820
Income from discontinued operations, net of tax	-	869	393
Net income	22,833	17,911	14,213
Income (loss) attributable to noncontrolling interest, net of tax	(524)	288	54
Net income attributable to PLPC	$ 23,357	$ 17,623	$ 14,159

	As of December 31		
	2009	2008	2007
Expenditure for long-lived assets			
PLP-USA	$ 2,854	$ 3,472	$ 4,589
Australia	783	267	693
Brazil	2,357	1,672	470
South Africa	347	389	141
Canada	227	137	74
Poland	849	833	649
All Other	3,250	3,241	2,615
Total expenditures for long-lived assets	$ 10,667	$ 10,011	$ 9,231
Depreciation and amortization			
PLP-USA	$ 3,224	$ 4,399	$ 4,558
Australia	741	772	749
Brazil	696	638	169
South Africa	143	111	117
Canada	127	89	93
Poland	672	972	286
All Other	1,646	1,568	1,442
Total depreciation and amortization	$ 7,249	$ 8,549	$ 7,414

	As of December 31	
	2009	2008
Identifiable assets		
PLP-USA	$ 65,266	$ 72,641
Australia	31,269	19,438
Brazil	25,194	16,087
South Africa	7,081	5,569
Canada	9,006	8,545
Poland	14,777	13,920
All Other	82,330	54,675
	234,923	190,875
Corporate assets	449	-
Total identifiable assets	$ 235,372	$ 190,875
PLP-USA	$ 22,723	$ 22,465
Australia	9,796	7,332
Brazil	6,004	3,355
South Africa	1,102	637
Canada	2,003	1,627
Poland	5,524	5,372
All Other	20,614	15,152
Total long-lived assets	$ 67,766	$ 55,940

Note L -Related Party Transactions

The Company's DPW operation rents two properties owned by RandReau Properties, LLC and RaRe Properties, LLC., which are owned by Kevin Goodreau, Vice President of Business Development – Solar Division, and Jeffrey Randall, Vice President of Product Design – Solar Division. For the year ended December 31, 2009 and 2008 DPW paid rent expense of $.2 million annually for the properties.

The Company's Belos operation hires temporary employees through a temporary work agency, Flex-Work Sp. Z o.o., which is 50% owned by Agnieszka Rozwadowska. Agnieszka Rozwadowska is the wife of Piotr Rozwadowski, the Managing Director of the Belos operation located in Poland. For the years ended December 31, 2009 and 2008, Belos incurred a total of $.4 million and $1.1 million, respectively, for such temporary labor expense.

In September 2009, the Company invested $.5 million in Proxisafe, a Canadian company formed to design and commercialize new industrial safety equipment. In light of this investment, Mr. Robert Ruhlman, the Chairman of the Board, President and CEO of the Company, was asked to become a board member.

The Company was a sponsor of Ruhlman Motorsports. Ruhlman Motorsports is owned by Randall M. Ruhlman, a director of the Company, and by his wife. No sponsorship fees were paid during 2009 or 2008. In 2007 the Company paid annual sponsorship fees of $950,000 to Ruhlman Motorsports.

On May 15, 2008, the Company purchased 152,726 Common Shares of the Company from the John Deaver Drinko Trust, (the "Drinko Trust") and from the Elizabeth Gibson Drinko IRA (the "Drinko IRA"), at a price per share of $42.24. The purchase price was calculated using the average closing price of the Company's Common Shares on the NASDAQ over the prior thirty calendar days less 15%. John D. Drinko was a director of the Company from 1954 until his death in January 2008. Elizabeth Drinko is the wife of John D. Drinko. The agreements were executed on behalf of the Drinko Trust and Drinko IRA by Elizabeth Drinko, as beneficiary of the Drinko IRA and as Trustee of the Drinko Trust and individually and by National City Bank, as Trustee of the Drinko IRA. The purchase was made pursuant to the previously disclosed February 2007 authorization by the Company's Board of Directors for repurchase of up to 200,000 common shares.

Note M -Business Combinations

The Company accounts for acquisitions in accordance with ASC 805, which includes provisions that were adopted effective January 1, 2009. The new provisions significantly changed the accounting for business combinations both during the period of the acquisition and in subsequent periods. The new provisions are applied prospectively to business combinations after January 1, 2009. As a result of the provisions, transaction costs associated with a business combination entered into by the Company were expensed, and a gain on acquisition of business was recorded, as discussed below.

On December 18, 2009, the Company completed the business combination acquiring certain subsidiaries and other assets from Tyco Electronics Group S.A. (Tyco Electronics) of its Dulmison business for $16 million in cash, and the assumption of certain liabilities.

Dulmison was a supplier and manufacturer of electrical transmission and distribution products. Dulmison designs, manufacturers and markets pole line hardware and vibration control products for the global electrical utility industry. Dulmison was based in Australia with operations in Australia, Thailand, Indonesia, Malaysia, Mexico, and the United States. The acquisition of Dulmison will strengthen the Company's position in the power distribution and transmission hardware market and will expand the Company's presence in the Asia-Pacific region.

The operations located in Thailand will report under the PLP's existing Asia operations included in the All Other reportable segment. The operations located in Indonesia and Malaysia will be reported as part of All Other segment. The assets acquired in Australia, Mexico and the United States will be included in each of the Company's corresponding operating locations.

The acquisition has resulted in a gain on acquisition of business under the guidance for business combinations. The purchase price was allocated to the acquired assets and assumed liabilities based on the fair values at the date of acquisition, with the gain on the acquisition of $9.1 million representing the excess of the fair value allocated to the net assets over the purchase price. The following table summarizes the fair values of the assets acquired and liabilities assumed on December 18, 2009 related to the Dulmison acquisition:

	December 18, 2009
Cash and cash equivalents	$ 4,144
Accounts receivable	6,274
Inventories	9,752
Other current assets	762
Deferred income taxes	141
Total current assets	21,073
Other assets	1,155
Deferred income taxes	213
Property and equipment	3,471
Tradename	311
Customer relationships	4,365
Total assets	30,588
Current deferred tax liabilites	306
Other current liabilities	2,289
Noncurrent deferred tax liabilites	1,422
Other noncurrent liabilities	1,484
Total liabilities	5,501
Net tangible and intangible assets	25,087
Purchase Price	16,000
Gain on bargain purchase	$ 9,087

The Company was able to realize a gain on acquisition of business as a result of current market conditions and the seller's desire to exit the business. The gain on acquisition of business is recorded on the face of the Statement of Consolidated Income within other income (expense).

The useful life of the acquired trade name of $.3 million is four years. The useful life of the customer relationships is 15 to 20 years. The aggregate amortization expense for these intangible assets in 2009 was zero.

Operating results of the acquired business have been included in the Company's statement of consolidated income from the acquisition date forward. From the acquisition date through December 31, 2009, operating results were di minimus.

Acquisition related costs were $1.5 million for the year ended December 31, 2009. These costs were for legal, accounting, valuation, other professional services, and travel related costs. These costs were included in general and administrative costs in the Company's statement of consolidated income. In addition to the acquisition related costs, the Company has accrued and expensed $2 million related to termination benefits for certain Dulmison employees. These additional costs were incorporated as part of the Stock and Asset Purchase Agreement (the "Purchase Agreement") and were required in order to complete the acquisition of the Dulmison Operations. Through the acquisition of Dulmison, 344 employees have been added to the Company's existing worldwide workforce.

On October 7, 2009, the Company acquired a 33.3% investment in Proxisafe Ltd. for $.5 million. The Canadian company was formed to design and commercialize new industrial safety equipment. The Company's consolidated balance sheet as of December 31, 2009 reflects the investment under the equity method.

On May 21, 2008, the Company entered into a Joint Venture Agreement for $.3 million, as goodwill, to form a joint venture between the Company's Australian subsidiary, Preformed Line Products Australia Pty Ltd (PLP-AU) and BlueSky Energy Pty Ltd, a solar systems integration and installation business based in Sydney, Australia. PLP-AU holds a 50% ownership interest in the new joint venture company, which will operate under the name BlueSky Energy Australia (BlueSky), with the option to acquire the remaining 50% ownership interest from BlueSky Energy

Pty Ltd over the next five years. BlueSky Energy Pty Ltd has transferred technology and assets to the joint venture. The Company's consolidated balance sheet as of December 31, 2009 reflects the acquisition of the joint venture under the purchase method of accounting and due to the immateriality of the joint venture on the results of operations no additional disclosures are included. The allocation of the purchase price has been finalized.

Note N – Discontinued Operations

On May 30, 2008, the Company sold its SMP subsidiary for $11.7 million and recognized a $.8 million gain, net of tax, which includes expenses incurred related to the divestiture of SMP. The sale includes $1.5 million to be held in escrow for one year, which was received in 2009. The Company does not have any significant involvement in the operations of SMP.

Operating results of SMP are presented in the Company's consolidated statements of income as discontinued operations, net of tax. The operation had been reported within the SMP reporting segment, which is comprised of the U.S. operations supporting the Company's data communication products. The operating results of the business unit for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Net Sales	$ 8,308	$ 21,318
Income before income taxes	180	648
Provision for income taxes	(67)	(255)
Gain on sale, net of tax	756	-
Income from discontinued operations, net of tax	$ 869	$ 393

Note O - Quarterly Financial Information (unaudited)

The following table summarizes our quarterly results of operations for each of the quarters in 2009 and 2008. The fourth quarter 2009 results have been impacted by a gain on the acquisition of a business of $9.1 million or $1.73 per share basic and $1.69 per diluted share. Additionally, the fourth quarter of 2009 has been impacted by acquisition related after tax expenses of $3.2 million, or $.61 per basic and diluted share, which has been recorded in general and administrative expenses on the Statements of Consolidated Income. These quarterly results are unaudited, but in the opinion of management have been prepared on the same basis as our audited financial information and include all adjustments necessary for a fair presentation of our results of operations.

	Quarter ended			
	March 31	June 30	September 30	December 31
2009				
Net sales	$ 58,694	$ 59,568	$ 69,132	$ 69,812
Gross profit	18,578	19,850	24,614	21,726
Income before income taxes and discontinued operations	4,307	5,263	8,449	11,574
Income from continuing operations, net of tax	2,717	3,542	6,259	10,315
Income (loss) from discontinued operations, net of tax	-	-	-	-
Net income	2,717	3,542	6,259	10,315
Net income attributable to PLPC	2,722	3,584	6,320	10,731
Income from continuing operations per share, basic	0.52	0.69	1.21	2.05
Net income attributable to PLPC per share, basic	0.52	0.69	1.21	2.05
Income from continuing operations per share, diluted	0.51	0.68	1.19	1.99
Net income attributable to PLPC per share, diluted	0.51	0.68	1.19	1.99
2008				
Net sales	$ 59,865	$ 75,362	$ 73,952	$ 60,563
Gross profit	19,005	23,677	25,463	19,122
Income before income taxes and discontinued operations	4,249	7,329	9,421	3,761
Income from continuing operations, net of tax	2,834	4,947	6,614	2,647
Income (loss) from discontinued operations, net of tax	149	620	(34)	134
Net income	2,983	5,567	6,580	2,781
Net income attributable to PLPC	2,950	5,489	6,423	2,761
Income from continuing operations per share, basic	0.52	0.92	1.24	0.50
Net income attributable to PLPC per share, basic	0.55	1.04	1.23	0.53
Income from continuing operations per share, diluted	0.52	0.91	1.23	0.50
Net income attributable to PLPC per share, diluted	0.54	1.03	1.22	0.52

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's Principal Executive Officer and Principal Financial Officer have concluded that the Company's disclosure controls and procedures as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended, were effective as of December 31, 2009.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the consolidated financial statements in accordance with generally accepted accounting principles.

As discussed in Note M in the Notes to Consolidated Financial Statements, we acquired 100% of the Dulmison business from Tyco Electronics during 2009. As permitted by the Securities and Exchange Commission, management has excluded internal controls from this operation in its assessment. Dulmison's net sales, net income and total assets represent 0%, 3% and 8% of consolidated net sales, net income and total assets respectively for the year ended and as of December 31, 2009.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation.

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer and Vice President of Finance, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework.* Based upon this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by Ernst & Young LLP, an independent registered public accounting firm, who expressed an unqualified opinion as stated in their report, a copy of which is included below.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f)) during the quarter ended December 31, 2009 that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Preformed Line Products Company

We have audited Preformed Line Products Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Preformed Line Products Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Dulmison. Dulmison, acquired on December 18, 2009, is included in the December 31, 2009 consolidated financial statements of Preformed Line Products Company and constituted 8% of total assets as of December 31, 2009 and 0% and 3% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Preformed Line Products Company also did not include an evaluation of the internal control over financial reporting of Dulmison.

In our opinion, Preformed Line Products Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Preformed Line Products Company as of December 31, 2009 and 2008 and the related statements of consolidated income, cash flows and shareholders' equity for the years then ended and our report dated March 15, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
March 15, 2010

Item 9B. Other Information

None

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is incorporated by reference to the information under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Compliance" in the Company's Proxy Statement, for the Annual Meeting of Shareholders to be held April 26, 2010 (the "Proxy Statement"). Information relative to executive officers of the Company is contained in Part I of this Annual Report of Form 10-K. The Company has adopted a code of conduct. A copy of the code of conduct can be obtained from the Company's Internet site at http://www.preformed.com in its About Us section.

Item 11. Executive Compensation

The information set forth under the caption "Director and Executive Officer Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Other than the information required by Item 201(d) of Regulation S-K the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference. The information required by Item 201(d) of Regulation S-K is set forth in Item 5 of this report.

Item 13. Certain Relationships , Related Transactions and Director Independence

The information set forth under the captions "Transactions with Related Persons" and "Election of Directors" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information set forth under the captions "Independent Public Accountants", "Audit Fees", "Audit-Related Fees", "Tax Fees" and "All Other Fees" in the Proxy Statement is incorporated herein by reference.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Schedule

Page	Financial Statements
36	Consolidated Balance Sheets

(b) Exhibits

Exhibit Number	Exhibit
2.1	Stock and Purchase Agreement, dated October 22, 2009, by and among the Company and Tyco Electronics Group S.A. to acquire the Dulmison business (The agreement does not include the schedules and other attachments. A copy will be provided to the SEC upon request.), filed herewith.
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form 10).
3.2	Amended and Restated Code of Regulations of Preformed Line Products Company (incorporated by reference to the Company's Registration Statement on Form 10).
4	Description of Specimen Share Certificate (incorporated by reference to the Company's Registration Statement on Form 10).
10.1	Preformed Line Products Company 1999 Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form 10).*
10.2	Preformed Line Products Company Officers Bonus Plan (incorporated by reference to the Company's 10-K filed for the year ended December 31, 2007).*
10.3	Preformed Line Products Company Executive Life Insurance Plan – Summary (incorporated by reference to the Company's Registration Statement on Form 10).*
10.4	Preformed Line Products Company Supplemental Profit Sharing Plan (incorporated by reference to the Company's Registration Statement on Form 10).*
10.5	Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated December 30, 1994 (incorporated by reference to the Company's Registration Statement on Form 10).
10.6	Amendment to the Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated October 31, 2002 (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2003).
10.7	Preformed Line Products Company 1999 Employee Stock Option Plan Incentive Stock Option agreement (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).*
10.8	Stock Purchase Agreement, dated March 22, 2007, by and among the Company and Claudia W. Goodreau, Kevin M. Goodreau, Dora Ely Randall and Jeffrey J. Randall to acquire Direct Power and Water Corporation (incorporated by reference to the Company's 10-Q filing for the quarter ended March 31, 2007).
10.9	Conditional Share Purchase Agreement, dated April 22, 2007, by and among the Company and BBO Spolka z o.o. to acquire a holding in Zaklady Wytworcze Sprzetu Sieciowego "Belos" SA (incorporated by reference to the Company's 10-Q filing for the three-month and six-month ended June 30, 2007).
10.10	Preformed Line Products Company Chief Executive Officer Bonus Plan (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2007).*
10.11	Preformed Line Products Company Long Term Incentive Plan of 2008 (incorporated by reference to the Company's 8-K current report filing dated May 1, 2008).*
10.12	Deferred Shares Plan (incorporated by reference to the Company's 8-K current report filing dated August 21, 2008).

10.13	Form of Restricted Shares Grant Agreement (incorporated by reference to the Company's 10-Q filing for the quarter ended September 30, 2008).*
10.14	Agreement and Plan of Merger, dated May 30, 2008, by and among the Company and Optical Cable Corporation to divest Superior Modular Company Inc. (incorporated by reference to the Company's 8-K current report filing dated May 30, 2008).
14.1	Preformed Line Products Company Code of Conduct (incorporated by reference to the Company's 8-K current report filing dated August 6, 2007).
21	Subsidiaries of Preformed Line Products Company, filed herewith.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed herewith.
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, filed herewith.
31.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certification of the Principal Financial Officer, Eric R. Graef, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.
32.2	Certification of the Principal Accounting Officer, Eric R. Graef, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.

* Indicates management contracts or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

	Preformed Line Products Company
March 15, 2010	/s/ Robert G. Ruhlman Robert G. Ruhlman Chairman, President and Chief Executive Officer (principal executive officer)
March 15, 2010	/s/ Eric R. Graef Eric R. Graef Chief Financial Officer and Vice President Finance (principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacity and on the dates indicated.

March 15, 2010	/s/ Robert G. Ruhlman Robert G. Ruhlman Chairman, President and Chief Executive Officer
March 15, 2010	/s/ Barbara P. Ruhlman Barbara P. Ruhlman Director
March 15, 2010	/s/ Randall M. Ruhlman Randall M. Ruhlman Director
March 15, 2010	/s/ Glenn E. Corlett Glenn E. Corlett Director
March 15, 2010	/s/ Michael E. Gibbons Michael E. Gibbons Director
March 15, 2010	/s/ R. Steven Kestner R. Steven Kestner Director
March 15, 2010	/s/ Richard R. Gascoigne Richard R. Gascoigne Director

PREFORMED LINE PRODUCTS COMPANY

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2009, 2008 and 2007
(Thousands of dollars)

For the year ended December 31, 2009:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions (a)	Balance at end of period
Allowance for doubtful accounts	$ 498	$ 322	$ (224)	$ 173	$ 769
Reserve for credit memos	474	224	(472)	-	226
Slow-moving and obsolete inventory reserves	3,056	2,029	(841)	1,295	5,539
Accrued product warranty	129	81	(6)	5	209

For the year ended December 31, 2008:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions	Balance at end of period
Allowance for doubtful accounts	$ 733	$ 114	$ (305)	$ (44)	$ 498
Reserve for credit memos	466	472	(464)	-	474
Slow-moving and obsolete inventory reserves	3,332	1,161	(1,322)	(115)	3,056
Accrued product warranty	104	147	(94)	(28)	129

For the year ended December 31, 2007:	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Other additions or deductions (a)	Balance at end of period
Allowance for doubtful accounts	$ 625	$ 143	$ (172)	$ 137	$ 733
Reserve for credit memos	447	795	(776)	-	466
Slow-moving and obsolete inventory reserves	3,843	22	(1,047)	514	3,332
Accrued product warranty	82	41	(124)	105	104

(a) Other additions or deductions relate to translation adjustments. Included in 2009 are opening balances for acquisitions for the following reserves; allowance for doubtful accounts of $117 thousand and $1.3 million for inventory reserves. Included in 2007 are opening balances for acquisitions for the following reserves; allowance for doubtful accounts of $86 thousand, inventory reserves of $440 thousand and $97 thousand for accrued product warranty.

Exhibit Index

2.1	Stock and Purchase Agreement, dated October 22, 2009, by and among the Company and Tyco Electronics Group S.A. to acquire the Dulmison business (The agreement does not include the schedules and other attachments. A copy will be provided to the SEC upon request.), filed herewith.
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to the Company's Registration Statement on Form 10).
3.2	Amended and Restated Code of Regulations of Preformed Line Products Company (incorporated by reference to the Company's Registration Statement on Form 10).
4	Description of Specimen Stock Certificate (incorporated by reference to the Company's Registration Statement on Form 10).
10.1	Preformed Line Products Company 1999 Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form 10).*
10.2	Preformed Line Products Company Officers Bonus Plan (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2007).*
10.3	Preformed Line Products Company Executive Life Insurance Plan – Summary (incorporated by reference to the Company's Registration Statement on Form 10).*
10.4	Preformed Line Products Company Supplemental Profit Sharing Plan (incorporated by reference to the Company's Registration Statement on Form 10).*
10.5	Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated December 30, 1994 (incorporated by reference to the Company's Registration Statement on Form 10).
10.6	Amendment to the Revolving Credit Agreement between National City Bank and Preformed Line Products Company, dated October 31, 2002 (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2003).*
10.7	Preformed Line Products Company 1999 Employee Stock Option Plan Incentive Stock Option Agreement (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2004).
10.8	Stock Purchase Agreement, dated March 22, 2007, by and among the Company and Claudia W. Goodreau, Kevin M. Goodreau, Dora Ely Randall and Jeffrey J. Randall to acquire Direct Power and Water Corporation (incorporated by reference to the Company's 10-Q filing for the quarter ended March 31, 2007).
10.9	Conditional Share Purchase Agreement, dated April 22, 2007, by and among the Company and BBO Spolka Z o.o. to acquire a holding in Zaklady Wytworcze Sprzetu Sieciowego "Belos" SA (incorporated by reference to the Company's 10-Q filing for the three-month and six-month ended June 30, 2007).
10.10	Preformed Line Products Company Chief Executive Officer Bonus Plan (incorporated by reference to the Company's 10-K filing for the year ended December 31, 2007).
10.11	Preformed Line Products Company Long Term Incentive Plan of 2008 (incorporated by reference to the Company's 8-K current report filing dated May 1, 2008).*
10.12	Deferred Shares Plan (incorporated by reference to the Company's 8-K current report filing dated August 21, 2008).*
10.13	Form of Restricted Shares Grant Agreement (incorporated by reference to the Company's 10-Q filing for the quarter ended September 30, 2008). *
10.14	Agreement and Plan of Merger, dated May 30, 2008, by and among the Company and Optical Cable Corporation to divest Superior Modular Company Inc. (incorporated by reference to the Company's 8-K current report filing dated May 30, 2008).
14.1	Preformed Line Products Company Code of Conduct (incorporated by reference to the Company's 8-K current report filing dated August 6, 2007).
21	Subsidiaries of Preformed Line Products Company, filed herewith.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, filed herewith.

23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, filed herewith.
31.1	Certificationsof the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certification of the Principal Financial Officer, Eric R. Graef, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of the Principal Executive Officer, Robert G. Ruhlman, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.
32.2	Certification of the Principal Accounting Officer, Eric R. Graef, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished.

* Indicates management contracts or compensatory plan or arrangement.

Exhibit 21

PREFORMED LINE PRODUCTS COMPANY

SUBSIDIARIES

Domestic Subsidiaries:

Direct Power and Water Corporation
Albuquerque, New Mexico

Foreign Subsidiaries:

Australia
Preformed Line Products (Australia) Ltd.
Sydney, Australia

Brazil
PLP-Produtos Para Linhas Preformados Ltd.
Sao Paulo, Brazil

Canada
Preformed Line Products (Canada) Ltd.
Cambridge, Ontario, Canada

China
Beijing PLP Conductor Line Products Co., Ltd.
Beijing, China

Indonesia
PT Dulmison Indonesia
Bekasi, Indonesia

Malaysia
Preformed Line Products (Malaysia) Snd. Bhd
Selangor, Malaysia

Mexico
Preformados de Mexico S.A. de C.V.
Queretaro, Mexico

Poland
PLP-Belos SA
Beilsko-Biala, Poland

South Africa
Preformed Line Products (South Africa) Pty. Ltd.
Pietermaritzburg, Natal
Republic of South Africa

Spain
APRESA – PLP Spain, S. A.
Sevilla, Spain

Thailand

Preformed Line Products (Asia) Ltd.
Bangkok, Thailand

Preformed Line Products (Thailand) Ltd.
Bangkok, Thailand

United Kingdom

Preformed Line Products (Great Britain) Ltd.
Andover, Hampshire, England

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-73692) pertaining to the Salaried Employees' Profit Sharing Plan of Preformed Line Products Company, in the Registration Statement (Form S-8 No. 333-73690) pertaining to the 1999 Employee Stock Option Plan of Preformed Line Products Company, and in the Registration Statement (Form S-8 No. 333-153263) pertaining to the Long Term Incentive Plan of 2008 of Preformed Line Products Company of our reports dated March 15, 2010, with respect to the consolidated financial statements and schedule of Preformed Line Products Company, and the effectiveness of internal control over financial reporting of Preformed Line Products Company included in this Annual Report on Form 10-K for the year ended December 31, 2009.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 15, 2010

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-73692 on Form S-8 for the Preformed Line Products Company Salaried Employees' Profit Sharing Plan, in Registration Statement No. 333-73690 on Form S-8 for the Preformed Line Products Company 1999 Employee Stock Option Plan and in Registration Statement No. 333-153263 on Form S-8 for the Preformed Line Products Company Long Term Incentive Plan of 2008 of our report relating to the financial statements and financial statement schedule of Preformed Line Products Company dated April 4, 2008 (March 13, 2009 as to the retrospective effects of the discontinued operations and change in reportable segments, described in Note N, and March 15, 2010 as to the Company's change in method of accounting for noncontrolling interests, described in Note A) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of a new accounting standard in 2009), appearing in this Annual Report on Form 10-K of Preformed Line Products Company for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
March 15, 2010

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. Ruhlman, certify that:

1. I have reviewed this annual report on Form 10-K of Preformed Line Products Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2010

/s/ Robert G. Ruhlman
Robert G. Ruhlman
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric R. Graef, certify that:

1. I have reviewed this annual report on Form 10-K of Preformed Line Products Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2010

/s/ Eric R. Graef
Eric R. Graef
Chief Financial Officer and Vice President - Finance
(Principal Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Robert G. Ruhlman, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 10-K of Preformed Line Products Company for the period ended December 31, 2009 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Preformed Line Products Company.

March 15, 2010

/s/ Robert G. Ruhlman
Robert G. Ruhlman
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric R. Graef, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Annual Report on Form 10-K of Preformed Line Products Company for the period ended December 31, 2009 which this certification accompanies fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Preformed Line Products Company.

March 15, 2010

/s / Eric R. Graef
Eric R. Graef
Chief Financial Officer and
Vice President - Finance
(Principal Accounting Officer)

A signed original of this written statement required by Section 906 has been provided to Preformed Line Products Company and will be retained by Preformed Line Products Company and furnished to the Securities and Exchange Commission or its staff upon request.

FINANCIAL POSITION AND HIGHLIGHTS

Net sales were $257.2 million in 2009. The stronger dollar relative to most foreign currencies had a negative $12.2 million impact on sales when financial statements denominated in foreign currencies were translated to U.S. dollars. Excluding the impact of currency, sales decreased $350,000 or less than 1% in 2009. Net income was $23.4 million and includes a $9.1 million gain from the acquisition of Dulmison and after tax expenses related to the acquisition of $3 million. Excluding these items, net income from continuing operations was $17.3 million or less than 2% below 2008. Our financial position remains strong with a current ratio of 3 to 1 and bank debt of $7.6 million on total assets exceeding $235 million.

FINANCIAL HIGHLIGHTS

Thousands of dollars, except per share data	YEAR ENDED DECEMBER 31, 2009	2008
Net Sales	$257,206	$269,742
Income before income taxes and discontinued operations	29,593	24,760
Income from continuing operations, net of tax	22,833	17,042
Net income	22,833	17,911
Net income attributable to PLPC	23,357	17,623
Income from continuing operations attributable to PLPC common shareholders per share basic	4.46	3.17
Net income attributable to PLPC common shareholders per share basic	4.46	3.34
Income from continuing operations attributable to PLPC common shareholders per share diluted	4.35	3.14
Net income attributable to PLPC common shareholders per share diluted	4.35	3.30
PLPC Shareholders' equity	170,966	136,265
Shareholders' equity per share	32.58	26.09

CONSOLIDATED NET SALES, NET OF DISCONTINUED OPERATIONS


$257,206
$269,742
$233,289
$196,910
$186,232
2009
2008
2007
2006
2005

CONSOLIDATED NET INCOME, ATTRIBUTABLE TO PLPC


$6,049*
$17,308
$23,357
$17,623
$14,159
$12,103
$12,030
2009
2008
2007
2006
2005

*Gain on the acquisition of Dulmison, net of acquisition related costs.

GLOBAL REACH **LOCAL** FOCUS



ROBERT G. RUHLMAN
Chairman and Chief Executive Officer

TO OUR **SHAREHOLDERS**

Given the overall global economic climate during 2009, I have no reservations at all about calling 2009 another successful year for Preformed Line Products (PLP). It was indeed an interesting year filled with both disappointment and success.

Domestic sales were down 7% but up in various other subsidiaries. This geographic diversity resulted in relatively flat consolidated sales when viewed in native currency. Net income was similarly down domestically but up in other parts of the world, and it was at an all-time record due to the affect of a bargain purchase gain on our most recent acquisition.

Misguided economic policies here at home combined with a high degree of uncertainty going forward, once again delayed much needed rehabbing of our nation's electrical grid and all but put the brakes on widespread broadband deployment, contrary to the campaign promises of 2008. Fortunately, our time-tested business model of global diversification and emphasizing local manufacturing and management in the markets in which we operate served us well in 2009, with regional gains elsewhere offsetting a disappointing year domestically. The global picture for 2010 looks quite similar to 2009 with strong prospects in many of the countries in which we operate. Unfortunately, as I write this letter, there appears to be nothing on the horizon to indicate that renewed business growth in the USA, generating demand for our products, will take place in 2010.

We wrapped up 2009 by closing on what might be the most significant acquisition in our 63 year history. Our acquisition of the Dulmison line of products from Tyco Electronics completed a project which began nearly seven years ago and which occupied significant attention on our part for the past four years. It also led credence to the old adage, "the third time's the charm" as we had attempted to acquire Dulmison twice before.

Dulmison and Preformed have a long history together with Dulmison Australia having been a licensee of PLP's from 1960 to 1977. From 1977 until the acquisition this past year


PLP
Preformed Line Products
PLP

Dulmison and Preformed had been formidable competitors on the world stage in both transmission and distribution products. Those 33 years of competition pushed both companies in a very positive sense and the in-depth knowledge both organizations have of the other has made the amalgamation process quite smooth.

The acquisition of the Dulmison product line and facilities has further expanded our geographic footprint with the addition of facilities in Jakarta, Indonesia and Kuala Lumpur, Malaysia while also growing our product line and increasing our overall global market penetration. This combination also added significant volume to existing plants domestically and abroad, but by no means have we achieved market dominance. In fact, this acquisition has and will continue to embolden our competitors as they attempt to capitalize on customers' desires to have multiple vendors. Therefore, we have a responsibility to our customers as well as ourselves to be an even better Preformed going forward than we have been to this point and to further improve upon what got us to where we are today. I have no doubt that our talented worldwide team, now over 2,300 strong will successfully meet that challenge.

We warmly welcome those who have recently joined the Preformed family, many of whom are pictured throughout this report and as always, thank all who have been part of building this wonderful organization.

ROBERT G. RUHLMAN
Chairman and Chief Executive Officer

INTERNATIONAL REGIONS

PLP has sixteen manufacturing facilities in thirteen different countries. Each operation is a strong manufacturing unit capable of producing the majority of what it sells into its markets. It can produce the high volume products as well as specialized products with responsive deliveries for its local customers. These businesses are supported by local engineering teams responsible for product design, product line coordination with other PLP locations and manufacturing support. Additionally, these businesses coordinate sales across the region to take the best advantage of PLP's locations, product availability, as well as the language and cultural aspects that are so important to successful cross border selling. Beyond the regional coordination, these businesses are tightly connected to the rest of PLP's global capabilities. Whether it is new product design, new product initiatives, access to shared manufacturing experiences or access to lower cost products and materials, PLP's businesses take advantage of their global knowledge to exceed customers' expectations. The following is an overview of the three primary regions in which PLP operates: Asia-Pacific, EMEA and the Americas.

ASIA-PACIFIC REGION

Asia Pacific covers the region from Korea in the North to Australia in the South. In total, more than 3.9 billion people live in this Asia Pacific region.

With China and India as part of this region, growth in most major industries will exceed that of other areas of the world. Despite the massive population, this area still has a relatively low base of individual consumption. As such, it has significant potential for growth. The International Energy Agency estimates that there are still more than 800 million individuals in this area that live without regular electric supply each day.

PLP has been active in this region since partnerships were formed in the early 1960's in Japan and Australia. As those and other markets in Asia developed, PLP brought Transmission and Distribution technology to the region and started a process of moving from partnerships to owning 100% of the companies it operates. The customers in those areas grew to appreciate the attention and support PLP provided while benefiting from PLP's global product development and market experience.

As PLP began to focus its attention across a broader part of the Asia Pacific region, PLP established Beijing-PLP in the mid 1990's. This business was founded to supply the exploding demand for electric power as that important global market opened commercially. Beijing-PLP has grown steadily over the last fifteen years and remains the only significant multi-national pole line fittings company supplying fittings and hardware to the industry. The factory in Beijing mirrors other PLP facilities with equivalent technologies, providing product that is competitive both locally as well as internationally. Because PLP holds technical standards constant in all PLP businesses, customers are ensured access to common and seamless technology regardless of manufacturing location.

In 2004, PLP's growth in Southeast Asia continued with its acquisition of a small manufacturer in Bangkok, Thailand. With its subsequent acquisition of Dulmison, the Bangkok operation will be one of the largest in the PLP family. Combined with local operations in Malaysia (Kuala Lumpur) and Indonesia (Jakarta), PLP has a very strong presence of support for the markets centered around these Southeast Asian countries.

From this region's strong and steady growth, PLP has been successful in combining the local demand with project needs from other areas. The significant scale that has been obtained allows PLP to develop global centers of excellence while still ensuring that regionally-produced products are available to meet the demands of the local customers.

EUROPE, MIDDLE EAST AND AFRICA REGION (EMEA)

PLP's EMEA business is centered around three major operations in Europe and one in Africa. These facilities in England (Andover), Spain (Seville), Poland (Bielsko Biala) and South Africa (Pietermaritzburg) have been supplying products to the electric power utility market for over 50 years. Combined, these operations have over 200 years of experience in this industry.

Each of these four businesses was originally established to focus on its internal domestic market. As capabilities grew and product lines expanded, each began to broaden both its target markets and geographic coverage. Today, the EMEA region is well covered with a combination of direct selling and independent representatives and distributors. From an original market focus on the Electric Power Industry, the businesses now supply to the telecom, solar and transportation (i.e., railroad, light rail and traffic management) markets. Specialization within these fields has provided product line growth, as well as expanding market opportunities, such as supplying substation fittings.

AMERICAS REGION

In North and South America, PLP operates out of four strategically located operations to serve power utility, communications and solar energy customers throughout the region. With manufacturing facilities in Brazil (Sao Paulo), Mexico (Queretaro), USA (Arkansas, North Carolina, New Mexico, Ohio), and Canada (Ontario), PLP has been operating in this region since its founding in Cleveland, Ohio in 1947 and is well positioned to provide customers in the Americas with an unparalleled level of local service and support. In addition to comprehensive manufacturing capabilities, each of these operations is fully supported with sales and engineering resources to solve customers' problems and provide in-depth technical support.

The acquisition of Dulmison further cements PLP's leadership position in the region and will enable PLP to enhance the scope of its product lines and the technology it provides to this important market.



2009 BUSINESS CONDITIONS BY MARKET

Although 2009 was a challenging year given the global economic turmoil, PLP's global business remained stable and PLP is well positioned to seize opportunities when the global economy begins to improve.

Around the globe, PLP's manufacturing facilities are equipped with core industry technologies like forging, casting and CNC metal fabricating and machining. From these capabilities, the businesses now have a broad range of products to ensure complete market coverage. Manufacturing redundancy covers the most critical products and technologies that PLP has focused on for many years. However, each business has specialized in unique products that are now shared among the regional and global group. Most of these sites have modern test laboratories able to perform a wide range of mechanical, electrical and vibration tests on conductors and associated hardware. In addition, PLP offers expertise in the field, with its vibration monitoring service on transmission and distribution lines.

DISTRIBUTION:

The Power Distribution business (defined as voltages below 115KV), was down in 2009 as power utility companies put off maintenance programs to reduce spending, and the housing crunch continued to depress new home construction as well as the associated deployment of overhead power lines. Future prospects for this segment look encouraging assuming an economic recovery will spur renewed investment in required maintenance work, and new residential and commercial related construction will drive additional power line construction. PLP continues to drive future growth by identifying and developing new product opportunities to enhance its Distribution product offering. Recent additions to the product line include polymeric insulators, wildlife protection devices and polymeric surge arrestors (Brazil).



TRANSMISSION:

PLP's Power Transmission business (defined as voltages 115KV or higher) was up significantly in 2009 as power utility customers continued to invest in upgrading their rapidly aging transmission grids. PLP is well positioned in this market with a full range of transmission fittings, hardware and vibration control products to support line construction up to 765KV. PLP also benefited from increasing investment in alternative energy projects. In many countries throughout the world, incentives are driving construction of renewable energy facilities, with the most prevalent being wind "farm" construction. These large arrays (1 megawatt or greater) of wind turbines are typically located far from population centers and require significant investments in transmission line infrastructure to connect these assets to the grid. PLP provides comprehensive transmission line packages for these applications and continues to develop products to further expand the product offering for its customers.

PLP's leadership position in this market was enhanced with the acquisition of Dulmison. Dulmison's spacer, spacer-damper and stockbridge damper product lines complement PLP's product offerings and enable PLP to offer the most comprehensive line of products in the industry. With demand for electrical power



continuing to increase, especially in the many fast growing developing markets, PLP's leadership will enable it to take advantage of prospects for continued growth as transmission grids are enhanced and extended throughout the world.

Supplying transmission grid operators with a full line of engineered products to install and protect their electrical conductors is complicated. Each transmission line that is built has its own unique characteristics. To supply everything required, a company must be prepared to provide the complete engineered solution as well as to work with a variety of materials defined by multiple international standards. These projects often have aggressive delivery periods and need to be delivered to remote sites on the opposite side of the world.

To do this all in one factory is an enormous challenge, but to do it with the combination of specialized PLP operations in different locations makes the process much more manageable. PLP can offer its customers a level of specialization that no other manufacturer in this industry can match.

While the recent activities in the energy markets have been mixed due to varying levels of the economic crisis, PLP continues to develop and test a wide range of transmission hardware. PLP has successfully supplied many hardware packages and is now widely recognized as a major supplier of fittings and vibration control devices to utility customers across all markets.

PLP employees work closely with the local utilities, contractors, wholesalers and local representative to ensure that PLP has the products to meet the local market needs. One example of joint co-operation is the introduction of a raptor protector. PLP developed this product with a South African environmental and wildlife division to help prevent vultures and other birds from being electrocuted on power lines in South Africa. In addition, PLP developed a new Vari-Grip termination for use on the guyed towers on the 765Kv line between Limpopo province and the Western Cape in South Africa.

In other markets, PLP has developed high temperature elastomers for use on the new generation of conductors which may experience service temperatures of 250 degrees Centigrade or higher. This elastomer is used at the suspension points of new conductors to increase the amount of energy that is able to be transmitted across existing steel towers and along existing rights of way.

COMMUNICATIONS:

The year 2009 was challenging for PLP's communication business throughout the world. Many communications customers cut back on capital and operational spending as the global economic downturn negatively impacted consumer spending on communication services. The U.S. was hit especially hard as communication carriers diverted operational funds to wireless communication projects where they could realize a faster return on their spending and investments. Also, the broadband stimulus program that was announced early in 2009 failed to gain traction throughout the year and the administrative burden of the program has further delayed the deployment of funds.

Through all of this, PLP maintained its focus on the customers' efforts. PLP directed these efforts at customer premise and demarcation applications which are the final connections between the network and the end consumer. As economic conditions improve and stimulus funds eventually start flowing into projects, PLP's efforts in these areas will lead to growth in the communications business. Opportunities for growth also look promising in Central and South America where deployment of fixed line telecommunications services and broadband penetration rates remain low as a percentage of the total population.

Like the Americas, the EMEA region exhibited lower 2009 results as telecommunication and CATV customers reduced capital expenses and operational investments in fixed line communication networks. Specifically, large carrier communication companies supported wireless technologies throughout the region over growth in copper and fiber networks. Government regulatory uncertainty and discussions regarding the promotion of access to incumbent carrier lines to encourage competition in broadband services, have delayed widespread deployment of last mile fiber optic applications. Additionally, significant unemployment rates in Europe (e.g., Spain with an unemployment near 20%) coupled with a lack of growth over the last six quarters has had a dramatic effect on the EMEA region. As such, Fiber to the Home installations in most of Europe continues to lag other regions throughout the world.

General market conditions in the EMEA region remain challenging with further industry consolidations, customer cost reduction initiatives and an influx of Asian competitors combining to apply significant pressure on sales volumes and margins.

Despite a slow recovery in the region, PLP's EMEA group is optimistic that future growth will be driven by PLP's dedication to a comprehensive portfolio of copper and fiber products, continued innovative product development and its ongoing focus on local service and support.





SOLAR:

Business at PLP's solar energy subsidiary, DPW Solar, was up in 2009 as investment and incentives continued in solar energy projects throughout the U.S. DPW Solar, based in Albuquerque, New Mexico, manufacturers roof, pole and ground mounted hardware systems for solar power applications from a few kilowatts to one megawatt and higher. DPW Solar also provides packaged power systems and selected integration services throughout the Southwestern United States.

DPW Solar is keenly focused on new product development directed towards two goals. One is increasing application flexibility. The other is reducing the overall cost per watt of solar power installations by increasing the efficiency of hardware designs and dramatically improving installations times.

PLP also continued the development of its solar business outside the U.S, with operations in Spain, Australia, Canada, Brazil and Mexico. Canada offers significant growth opportunities for solar given the recent announcement by the Ontario Power Authority regarding their FIT (Feed-in Tariff) Program. The FIT program provides for a substantial credit per kilowatt hour for customers that invest in solar energy projects. The returns on these investments are guaranteed for twenty years and the program is expected to dramatically increase the demand for solar power systems and services. Given the requirements for domestic Canadian content, PLP's operation in Canada is well positioned to service the local solar market as the FIT Program gains momentum. In Australia and Spain, PLP has done significant work to introduce PLP's solar hardware and integration solutions into the local markets. With the renewal and expansion of incentive programs in these countries combined with rapidly advancing technology, PLP is prepared to take advantage of future growth opportunities in solar power deployments.

With advancements in new product development and the continued expansion of the international solar operations, PLP's solar business will continue to play a key role in the market as the technology advances towards grid parity (i.e., solar energy at costs comparable to fossil fuel based energy).

PATENT AWARDS **2009**

FIBERLIGN® CLAS Cable Storage System
George Dudash and John Jones



VORTX™ Vibration Damper
John Olenik and Gary Zaleski





MEMORIAL

This Annual Report is dedicated to the memory of J. Richard Hamilton.

An attorney with Baker Hostetler for over 50 years, Rich also served as PLP's Corporate Secretary from 1990-2005. Rich's impeccable character, integrity and work ethic were well balanced with a love of life; family, friends, music, sports and the great outdoors. As one might guess from the picture, he had a bit of a mischievous streak as well.

Beyond being a respected attorney and talented corporate counsel, Rich was a marvelous mentor, responsible for enhancing the personal and professional development of many and a great friend to all who were fortunate enough to have known him. We will miss you, Rich.

PREFORMED LINE PRODUCTS COMPANY

CORPORATE INFORMATION

DIRECTORS

Robert G. Ruhlman
Chairman and CEO

Glenn E. Corlett
Professor and Former Dean
at the College of Business
at Ohio University

Richard R. Gascoigne
Former Managing Director
at Marsh Inc.

Michael E. Gibbons
Sr. Managing Director,
Brown Gibbons Lang
& Company

R. Steven Kestner
Executive Partner,
Baker & Hostetler LLP

Barbara P. Ruhlman

Randall M. Ruhlman
President
Ruhlman Motor Sports

OFFICERS

Robert G. Ruhlman
Chairman, President and CEO

J. Cecil Curlee, Jr.
Vice President
Human Resources

Eric R. Graef
Chief Financial Officer and Vice
President Finance

William H. Haag III
Vice President
International Operations

Dennis F. McKenna
Vice President
Marketing and
Business Development

David C. Sunkle
Vice President
Research, Engineering
and Manufacturing

Caroline S. Vaccariello
General Counsel and
Corporate Secretary

DOMESTIC PLANT LOCATIONS

Arkansas
Rogers

North Carolina
Albemarle

SUBSIDIARY

Direct Power and Water Corporation
Albuquerque, New Mexico

INTERNATIONAL OPERATIONS

Australia
Preformed Line Products (Australia) Ltd.
Sydney, Australia

Brazil
PLP-Produtos Para Linhas
Preformados Ltd.
Sao Paulo, Brazil

Canada
Preformed Line Products (Canada) Ltd.
Cambridge, Ontario, Canada

China
Beijing PLP Conductor Line
Products Co., Ltd.
Beijing, China

Indonesia
PT Dulmison Indonesia
Bekasi, Indonesia

Malaysia
Preformed Line Products
(Malaysia) Snd Bhd
Selangor, Malaysia

Mexico
Preformados de Mexico S.A. de C.V.
Querétaro, Mexico

Poland
PLP-Belos S.A.
Bielsko-Biala, Poland

South Africa
Preformed Line Products
(South Africa) Pty. Ltd.
Pietermaritzburg, Natal
Republic of South Africa

Spain
APRESA—PLP Spain, S. A.
Sevilla, Spain

Thailand
Preformed Line Products (Asia) Ltd.
Bangkok, Thailand
Preformed Line Products (Thailand) Ltd.
Bangkok, Thailand

United Kingdom
Preformed Line Products (Great Britain) Ltd.
Andover, Hampshire, England

AUDITORS

Ernst and Young LLP

REGISTRAR & TRANSFER AGENT

Computershare Trust Company, N.A.
Investor Relations
250 Royall Street
Canton, MA 02021

MAILING ADDRESS
P.O. Box 43078
Providence, RI 02940-3078

www.computershare.com

SHAREHOLDERS INQUIRIES
1-800-622-6757 (toll-free within the
United States, Canada and Puerto Rico),
1-781-575-4735 (international direct dial)

COMMON SHARES

PLP common shares are traded on
the NASDAQ Global Market under the
ticker symbol: PLPC

CORPORATE HEADQUARTERS

Preformed Line Products Company
(an Ohio Corporation)
660 Beta Drive
Mayfield Village, Ohio 44143

MAILING ADDRESS
P.O. Box 91129
Cleveland, Ohio 44101-4301

Telephone: 440.461.5200
Fax: 440.442.8816
Web Site: www.preformed.com
E-mail: inquiries@preformed.com

The Company has adopted a code of conduct. A copy of the code of conduct is posted on our Internet Site at www.preformed.com in our About Us section.

If you would like to receive an electronic copy of this or future Annual Reports of Preformed Line Products, go to www.preformed.com, click Investor Relations and follow the instructions; or e-mail us at inquiries@preformed.com.




PLP
PREFORMED LINE PRODUCTS
The connection you can count on.

660 Beta Drive
Mayfield Village, OH 44143
(440) 461-5200
www.preformed.com
inquiries@preformed.com

Mailing Address:
PO Box 91129
Cleveland, OH 44101


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